
082-05217
RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
07023299
AVAILABLE COPY
PROCESSED
MAY 10 2007
THOMSON
FINANCIAL
ARIS
12-31-06
SUPPL

Audited condensed group financial results

for the year ended 31 December 2006

HIGHLIGHTS

- Historic empowerment transaction successfully concluded
- Earnings not comparable
- Good operating results
- Coal production reaches 24 million tonnes
- Strong project pipeline for transformed group
- Options to acquire Namakwa Sands and a 26% interest in Black Mountain/Gamsberg exercised post December 2006


exxaro

POWERING POSSIBILITY

CONTENTS

CONDENSED GROUP INCOME STATEMENT

	Year ended 31 December	
	2006	2005
	Audited	Restated
CONTINUING OPERATIONS	Rm	Rm
Revenue	7,263	5,308
Operating expenses	(6,022)	(4,319)
Fair value adjustment on unbundling of subsidiary	17,963	
BEE credential expense and unbundling costs	(821)	
Impairment of property, plant and equipment	(784)	
Net operating profit	17,599	989
Net financing costs	(307)	(162)
Share of income from equity accounted investments	159	7
Profit before taxation	17,451	834
Taxation	(578)	(323)
Profit for the year from continuing operations	16,873	511
Profit for the year from discontinued operations (note 5)	2,323	2,727
Profit for the year	19,196	3,238
Attributable to:		
Equity holders of the parent	19,169	3,177
Minority interest	27	61
Net profit	19,196	3,238
Ordinary shares (million)		
- in issue	351	306
- weighted average number of shares	313	304
- diluted weighted average number of shares	318	311
Attributable earnings per share (cents)		
- basic (restated for December 2005)	6,124	1,045
- diluted (restated for December 2005)	6,028	1,022
Attributable earnings per share from continuing operations (cents)		
- basic (restated for December 2005)	5,382	148
- diluted (restated for December 2005)	5,297	145
Attributable earnings per share from discontinued operations (cents)		
- basic (restated for December 2005)	742	897
- diluted (restated for December 2005)	731	877
Dividend paid per share (cents) in respect of the previous financial year	160	90
Dividend paid per share (cents) in respect of the interim period	180	160
Special dividend paid per share (cents) in respect of the interim period		220
Special dividend paid per share (cents) on unbundling	185	
Final dividend paid per share (cents) in respect of this financial year		160

CONDENSED GROUP INCOME STATEMENT (continued)

	Year ended 31 December 2006 Audited Rm	2005 Restated Rm
Reconciliation of headline earnings		
Net profit attributable to ordinary shareholders	19,169	3,177
- Impairment charges	784	28
- Share of associate's net profit on disposal of property, plant and equipment	(1)	
- Excess of minority interest over cost of acquisition	(36)	(95)
- Net deficit on disposal or scrapping of property, plant and equipment	3	2
- Fair value adjustment prior to unbundling	(17,363)	
- Net profit on disposal of investments	(39)	(1,179)
- Minority interest on adjustments		(1)
- Taxation effect of adjustments	(219)	428
Headline earnings	1,698	2,360
Headline earnings from discontinued operations	2 328	1,996
Headline earnings from continuing operations	(630)	364
Headline earnings per share (cents)		
- basic (restated for December 2005)	542	776
- diluted (restated for December 2005)	534	759
Headline earnings per share from continuing operations (cents)		
- basic (restated for December 2005)	(201)	120
- diluted (restated for December 2005)	(198)	117
Headline earnings per share from discontinued operations (cents)		
- basic (restated for December 2005)	744	657
- diluted (restated for December 2005)	732	642

CONDENSED GROUP BALANCE SHEET

	At 31 December 2006 Audited Rm	2005 Restated Rm
ASSETS		
Non-current assets		
Property, plant and equipment	7,583	8,469
Biological assets	26	28
Intangible assets	69	61
Investments in associates and joint ventures (note 6)		
-unlisted	384	95
Deferred taxation	748	339
Other financial assets (note 6)	693	392
	9,503	9,384
Current assets		
Inventories	1,391	1,481
Trade and other receivables	1,663	2,066
Cash and cash equivalents	906	1,483
	3,960	5,030
Non-current assets classified as held for sale	2	11
Total assets	13,465	14,425
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' equity	8,142	7,319
Minority interest	27	9
Total shareholders' equity	8,169	7,328
Non-current liabilities		
Interest-bearing borrowings	1,214	2,210
Non-current provisions	931	727
Deferred taxation	1,116	984
	3,261	3,921
Current liabilities		
Trade and other payables	1,321	1,468
Interest-bearing borrowings	613	911
Taxation	67	773
Current provisions	30	24
Shareholders for dividends	4	
	2,035	3,176
Total equity and liabilities	13,465	14,425
Net debt (note 9)	921	1,638
Net asset value per share (cents)	2,320	2,392
Capital expenditure		
-incurred	2,010	1,044
-contracted	842	1,635
-authorised but not contracted	732	2,182
Contingent liabilities	100	82
Operating lease commitments	124	163
Operating sublease rentals receivable	10	1
Capital expenditure contracted relating to captive mines (2006 Tshikondeni, Arnot and Matla; 2005 Tshikondeni and Thabazimbi), which will be financed by Mittal Steel (South Africa) and Eskom respectively	8	6

CONDENSED GROUP CASH FLOW STATEMENT

	Year ended 31 December	
	2006	2005
	Audited	Restated
	Rm	Rm
Cash retained from operations	4,761	3,864
- net financing costs	(278)	(189)
- taxation paid	(1,927)	(821)
- dividends paid (note 7)	(3,396)	(1,447)
Cash used in investing activities		
- capital expenditure	(2,010)	(1,044)
- proceeds from disposal of property, plant and equipment	170	23
- proceeds from disposal of investment	26	1,179
- acquistion of subsidiary (note 8)	(1,545)	
- decrease/(increase) in investment in subsidiaries		(1,174)
- other	308	68
Net cash (outflow)/inflow	(3,891)	459
- cash flows from issue of shares	2,199	128
- borrowings raised/(repaid)	1,518	(401)
Net (decrease)/increase in cash and cash equivalents	(174)	186
Less cash and cash equivalents of unbundled subsidiaries	(403)	
Cash and cash equivalents at beginning of year	1,483	1,297
Cash and cash equivalents end of year	906	1,483
Calculation of movement in net debt:		
Net cash (outflow)/inflow	(3,891)	459
- shares issued	2,199	128
- loans from minority shareholders		2
- Share based payments	(54)	
- Increase in net debt on acquisition of subsidiary	(120)	
- Prior year adjustment, increase in net debt due to application of IFRIC 4		(247)
- non-cash increase in loans due to joint ventures now consolidated		(1)
- non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency	16	(96)
- non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	(195)	(13)
- Less net debt of unbundled subsidiaries	2,762	
Decrease in net debt	717	232

GROUP STATEMENT OF CHANGES IN

	Share capital Rm	Share premium Rm	Attributable reserves of equity accounted investments Rm	Foreign currency translation Rm
OPENING BALANCE AT 31 DECEMBER 2004	3	2,809	20	(141)
Prior year adjustments:				
- recognition of finance leases in terms of IFRIC 4				
- transfer of attributable reserves of equity accounted investments			(20)	
- negative goodwill adjustment				
- decommissioning asset restated				
Restated opening balance	3	2,809		(141)
Net gains/(losses) not recognised in income statement				112
Currency translation differences				153
Minority share of reserve movements				
Share-based payments movement				
Financial instruments fair value movements recognised in equity				
- recognised in current year income				
- recognised in equity				
- fair value adjustment				
Deferred taxation				(41
Net profit				
Dividends paid				
Issue of share capital		132		
Movement in shares issued to Management Share Trust		(4)		
Minority share-buy out				
BALANCE AT 31 DECEMBER 2005	**3**	**2,937**		**(29**
Net gains/(losses) not recognised in income statement				433
Currency translation differences				448
Share of reserve movements of associates				6
Share-based payments movement				
Financial instruments fair value movements recognised in equity				
- recognised in current year income				
- recognised in equity				
Deferred taxation				(2
Net profit				
Cash dividends paid[1]				
Share repurchase[1]				
Dividend in specie				(25
Dividend in specie - fair value adjustment				
Dividend in specie - net asset value				(25
Issue of share capital	1	2,198		
BALANCE AT 31 DECEMBER 2006	**4**	**5,135**		**379**

[1] STC on these dividends amount to R424 million.

EQUITY FOR THE YEAR ENDED 31 DECEMBER 2006

Non-distributable reserves

Financial instruments revaluation Rm	Equity-settled reserve Rm	Insurance reserve Rm	Retained income Rm	Attributable to equity holders of the parent Rm	Minority interest Rm	Total share holders interest Rm
48	34		2,516	5,289	1,197	6,486
			(45)	(45)		(45)
			20			
			53	53		53
			18	18	(11)	7
48	34		2,562	5,315	1,186	6,501
(53)	38		16	113	(37)	76
3			16	172	60	232
					(97)	(97)
	38			38		38
(8)				(8)		(8)
(95)				(95)		(95)
2				2		2
45				4		4
			3,177	3,177	61	3,238
			(1,430)	(1,430)	(17)	(1,447)
				132	10	142
	16			12		12
					(1,194)	(1,194)
(5)	**88**		**4,325**	**7,319**	**9**	**7,328**
31	714			1,178		1,178
1				449		449
(1)	3			8		8
	711			711		711
8				8		8
23				23		23
				(21)		(21)
			19,169	19,169	27	19,196
			(1,628)	(1,628)	(9)	(1,637)
			(1,763)	(1,763)		(1,763)
(2)			(18 305)	(18 332)		(18 332)
			(17 966)	(17 966)		(17 966)
(2)			(339)	(356)		(366)
				2,199		2,199
24	**802**		**1,798**	**8,142**	**27**	**8,169**

NOTES TO THE GROUP FINANCIAL RESULTS

1. Basis of preparation

This condensed report complies with International Accounting Standard 34, Interim Financial Reporting, and schedule 4 of the South African Companies Act.

The financial statements from which these group financial results have been derived are prepared on the historical basis excluding financial instruments and biological assets, which are fair valued, and conform to International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2005 except for the change noted in note 4. Where applicable the prior year's figures have been adjusted.

	Year ended 31 December	
	2006 Audited Rm	2005 Restated Rm
2. Profit before taxation from continuing and discontinued operations is arrived at after		
Depreciation and amortisation of intangible assets	(813)	(826)
Financing costs	(451)	(432)
Interest received	115	150
Net realised foreign exchange gains/(losses) on:		
- currency exchange differences	199	225
- revaluation of derivative instruments	(278)	(64)
Net unrealised foreign exchange gains/(losses) on:		
- currency exchange differences	(97)	(76)
- revaluation of derivative instruments	51	83
Fair value adjustment on financial assets	84	43
Fair value adjustment on financial liabilities		5
Impairment charges (note 3)	(784)	(28)
Excess of minority interest over cost of acquisition	36	95
Net profit on disposal of investments	39	1,179
Fair value adjustment on unbundling of subsidiary	17,963	
Net deficit on disposal of property, plant and equipment	(3)	(2)
Share based payment: BEE credential expense	(580)	
Cost of empowerment transaction, unbundling, integration and branding	(241)	
3. Impairment charges and reversals		
Impairment of property, plant and equipment[1]	(784)	(3)
Reversal of impairment of other fixed assets		2
Impairment of intangible assets		(20)
Impairment of investments		(7)
	(784)	(28)
Taxation effect	227	-
	(557)	(28)

[1] Impaired to value in use based on a 8,53% discount rate.

	Year ended 31 December	
	2006	2005
	Audited	Restated
	Rm	Rm

4. Accounting for arrangements that contain a lease

In terms of IFRIC 4 (Determining whether an arrangement contains a lease) and IAS 17 (Leases), arrangements that convey the right to use an asset, are evaluated for recognition, classification as a finance or operating lease, and measured, and accounted for accordingly. The result is the recognition of a number of finance leases where Exxaro is either the lessee or the lessor.

	2006 Audited Rm	2005 Restated Rm
Income statement impact		
(Decrease) in revenue	(89)	(81)
Decrease in depreciation	79	72
Decrease in operating expenses	47	42
(Increase) in financing cost	(38)	(51)
Decrease in taxation		5
(Decrease) in profit for the period	(1)	(13)
Impact on attributable earnings per share (cents)	(0)	(4)
Impact on diluted attributable earnings per share (cents)	(0)	(4)
Balance sheet impact		
(Decrease) in property, plant and equipment	(363)	(357)
Increase in deferred tax asset	23	
(Decrease) in retained earnings	(57)	(58)
Increase in non-current interest bearing borrowings - Finance lease liability	246	247
(Decrease) in other long-term payables:		
- Mittal Steel (South Africa) captive mines	(520)	(604)
(Decrease) in deferred tax liabilities		(22)
(Decrease) in current interest-bearing borrowings	(9)	
Increase in trade and other payables		80

The impact of the change on the 31 December 2004 financial statements is a decrease in property, plant and equipment of R349 million, an increase in deferred tax assets of R18 million, a decrease in retained earnings of R45 million, an increase in finance lease liabilities of R212 million, a decrease in other long-term payables of R607 million and an increase in trade and other payables of R109 million.

	Year ended 31 December	
	2006	2005
	Audited	Restated
	Rm	Rm

5. Discontinued operations

Exxaro unbundled its iron ore business effective 1 November 2006 as part of an empowerment transaction and now holds only a 20.62% interest in Sishen Iron Ore Company (Pty) Limited which is equity accounted.

	2006 Rm	2005 Rm
Revenue	6,483	6,573
Operating expenses[1]	(3,385)	(2,642)
Net operating profit	3,098	3,931
Net financing costs	(29)	(120)
Profit before taxation	3,069	3,811
Taxation	(746)	(1,084)
Profit for the period from discontinued operations	2,323	2,727
Cash flow attributable to operating activities	982	1,205
Cash flow attributable to investing activities	(7,025)	807
Cash flow attributable to financing activities	5,853	(2,206)
Cash flow attributable to discontinued operations	(190)	(194)

[1] 2005 includes pre-tax settlement proceeds of R1 163 million from the disposal of the interest in the Hope Downs project.

6. Investments

	2006 Rm	2005 Rm
Unlisted investments in associates - directors' valuation	4,812	130
Listed investments included in other financial assets - market value	92	60
Unlisted investments included in other financial assets - directors' valuation	93	35

7. Dividends paid:

	2006 Rm	2005 Rm
- Cash dividends	1,628	1,430
- Share repurchase	1,763	
- Paid to minorities	5	17
	3,396	1,447

	Year ended 31 December	
	2006	2005
	Audited	Restated
	Rm	Rm

8. Business combination

On 1 November 2006, the group acquired 100% of the issued share capital of Eyesizwe Coal (Pty) Limited, which is included in the coal business segment results. The acquired business contributed revenues of R329 million and operating profits of R7 million to the group for the period from 1 November 2006 to 31 December 2006. Details of assets acquired are as follows:

	2006 Audited Rm	2005 Restated Rm
Cash paid on acquisition	1,607	
Fair value of assets acquired	(1,607)	
The assets and liabilities arising from the acquisition are as follows:		
- cash and cash equivalents	62	
- property, plant and equipment	2,026	
- financial assets	34	
- investments	42	
- inventories	53	
- trade and other receivables	243	
- trade and other payables	(222)	
- interest-bearing borrowings	(120)	
- non-current provisions	(68)	
- Receiver of revenue	(13)	
- deferred taxation	(430)	
Fair value of net assets	1,607	
Total purchase consideration	(1,607)	
- Less: cash and cash equivalents acquired	62	
Cash outflow on acquisition of subsidiary	(1,545)	

9. Net debt

Net debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

10. Related party transactions

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

11. JSE Limited requirements

The announcement has been prepared in accordance with the listings requirements of JSE Limited.

12. Corporate Governance

The Group complies in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

13. Audit opinion

The auditors, Deloitte & Touche, have issued their opinion on the group's financial statements for the year ended 31 December 2006. The audit was conducted in accordance with International Standards on Auditing. They have issued an unmodified audit opinion. A copy of their audit report is available for inspection at the company's registered office. These summarised financial statements have been derived from the group financial statements and are consistent in all material respects, with the group annual financial statements

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

	12-months ended 31 December		6-months ended 31 December	
	2006	2005	2006	2005
Iron ore[1]				
Production	25,709	30,987	10,379	15,476
Sales				
- Exports	17,511	22,113	6,304	11,510
- Domestic	6,795	9,172	2,960	4,360
Total	24,306	31,285	9,264	15,870
Coal[2]				
Production				
- Power station	18,061	14,573	10,511	7,243
- Coking	2,496	2,273	1,387	1,098
- Other	3,365	2,993	1,889	1,552
Total	23,922	19,839	13,787	9,893
Sales				
- Eskom	18,253	14,703	10,796	7,268
- Other domestic	4,465	4,174	2,397	2,164
- Export	1,569	1,109	1,014	500
Total	24,287	19,986	14,207	9,932
Mineral Sands - RSA				
Production				
- Ilmenite	319	356	159	202
- Zircon	50	47	24	23
- Rutile	25	23	13	11
- Pig iron	75	89	34	52
- Scrap pig iron	10	8	5	3
- Chloride slag	134	134	62	79
- Sulphate slag	36	30	18	18
Sales				
- Ilmenite	50	60	20	30
- Zircon	48	47	25	21
- Rutile	31	18	22	9
- Pig iron	60	79	31	50
- Scrap pig iron	9	11	4	5
- Chloride slag	104	150	40	85
- Sulphate slag	30	41	20	20
Mineral Sands - Australia[3]				
Production				
- Ilmenite	227	220	111	116
- Zircon	36	35	18	18
- Rutile	18	16	9	8
- Synthetic rutile	98	111	44	56
- Leucoxene	14	12	7	7
- Pigment	54	53	27	27
Sales				
- Ilmenite	30	13	30	3
- Zircon	32	36	16	19
- Rutile	18	18	10	10
- Synthetic rutile	27	59	8	33
- Leucoxene	10	14	6	10

	12-months ended 31 December		6-months ended 31 December	
	2006	2005	2006	2005
Base metals				
Production				
- Zinc concentrate	104	126	49	62
- Zinc metal	106	117	50	58
- Zincor	90	102	42	50
- Chifeng(4)	16	15	8	8
- Lead concentrate	21	25	8	12
Zinc metal sales				
- Domestic	91	92	46	46
- Export	24	27	9	13
Total	115	119	55	59
Lead concentrate sales				
- Export	32	35	20	23

(1) 2006 only includes physical information for 10 months.

(2) 2006 includes physical information of the former Eyesizwe Coal mines for November and December 2006 only.

(3) The production and sales tonnes reflect Exxaro Sands Australia's 50% interest in the Tiwest joint venture with Tronox Inc., Western Australia.

(4) The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.

COMMENTS

Audited results not comparable

The group's audited financial results and unaudited physical information for the financial year ended 31 December 2006 are not comparable to the corresponding results and physical information for the previous financial year. This is due to the successful conclusion of the empowerment transaction in the fourth quarter of 2006 which resulted in the unbundling and separate listing of Kumba Iron Ore Limited (KIO) and the revised listing of Exxaro on 27 November 2006.

The audited financial results for the 12-month period to 31 December 2006 include Sishen Iron Ore Company (Pty) Ltd (SIOC) fully consolidated for 10 months to 31 October 2006 and equity accounted for the remaining two months to 31 December 2006 at an effective 20,62% holding. Eyesizwe Coal (Pty) Ltd (Eyesizwe Coal) has been fully consolidated only for the two months ended 31 December 2006.

All non-recurring accounting entries and expenditure necessitated by the implementation of the empowerment transaction which were comprehensively disclosed in the circular to shareholders dated 9 October 2006 are shown separately in the segment results.

Unaudited comparative supplementary financial information is provided below for information purposes only, on the assumption that the empowerment transaction had been implemented with effect from 1 January 2005.

Operating results

The financial results for the financial year under review benefited from a substantial recovery in the zinc metal price and higher iron ore, coal and zircon prices, partially offset by above inflation cost increases in labour, petroleum and energy related consumables.

Revenue increased by 16% to R13,7 billion while net operating profit, excluding the impact of the impairment of the local mineral sands' assets and the accounting entries relating to the empowerment transaction in 2006 as well as the Hope Downs settlement in 2005, increased by R598 million to R4 339 million.

An average exchange rate of R6,76 to the US dollar was realised compared with R6,36 for the corresponding period in 2005.

Earnings

Attributable earnings, inclusive of Exxaro's 20,62% interest in the post-tax profits of SIOC for November and December 2006 but excluding the mineral sands' asset impairment and non-recurring accounting entries, are R2 831 million or 904 cents per share.

The statutory tax rate of 29% reduces to an effective tax rate of 6% as a result of the non-recurring accounting entries relating to the pre-unbundling fair value adjustment of KIO which is not taxable and the BEE credential expense and unbundling and integration costs which are not tax deductible.

Headline earnings include all the empowerment transaction related expenses (which are not allowed to be excluded), but exclude the unbundled interest in KIO at fair value. A comparison of headline earnings for the year under review of R1 698 million or 542 cents per share to the corresponding period is not meaningful.

Cash flow

Cash retained from operations of R4 761 million was mainly utilised to fund taxation of R1 927 million, dividends of R3 396 million, capital expenditure of R2 010 million and the acquisition of Eyesizwe Coal at a net cash outflow of R1 545 million.

Cash outflows in respect of dividends and taxation were further increased by the repurchase of 38 331 012 shares and the STC on such repurchase, collectively amounting to R1 983 million.

R1 321 million of the capital expenditure was invested in new capacity.

After also accounting for the inflow of R2 199 million from the issue of 65 334 843 shares to Exxaro's black controlled holding company, Main Street 333 (Pty) Ltd, net debt of R1 481 million at 30 June 2006 decreased to R921 million at a net debt to equity ratio of 11,3%. Net debt will increase by the anticipated cash outflow in 2007 of R2 353 million, subject to the disclosed price adjustments, as a result of the exercise of the options to acquire Namakwa Sands and a 26% interest in Black Mountain/Gamsberg for which term funding facilities are in place.

Safety, health and environment

Regrettably, and despite excellent safety achievements at several mines, six fatalities were suffered during the past year of which three were in a single accident at the Glen Douglas mine, two at the Tshikondeni mine and one at the group's training facility in Lephalale. A further fatality occurred at the Grootegeluk mine at the end of January 2007. The group remains committed to achieving a working environment that is fatality and injury free. Its ongoing safety awareness and preventative programmes have been strengthened by further initiatives to enhance hazard identification. The average lost time injury frequency rate per two hundred thousand man-hours worked (LTIFR) for the 12-month period improved to 0,42 from the previous year's 0,52. A target LTIFR of 0,30 has been set for 2007.

The group has an integrated, enterprise-wide risk management programme in place which evaluates environmental risk management and enhances the company's environmental performance. With the inclusion of the business units of the former Eyesizwe Coal, 71% of the business units within the group have obtained international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The group has set a target of 100% compliance by December 2007.

Programmes for HIV/AIDS voluntary counselling and testing (VCT) have been introduced at all of the group's South African operations. This includes awareness, training of peer educators, VCT and a disease management programme which to date has a greater than 80% retention rate. The extension of anti-retroviral programmes to all of the group's businesses is progressing well, with the majority of employees who tested HIV-positive during the year, now enrolled on the disease management programme.

Segment results and adjusted earnings

	12-months ended 31 December	
	2006 Audited Rm	2005 Restated Rm
Revenue		
Iron Ore[1]	6 483	6 573
Coal	2 882	2 187
- Kumba Coal	2 074	2 187
- Exxaro Coal[2]	808	
Mineral Sands	1 859	1 927
- Exxaro KZN Sands	817	839
- Exxaro Australia Sands	1 042	1 088
Base Metals	2 379	1 070
Industrial Minerals	122	107
Other	21	17
Total	13 746	11 881
Net operating profit		
Iron Ore[1]	3 098	2 767
Coal	599	554
- Kumba Coal	535	554
- Exxaro Coal[2]	64	
Mineral Sands	(698)	259
- Exxaro KZN Sands	(842)	(47)
- Exxaro Australia Sands	144	306
Base Metals	609	69
Industrial Minerals	26	26
Other	17 063	1 245
- Fair value adjustment on unbundling[3]	17 963	
- Share based payment: BEE credential expenses[4]	(580)	
- Hope Downs[5]		1 179
- Other[6]	(320)	66
Total	20 697	4 920
Net operating profit	20 697	4 920
Non recurring entries		
- Fair value adjustment on unbundling[3]	(17 963)	
- Hope Downs[5]		(1 179)
- Impairment	784	
- BEE credential expense[4]	580	
- Empowerment and unbundling costs	241	
Adjusted net operating profit	4 339	3 741
Net financing costs	(336)	(282)
Equity accounted income	159	7
Taxation	(1 331)	(981)
- As reported	(1 324)	(1 407)
- On Hope Downs proceeds		426
- On Impairment	(227)	
- On share repurchase	220	
Adjusted attributable earnings	2 831	2 485

[1] 100% of SIOC consolidated for 10 months to 31 October 2006 and for 12 months to 31 December 2005.

[2] Exxaro Coal represents the former Kumba Coal and Eyesizwe Coal from 1

November 2006.

[3] The fair value of the investment in Kumba Iron Ore that was unbundled to shareholders as a dividend in specie.

[4] The discount at which shares were issued as part of the empowerment transaction.

[5] A$ 236,5 million option- and settlement payment realised on the disposal of Kumba Resource's interest in the Hope Downs project.

[6] Includes the cost of the empowerment transaction as disclosed in the circular to shareholders dated 9 October 2006, branding, information management infrastructure and integration expenditure, shared-based expenses on the collapse of the previous management incentive schemes, and a finance charges provision raised in respect of an earlier year finance facility that has since been redeemed.

[7] Restated as set out in note 4 to the group financial statements.

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

The unaudited supplementary financial information provides, for information purposes only, the financial results of Exxaro had the empowerment transaction been implemented effective 1 January 2005, but excluding the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg. The illustrative financial results are therefore compiled on the assumption that Eyesizwe Coal had been acquired and fully consolidated from 1 January 2005, Exxaro had equity accounted its 20,62% interest in SIOC from the same date, and all non-recurring accounting entries associated with the empowerment transaction are excluded. The option and settlement proceeds for the interest in the Hope Downs project received in 2005, and the impairment of the carrying value of the mineral sands' assets in 2006, have also been excluded.

	2006 Rm	2005 Rm
REVENUE	8 814	7 248
Operating expenses	(7 553)	(6 254)
Net operating profit	1 261	994
Net financing costs	(315)	(173)
Income from equity accounted investments	638	417
Profit before taxation	1 584	1 238
Taxation	(595)	(321)
Attributable earnings	989	917
Net profit attributable to equity holders of the parent	962	856
Impairment charges		28
Excess of minority interest over cost of acquisition	(36)	(95)
Net (surplus) on disposal/scrapping of property, plant and equipment	(3)	(2)
Net surplus on disposal of investment	(39)	
Minority interest on adjustments		(1)
Share of associates exceptional items	(1)	
Taxation effect of adjustments	10	(6)
Headline earnings	893	780

OPERATIONS

Iron Ore

In the 10-month period to 31 October 2006, production was negatively impacted by inclement weather in the first quarter while exports were adversely affected by the breakdown of one of the two ship loaders at Saldanha Bay in September 2006.

The commodity business benefited from the average international iron ore price increase of 19% effective from 1 April 2006.

The performance of iron ore has been reported on by Kumba Iron Ore Limited in the release of its results for the period ended 31 December 2006.

Coal

Coal production was substantially higher due to increased output at the former Kumba Coal mines and the acquisition of the former Eyesizwe Coal mines.

Production of coking coal increased by 222kt on the comparative 2005 period. Higher output from the commissioning of the new coal beneficiation module (GG6) at the Grootegeluk mine during August 2006 was partially offset by lower production at Tshikondeni mine caused by unfavourable geological conditions.

Increased throughput at both the Grootegeluk and Leeuwpan mines and an additional 277kt from the former Eyesizwe Coal mines during November and December 2006, increased thermal coal production by 12% or 372kt.

The continued higher demand from Eskom, the ramp-up of the jig plant at Leeuwpan mine and the acquisition of Eyesizwe Coal, contributed to power station coal production increasing by 24% to 18 061kt for the year under review.

The higher demand from Eskom and metallurgical coal at stronger than anticipated prices, combined with more favourable export agreements and the contribution from the former Eyesizwe mines, resulted in an increase of 32% in revenue to almost R2,9 billion.

Net operating profit, in turn, increased R45 million to R599 million as the higher turnover was offset by increases in labour and petroleum costs. The cost-based arrangement of the former Eyesizwe mines with Eskom also impacted on the operating margin of the overall commodity business.

Exxaro KZN Sands

The Furnace 1 shut to effect modifications and improvements was successfully completed in the second half of 2006. This, however, negatively impacted on pig iron production and resultant sales. Successful improvement initiatives resulted in marginally higher production of zircon, rutile and slag.

Despite the weaker currency, higher rutile sales and stronger zircon prices, revenue and net operating profit, excluding the impairment, were R22 million and R11 million lower respectively than for the corresponding period in 2005. This was due to the Furnace 1 shut, lower slag and pig iron sales.

As reported in the announcement of the 2006 interim results of the group, the combined impact of a stronger currency outlook over the life of the assets and projected surplus of high-grade titanium feedstock on world markets, led to a pre-tax reduction of R784 million in the carrying value of the assets.

Exxaro Australia Sands

Business improvement initiatives led to increased mineral production. The unplanned shut of the synthetic rutile (SR) kiln at the Chandala plant in July 2006 to enable inspection and repairs to refractories resulted in 13 kt lower SR production and a net operating opportunity loss of R28 million. The shut was, however, also utilised to carry out maintenance that was only planned for in 2007 with the result that sales impacted by the 2006 shut will effectively realise in 2007.

Although revenue was marginally lower, net operating profit decreased by R162 million to R144 million due to the SR kiln shut, maturity in 2005 of the favourable hedging programme and substantial increases in the cost of energy related consumables and labour.

Base Metals

Zinc concentrate production was significantly lower as a result of accelerated exploration development, heavy rainfall in southern Namibia in the first 6 months which negatively affected transport from Rosh Pinah mine, and industrial action by employees in November 2006. Zinc metal production at the Zincor refinery was 12kt lower due to lower quality zinc concentrates which caused plant instability, the planned rebuild of a roaster and acid plant stoppages. An additional roaster shut and rebuild, which forms part of Zincor's scheduled maintenance programme, is planned for the third quarter of 2007.

Revenue however increased by 122% to R2 379 million and net operating profit by R540 million to R609 million at an operating margin of 26%. This was primarily due to an increase of 137% in the average realised zinc price of US$3 277 per tonne for the period compared with the previous period in 2005.

In line with production and sales growth and the stronger zinc metal price, Exxaro's equity accounted income from its investment in the Chifeng refinery in China increased from R12 million to R40 million.

Negotiations with Namibian groupings to acquire a 49,9% interest in Rosh Pinah mine are proceeding. Exxaro will retain management and operational control.

Industrial Minerals

Physical volumes and the financial contribution from both the dolomite and ferrosilicon components of this business segment, were in line with that of the previous financial year.

GROWTH OPPORTUNITIES

Coal

Commissioning of the R323 million new GG6 plant at Grootegeluk mine started in August 2006 with full production expected by mid-2007. The plant is treating and beneficiating coal previously sent untreated to the adjacent Matimba power station and will at full production supply 730ktpa of semi-soft coking coal to the refurbished coking plants of Mittal Steel at its Newcastle facility.

Construction, at an estimated cost of R245 million, of the 1Mtpa export-focused Inyanda mine near Witbank to produce high quality thermal coal has now commenced after new order mining rights were awarded in November 2006 and the approval of the Richards Bay Coal Terminal (RBCT) expansion earlier in the year. Letters of intent for offtake for the period April 2008 to June 2009, prior to the commissioning of RBCT Phase V, have also been received.

The RBCT Phase V expansion in which Exxaro is a 12,5% shareholder, will provide Exxaro Coal with a 2Mtpa export allocation in addition to the 1.1Mtpa available from Eyesizwe Coal's RBCT shareholding. This allocation will be utilised by production from the new Inyanda mine as well as from expanded output at Exxaro's Mpumalanga operations and its Grootegeluk mine.

Construction of a Sintel Char facility to produce char for the ferroalloy industry from the Grootegeluk mine, commenced in August 2006. Production from this plant will start at 80ktpa and is expected to ramp up to 160ktpa by 2008. The capital estimate for the project is R234 million.

A feasibility study to investigate the viability of a market coke plant is expected to be completed in the first half of 2007. If viable, the plant will produce high quality market coke from semi soft coking coal produced at Grootegeluk mine.

A technical feasibility study to potentially supply 7,3Mtpa of power station coal to Eskom for a new 2100 MW power station consisting of three generating units, adjacent to the Matimba power station, was completed in June 2006. Commercial agreements are being negotiated and if approved by Exxaro and Eskom, construction could commence in 2008 with production from 2010. A feasibility study for coal supply to an additional three generating units is in progress and will be completed by April 2007.

Exxaro and Anglo Coal Australia concluded a joint venture agreement to undertake exploration and evaluate the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia. Exploration is progressing according to plan and a pre-feasibility study for an initial phase underground mine is expected to be completed by year-end.

The results of the recent drilling programme at Mmamabula Central in Botswana, which is a joint venture between Exxaro Coal and Magaleng, have indicated positive results. Further geological drilling and modelling will continue during 2007 with a feasibility study commencing in 2008.

Construction of the Mafube expansion project in which Exxaro is a 50:50 joint venture partner with Anglo Coal is progressing well, with first product from this 3Mtpa export mine expected in October 2007.

A feasibility study for the development of the Belfast underground and open pit mine to supply between 2.5Mtpa and 4.5Mtpa of coal to both Eskom and the export market has commenced and will be completed during 2007.

Converted mining rights for the Eerstelingsfontein reserves near Belfast have been obtained and an implementation plan to commence mining in this area has been developed to supply Eskom with 1Mtpa of power station coal.

Mineral Sands

The Exxaro board has approved the construction of the Fairbreeze mine, south of Exxaro KZN Sands' existing Hillendale mine in KwaZulu-Natal, subject to the obtaining of a new order mining right for the Fairbreeze C Extension area and the applicable environmental authorisations. Production is planned to commence in 2008.

Exploration work has confirmed the presence of a large low grade deposit on the Port Durnford property located to the immediate south west of Exxaro KZN Sands' Hillendale mine. The deposit has the potential to supply the Exxaro's furnaces for more than 25 years. The Port Durnford project is a 51%:49% joint venture between Exxaro Sands and Imbiza Resources.

Exxaro Australia Sands acquired the Dongara project in March 2003 as part of its takeover of Magnetic Minerals. Located in Western Australia, the 20Mt reserve containing 10% heavy minerals will provide supplementary feedstock for Tiwest's mineral separation plant and synthetic rutile facility. Tronox acquired 50% of the project in 2006 and it became part of the Tiwest joint venture with Exxaro Australia Sands. A bankable feasibility study is being conducted and if viable, production is expected to start at the end of 2009.

The group together with its joint venture partner, Tronox has announced plans to increase annual production capacity, subject to board approval, at the Tiwest Joint Venture (Tiwest) titanium dioxide pigment plant in Kwinana, Western Australia.

The Kwinana plant, with a current capacity of 110ktpa, produces chloride process titanium dioxide (TiO2) pigment. The brownfield expansion will increase capacity by 40ktpa to 50ktpa. It is estimated that the expansion will cost between US$35 million to US$45 million. The additional capacity is expected to come on line in 2009.

Drilling on the Ranobé and Monombo-Marombe exploration areas comprising the Toliara Sands project in south-western Madagascar is indicating resources capable of supplying long-term ilmenite feedstock to the Exxaro KZN Sands furnace complex. It is envisaged that the feasibility study will be completed in 2007 after which a development decision will be made.

Base Metals

The expansion project for the Chifeng smelter to increase capacity from 50ktpa to 110ktpa is on track to be commissioned around mid 2007. Exxaro is participating in the expansion by converting 22% of its 60% shareholding in the Phase 2 company to 25% in the new Phase 3 company which will result in an effective 22% interest in the expanded operation.

Exxaro entered into a 50:50 joint venture agreement with Zincongo, a Congolese subsidiary of First Quantum Limited, to develop the Kipushi project during 2002. Following an invitation in August 2006 by Gecamines of the Democratic Republic of the Congo (DRC) for international tenders in connection with the Kipushi zinc mine near Lubumbashi in the DRC, Zincongo initiated emergency proceedings against Gecamines before the Belgium Courts on the grounds that the tender invitation is in breach of the existing exclusivity contractual arrangements between Gecamines and Zincongo. The Belgium courts are expected to announce its ruling during the first quarter of 2007.

In December 2006, Exxaro also informed Gecamines that it will lodge a request for ICC arbitration, asking for enforcement of the agreements concluded between the companies regarding the rights to develop the Kamoto copper/cobalt project at Kolwezi in the DRC.

ALLOYSTREAM™

The commercialisation of AlloyStream™ technology, which allows for improved beneficiation of manganese ore into ferromanganese is advancing. A joint venture agreement, signed between Samancor Manganese and Exxaro in March 2006, provides for the cooperation which could result in a facility producing 200ktpa of high carbon ferromanganese utilising the technology, if proved viable by feasibility studies. A development decision on the first commercial furnace of this project is expected towards the end of 2007, with production start-up anticipated to commence by the end of 2009.

A study to apply the technology to the production of ferronickel will be initiated in 2007.

ACQUISITION OF NAMAKWA SANDS AND INTEREST IN BLACK MOUNTAIN/GAMSBERG.

On 19 January 2007 Exxaro announced that, pursuant to the empowerment transaction, it had exercised the options to acquire the Namakwa Sands mineral sands operation and a 26% interest in a company to be formed to hold the Black Mountain lead-zinc mine and the Gamsberg zinc project.

The acquisitions are subject to shareholders' approval and suspensive conditions pertaining to, amongst others, regulatory approvals and the conversion of mining and prospecting rights to new order rights. It is expected that all suspensive conditions will be satisfied in the second half of 2007.

CONVERSION OF MINERAL RIGHTS

Applications for conversion of the group's mineral rights into new order rights, audited by an independent advisor, have been submitted to the appropriate regional offices of the Department of Minerals and Energy for consideration.

OUTLOOK

The group is well positioned to benefit from the continued strong commodity markets and a currency at weaker levels.

Buoyant demand for coal at favourable prices and a zinc price remaining high, should have a positive impact on the operating results for these commodities. A surplus in the supply of high-grade titanium feedstock will continue to affect the results of the mineral sands operations while zircon, which remains in short supply, and stable offtake of pigment from Exxaro Sands, Australia, will make a positive contribution.

DIVIDEND

A special dividend of 185 cents per share was declared and paid in November 2006 on the unbundling and separate listing of Kumba Iron Ore and the revised listing of Exxaro Resources.

The Exxaro Board will consider the declaration in each financial year of an interim and final dividend in line with its intention to progress to the distribution of 50% of Exxaro's attributable earnings after making provision for future commitments, working capital requirements and available cash.

An interim dividend will accordingly be considered by the Board at the time of approval of the interim results for the period 1 January to 30 June 2007.

On behalf of the Board

Dr CJ Fauconnier
(Chief Executive Officer)

DJ van Staden
(Chief Financial Officer)

20 February 2007

Registered Office
Exxaro Resources Limited
Roger Dyason Road
Pretoria West, 0002
0002
Tel: +27 12 307 5000
Fax: +27 12 307 4080

Transfer Secretaries
Computershare Investor
Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

Directors: Dr CJ Fauconnier (Chief Executive Officer), PM Baum, JJ Geldenhuys, U Khumalo, MJ Kilbride*, Dr D Konar, VZ Mntambo, RP Mohring, PKV Ncetezo, SA Nkosi*, N Nyembezi-Heita, N Sowazi, DJ van Staden*, DR Zihlangu

**Executive*

Company Secretary:
MS Viljoen

Corporate Affairs and Investor Relations:
Trevor Arran (+27 12 307 3292)

Sponsor:
JP Morgan (+27 11 507 0300)

JSE Share code: EXX

ADR code: EXXAY

Registration number: 2000/011076/06

ISIN code: ZAE000084992

If you have any queries regarding your shareholding in Exxaro Resources, please contact the Transfer Secretaries at +27 11 370 5000

This report is available at Exxaro Resources world wide web site at:

www.exxaro.com



Exxaro Resources Limited

(previously Kumba Resources Limited)

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: EXX ISIN: ZAE000084992

Circular to shareholders

relating to the related party acquisition of the Namakwa Sands business and a 26% interest in Black Mountain Mining (Proprietary) Limited;

and including:

- **a notice of general meeting; and**
- **a form of proxy (blue) (for use by certificated and "own name" dematerialised shareholders only).**

Date of issue: 19 February 2007

Merchant bank and transaction sponsor


RAND
MERCHANT
BANK
A division of FirstRand Bank Limited

Corporate law advisers



Attorneys to Exxaro


DENEYS REITZ
ATTORNEYS

Independent expert


citigroup

Corporate information

Company secretary and registered office

M S Viljoen
Roger Dyason Road
Pretoria West, 0183
(PO Box 9229, Pretoria, 0001)

Independent expert

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Merchant bank and transaction sponsor

Rand Merchant Bank, a division of
FirstRand Bank Limited
(Registration number 1929/001225/06)
1 Merchant Place
Fredman Drive
Sandton, 2196
(PO Box 786273, Sandton, 2146)

Attorneys

Deneys Reitz Inc
(Registration number 1984/003385/21)
82 Maude Street
Sandton, 2196
(PO Box 784903, Sandton, 2146)

Corporate law advisers

CLS Consulting Services (Proprietary) Limited
(Registration number 1999/014204/07)
Roger Dyason Road
Pretoria West, 0183
(PO Box 21043, Valhalla, 0137)

Transfer secretaries

Computershare Investor Services 2004
(Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

This circular is available in English only. Copies may be obtained from the registered office of the company and the transfer secretaries at the addresses set out above.

Table of contents

This circular is important and requires your immediate attention. If you are in any doubt as to what action to take, please consult your broker, CSDP, banker, accountant, attorney or other financial adviser.

If you have disposed of your Exxaro shares, this circular should be handed to the purchaser of such Exxaro shares or the broker, CSDP or other agent who disposed of your Exxaro shares for you.

Please take careful note of the following provisions regarding the action required by Exxaro shareholders.

1. VOTING AND ATTENDANCE AT THE GENERAL MEETING

A general meeting of Exxaro shareholders will be held at 10:00 on Tuesday, 6 March 2007 at the registered office of Exxaro situated at Roger Dyason Road, Pretoria West, 0183, to vote on the resolutions set out in the notice of general meeting attached to this circular.

1.1 If you have dematerialised your Exxaro shares without "own name" registration:

- If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish them with your voting instructions.
- If your CSDP or broker does not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the agreement concluded between you and your CSDP or broker.
- You must **not** complete the attached form of proxy (blue).
- In accordance with the agreement between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the general meeting in person, or if you wish to send a proxy to represent you at the general meeting and your CSDP or broker will issue the necessary letter of authority or form of proxy for you or your proxy to attend the general meeting.

1.2 If you have dematerialised your Exxaro shares with "own name" registration:

- You may attend and vote at the general meeting in person.
- Alternatively, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy (blue) in accordance with the instructions it contains, which form must be lodged with or posted to the transfer secretaries to be received by no later than 10:00 on Friday, 2 March 2007.

1.3 If you have not dematerialised your Exxaro shares

- You may attend and vote at the general meeting in person.
- Alternatively, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy (blue) in accordance with the instructions it contains, which form must be lodged with or posted to the transfer secretaries to be received by no later than 10:00 on Friday, 2 March 2007.

Important dates and times

	2007
Circular and notice of general meeting posted to Exxaro shareholders on or about	Monday, 19 February
Last day for receipt of proxies in respect of the general meeting by 10:00 on	Friday, 2 March
General meeting of shareholders at 10:00 on	Tuesday, 6 March
Results of general meeting released on SENS	Tuesday, 6 March
Results of general meeting published in the press	Wednesday, 7 March

Notes:

1. Any changes to the above dates and times will be released on SENS and published in the press.
2. All times given in this circular are local times in South Africa.

Interpretation and definitions

In this circular and its annexures, unless the context indicates a contrary intention, an expression which denotes any gender includes the other genders, a natural person includes a juristic person and *vice versa*, the singular includes the plural and *vice versa* and the following expressions bear the meanings assigned to them below.

"A$"	Australian dollar, the Australian currency;
"Anglo American Group"	Anglo American plc and all of its subsidiaries, whether direct or indirect;
"Anglo American plc"	Anglo American plc, registration number 3564138, a public company incorporated in accordance with the laws of England and Wales, all of the ordinary shares of which are listed on the London Stock Exchange plc (primary listing), the JSE, the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange;
"AOL"	Anglo Operations Limited, registration number 1921/006730/06, a public company incorporated in accordance with the laws of South Africa and an indirectly wholly-owned subsidiary of Anglo American plc;
"BEE Holdco"	Main Street 333 (Proprietary) Limited, registration number 2005/025692/07, a black owned and controlled private company incorporated in accordance with the laws of South Africa and the controlling shareholder of Exxaro;
"Black Mountain"	Black Mountain Mining (Proprietary) Limited, registration number 2005/040096/07, a private company incorporated in accordance with the laws of South Africa, a wholly-owned subsidiary of AOL which will own the Black Mountain business pursuant to the exercise and implementation of the Black Mountain option;
"Black Mountain acquisition"	the acquisition by Exxaro Base Metals of a 26% interest in Black Mountain from AOL resulting from the exercise and implementation of the Black Mountain option;
"Black Mountain business"	the business conducted as a going concern by Black Mountain pertaining to the exploration, development, mining, treatment, production and sale of zinc, lead and copper concentrate and other metals and minerals in concentrate form, including the Gamsberg project;
"Black Mountain effective date"	the date on which the last of the conditions precedent in respect of the Black Mountain acquisition are fulfilled or, to the extent permitted, waived;
"Black Mountain option"	the option granted by AOL to Exxaro Base Metals to acquire a 26% interest in Black Mountain;
"Black Mountain Option Agreement"	the option agreement entered into between AOL, Exxaro Base Metals, Exxaro and Black Mountain on 11 September 2006 in terms of which AOL granted the Black Mountain option to Exxaro Base Metals, as amended on 5 February 2007;
"certificated shareholders"	shareholders who hold shares in certificated form;
"CGT"	Capital Gains Tax in terms of the Eighth Schedule to the Income Tax Act;
"circular"	this bound document, dated 19 February 2007, including the annexures and reports attached hereto;

"CSDP"	Central Securities Depository Participant, a participant as defined in section 1 of the Securities Services Act, 36 of 2004;
"dematerialised shareholders"	shareholders who hold Exxaro shares which have been incorporated into the STRATE system and which are no longer evidenced by physical documents of title in terms of the Securities Services Act, 36 of 2004;
"directors"	members of the Exxaro Board;
"documents of title"	share certificates, certified transfer deeds, balance receipts or any other documents of title to Exxaro certificated shares acceptable to Exxaro;
"empowerment transaction"	the empowerment transaction which resulted in the unbundling of a controlling interest in the company's iron ore interests and the transfer of a controlling interest in Exxaro to BEE Holdco, details of which were included in the Kumba circular;
"EBITDA"	earnings before interest, tax, depreciation and amortisation;
"Exxaro" or "the company"	Exxaro Resources Limited (previously Kumba Resources Limited), registration number 2000/011076/06, a public company incorporated in accordance with the laws of South Africa, all of the ordinary shares of which are listed on the JSE;
"Exxaro Base Metals"	Exxaro Base Metals (Proprietary) Limited, registration number 1967/004375/07, a private company duly incorporated in accordance with the laws of South Africa and a wholly-owned subsidiary of Exxaro;
"Exxaro Board"	Exxaro board of directors, as constituted from time to time;
"Exxaro Group"	Exxaro and its subsidiaries;
"Exxaro registered office"	Roger Dyason Road, Pretoria West, 0183;
"Exxaro shares"	ordinary shares with a par value of 1 cent each in the share capital of Exxaro;
"Exxaro TSA"	Exxaro TSA Sands (Proprietary) Limited, registration number 1998/001039/07, a private company incorporated in accordance with the laws of South Africa and a wholly-owned subsidiary of Exxaro;
"Gamsberg project"	the Gamsberg zinc project which is potentially a large scale, low to medium grade, open pit mine, located adjacent to Black Mountain mine in the Northern Cape Province;
"general meeting"	the general meeting of shareholders to be held at 10:00 on Tuesday, 6 March 2007 at the Exxaro registered office;
"independent expert"	Citigroup Global Markets Limited, the independent expert appointed by the Exxaro Board;
"JSE"	JSE Limited, registration number 2005/022939/06, a public company duly registered and incorporated with limited liability under the company laws of South Africa, licensed as an exchange under the Securities Services Act, 36 of 2004;
"ktpa"	thousand metric tonnes per annum;
"Kumba circular"	the circular to shareholders of the company dated 9 October 2006;
"KZN Sands"	Exxaro Sands (Proprietary) Limited, registration number 1987/001627/07, a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and a wholly-owned subsidiary of Exxaro;
"last practicable date"	Friday, 9 February 2007, being the last practicable date prior to the finalisation of this circular;

"Listings Requirements"	the Listings Requirements of the JSE;
"MPRDA"	Mineral and Petroleum Resources Development Act, 28 of 2002;
"Namakwa Sands"	the assets and business of Namakwa Sands, being a mineral sands operation owned by AOL;
"Namakwa Sands acquisition"	the acquisition by Exxaro TSA of Namakwa Sands from AOL resulting from the exercise and implementation of the Namakwa Sands option;
"Namakwa Sands effective date"	the date on which the last of the conditions precedent in respect of the Namakwa Sands acquisition are fulfilled or, to the extent permitted, waived;
"Namakwa Sands option"	the option granted by AOL to KZN Sands, which was ceded to Exxaro TSA, to acquire Namakwa Sands, as a going concern;
"Namakwa Sands Option Agreement"	the option agreement entered into between AOL, KZN Sands and Exxaro on 11 September 2006 in terms of which AOL granted the Namakwa Sands Option to KZN Sands, which option was ceded to Exxaro TSA in terms of the amendment to the option agreement on 5 February 2007;
"Project 1000"	the R320 million expansion of Namakwa Sands released on SENS in November 2005 by AOL;
"SENS"	Securities Exchange News Service of the JSE;
"shareholders"	registered holders of Exxaro shares;
"South Africa"	the Republic of South Africa;
"STRATE"	a clearing and settlement environment for share transactions to be settled and transfer of ownership to be recorded electronically and managed by STRATE Limited;
"STRATE Limited"	STRATE Limited, registration number 1998/022242/06, a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and which is a registered central securities depository;
"transaction"	collectively, the Black Mountain acquisition and the Namakwa Sands acquisition;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited, registration number 2004/003647/07, a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and the transfer secretaries of Exxaro;
"US"	United States of America; and
"US$"	US dollar, the US currency.



Exxaro Resources Limited

(previously Kumba Resources Limited)

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: EXX ISIN: ZAE000084992

Directors

Non-executive

P M Baum
J J Geldenhuys#
U Khumalo
Dr D Konar#
V Z Mntambo
R P Mohring#
P K V Ncetezo
N Nyembezi-Heita#
N Sowazi
D R Zihlangu

Independent

Executive

Dr C J Fauconnier *(Chief Executive Officer)*
S A Nkosi
M J Kilbride
D J van Staden

Circular to shareholders

1. INTRODUCTION

Shareholders were advised by means of an announcement published on 19 January 2007 that Exxaro Base Metals had exercised the Black Mountain option, in terms of which Exxaro Base Metals would acquire a 26% interest in Black Mountain, and KZN Sands had exercised the Namakwa Sands option, in terms of which KZN Sands would acquire Namakwa Sands.

The purpose of this circular is to provide shareholders with information on the transaction in terms of the Listings Requirements and to convene the general meeting at which shareholders will be requested to approve the ordinary resolutions necessary to implement the transaction.

2. RATIONALE FOR THE TRANSACTION

The transaction will position Exxaro strategically as one of the world's largest suppliers of titanium dioxide feedstock and zircon and strengthen its position in the South African zinc market.

Exxaro already enjoys a prominent position in the mineral sands business, with operations in KwaZulu-Natal and a 50% ownership in the Tiwest Joint Venture, a fully integrated mineral sands and pigment producer in Western Australia.

Exxaro currently owns the only zinc metal refinery in South Africa, holds a controlling interest in the Rosh Pinah zinc mine in Namibia and has a 30% economic interest in the Chifeng refinery in the People's Republic of China.

3. TERMS OF THE BLACK MOUNTAIN ACQUISITION

3.1 Purchase consideration

Exxaro will acquire, through Exxaro Base Metals, a 26% interest in Black Mountain from AOL for a purchase consideration of R180 million payable in cash with effect from the Black Mountain effective date. The purchase consideration will be adjusted for movements in the working capital

balances and exploration expenditure incurred by AOL in respect of the areas of proximity to the Gamsberg ore body, subject to Exxaro's proportional share of a maximum of R17 million, at the Black Mountain effective date. The total purchase price following adjustments will not exceed R450 million.

3.2 Conditions precedent

The Black Mountain acquisition is conditional upon the fulfillment of the following conditions precedent:

- conversion and registration of the old order mining rights relating to the Black Mountain mine into new order mining rights in terms of the MPRDA;
- the consent of the Minister of Minerals and Energy in terms of the MPRDA to the cession of the converted new order mining rights to Black Mountain;
- cession of the new order mining rights relating to the Black Mountain business from AOL to Black Mountain;
- approval by Exxaro shareholders in general meeting;
- AOL receiving written confirmation acceptable to it that Exxaro has sufficient funding available to satisfy its obligations in terms of the Black Mountain acquisition; and
- the approval of the competition authorities in South Korea and Germany (if required).

3.3 Shareholders arrangements

Exxaro Base Metals, AOL and Black Mountain have concluded an agreement to regulate: (i) the relationship between Exxaro Base Metals and AOL as shareholders in Black Mountain and (ii) the relationship between Exxaro Base Metals, AOL and Black Mountain. The salient terms of the agreement are detailed in Annexure 3 hereto.

3.4 Other terms and conditions

The Black Mountain Option Agreement contains such further terms and conditions as are usual in a transaction of this nature.

4. TERMS OF THE NAMAKWA SANDS ACQUISITION

4.1 Purchase consideration

Exxaro will acquire from AOL, through Exxaro TSA, Namakwa Sands, as a going concern, with effect from the Namakwa Sands effective date, for a purchase consideration of R2 015 million payable in cash. The purchase consideration will be subject to the following adjustments but will not exceed R3 350 million.

4.1.1 Capital expenditure on Project 1000

In November 2005, AOL announced the approval of Project 1000. Any capital expenditure incurred by AOL in respect of Project 1000 from 1 January 2006 until the Namakwa Sands effective date will be added to the cash consideration. The budgeted amount for 2006 for Project 1000 was R158 million.

4.1.2 Tax recoupment

AOL is likely to be required to pay a tax recoupment to the South African Revenue Service for tax allowances previously claimed on capital assets in Namakwa Sands. Exxaro, as the new owner of the Namakwa Sands assets, will receive the benefit of the tax allowances on the acquired capital value, which will reduce future tax payments. Therefore, the cash consideration will be increased by the net present value of the future benefit received by Exxaro once the recoupment suffered by AOL has been determined.

The increased consideration (arising as a result of the tax recoupment incurred by AOL) will be vendor funded by AOL on terms no less favourable than the Exxaro long-term loan facilities raised in relation to the empowerment transaction.

4.1.3 Working capital

The cash consideration will be adjusted for movements in the working capital balances of Namakwa Sands as at the Namakwa Sands effective date.

4.2 Conditions precedent

The Namakwa Sands acquisition is conditional upon the fulfilment of the following conditions precedent:

- conversion and registration of the old order prospecting and mining rights relating to Namakwa Sands into new order prospecting and mining rights in terms of the MPRDA;
- the consent of the Minister of Minerals and Energy in terms of the MPRDA to the cession of the converted new order mining and prospecting rights to Exxaro TSA;
- cession of the new order prospecting and mining rights relating to Namakwa Sands by AOL to Exxaro TSA;
- approval by Exxaro shareholders in general meeting;
- AOL receiving confirmation from Exxaro's funders that Exxaro has sufficient funding available to satisfy its obligations in terms of the Namakwa Sands acquisition; and
- the approval of the competition authorities in Spain.

4.3 Other terms and conditions

The Namakwa Sands Option Agreement contains such further terms and conditions as are usual in a transaction of this nature.

5. INFORMATION ON BLACK MOUNTAIN

5.1 Overview of operations

The Black Mountain base metal mine, which is located adjacent to the town of Aggeneys in the Northern Cape Province of South Africa, exploits lead, zinc, copper and silver from the mining of ore from various deposits.

The mine produces three concentrates, with the zinc concentrate delivered to Exxaro's zinc refinery located in Springs, Gauteng Province, South Africa. Lead and copper concentrates, from which silver is also extracted, are exported to various smelters worldwide through the port of Saldanha Bay.

5.2 Information on the Gamsberg project

The Gamsberg project potentially has production capacity of up to 300ktpa of zinc metal. A small quantity of production from Gamsberg is currently being mined by underground methods and this is being processed at the established Black Mountain process plant. The presence of manganese precludes the possibility of the export of concentrate product. This will require the development of a refinery at the site should large scale development of the project proceed.

The Gamsberg project provides for a possible life-of-mine of approximately 30 years.

5.3 Production data

The following table sets out the salient production data for Black Mountain.

	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006
Ore mined (kt)	1 518	1 413	759
Ore processed (kt)	1 500	1 350	715
Ore grade processed (%)			
Zinc	2,7	3,3	3,2
Lead	3	3,7	3,9
Copper	0,5	0,4	0,4
Production (kt)			
Zinc in concentrate	28	32	15
Lead in concentrate	38	42	21
Copper in concentrate	5	3	2

5.4 Financial information

The following table sets out the salient financial information relating to Black Mountain.

US$ million	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006
Turnover	49	80	64
EBITDA	2	12	13

6. INFORMATION ON NAMAKWA SANDS

6.1 Overview of operations

Namakwa Sands is a mineral sands business located in the Western Cape Province of South Africa. Its major assets are:

- a mineral sands mine located at Brand-se-Baai, approximately 60 kilometres west of Koekenaap on the west coast, consisting of a mineral sands mine, two primary concentrator plants and a secondary concentrator plant;
- a mineral separation plant, located 7 kilometres west of Koekenaap which is used to separate ilmenite, rutile and zircon into discrete products; and
- the smelter located near Saldanha Bay at which ilmenite is smelted to produce titanium dioxide slag and pig iron.

6.2 Production data

The following table sets out salient production data for Namakwa Sands for the year ended 31 December 2005 and for the interim period ended 30 June 2006.

	Year ended 31 December 2005	Six months ended 30 June 2006
Ore mined	18 100	8 700
Production		
Ilmenite	316	165
Rutile	29	14
Zircon	129	64
Smelter production		
Slag	164	81
Iron	105	53

6.3 Financial information

The following table sets out the salient financial information for Namakwa Sands.

US$ million	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006
Revenue	146	175	89
EBITDA	37	48	26

7. RELATED PARTY

AOL is a wholly-owned, indirect subsidiary of Anglo American plc, which is a material shareholder of Exxaro. Accordingly AOL, the vendor of Namakwa Sands and Black Mountain, is a related party of Exxaro in terms of the Listings Requirements and the transaction will be treated as a related party transaction.

Anglo American plc and its associates will be taken into account in determining the quorum at the general meeting, but their votes will not be taken into account in determining the results of the voting at the general meeting.

8. FINANCIAL INFORMATION

The Black Mountain acquisition and Namakwa Sands acquisition will have a dilutionary effect of less than 3% on Exxaro's *pro forma* earnings per share and headline earnings per share for the six months ended 30 June 2006 and on Exxaro's *pro forma* net asset value per share and net tangible asset value per share at 30 June 2006. For the purposes of the calculation it has been assumed that the total purchase consideration for the Black Mountain acquisition is R180 million and for the Namakwa Sands acquisition, R2 173 million.

9. OTHER INFORMATION ON EXXARO

9.1 Incorporation

Exxaro was incorporated and registered in South Africa in terms of the Act on 7 June 2000, with the registration number 2000/011076/07, under the name Vicva Investments and Trading Seven (Proprietary) Limited. On 27 March 2001, Vicva Investments and Trading Seven (Proprietary) Limited was converted to a public company and with effect from 2 May 2001 its name was changed to Kumba Resources Limited ("Kumba"). Kumba was listed on the JSE on 26 November 2001. On 2 November 2006, Kumba's name was changed to Exxaro Resources Limited.

9.2 Material changes

On 9 October 2006, Exxaro published a circular setting out the terms of an empowerment transaction. In terms of the empowerment transaction, Exxaro unbundled a controlling interest in its iron ore operations and control of Exxaro was transferred to BEE Holdco, a black owned and controlled vehicle, through a fully funded empowerment transaction.

Other than for the empowerment transaction, details of which were disclosed in the Kumba circular, and the Black Mountain acquisition and Namakwa Sands acquisition, there have been no material changes to the financial or trading position of Exxaro and its subsidiaries between 30 June 2006, being the end of its last interim period and the date of this circular.

9.3 Major shareholders

At the last practicable date, the following shareholders had a beneficial interest of 5% or more of Exxaro's issued share capital.

Name	Number of Exxaro shares held	Percentage shareholding
BEE Holdco	186 550 873	53,1
Anglo American plc*	83 231 522	23,7

* The shareholding of Anglo American plc is held through Anglo South African Capital (Proprietary) Limited and Stimela Mining (Proprietary) Limited.

Save as disclosed above, to the best knowledge of the directors of Exxaro, no other shareholder holds more than 5% of the Exxaro shares.

10. MATERIAL CONTRACTS

Save for the contracts listed below, the Exxaro Group has not at any time entered into any material contracts:

- within the two-year period ending on the last practicable date; or
- at any time and containing an obligation or settlement that is material to the Exxaro Group at the last practicable date,

otherwise than in the ordinary course of the business.

All material contracts referred to below are available for inspection in terms of paragraph 14 below.

10.1 Agreements relating to the empowerment transaction

The agreements concluded to facilitate the empowerment transaction and funding arrangements are summarised in Annexure 4 to this circular.

10.2 Exxaro Australia Sands acquisition

The acquisition by way of a scheme of arrangement pursuant to the Australian Corporations Act 2001 of all of the issued ordinary shares in Exxaro Australia Sands that Exxaro did not already own, for a cash consideration of A$226 million. Prior to concluding the Exxaro Australia Sands acquisition, Exxaro, through a wholly-owned subsidiary, owned 51,54% of the issued share capital of Exxaro Australia Sands.

10.3 Agreements relating to the transaction

The agreements concluded to facilitate the transaction, being the Black Mountain Option Agreement and the Namakwa Sands Option Agreement.

11. EXPERTS' CONSENTS

The merchant bank and transaction sponsor, attorneys, corporate law advisers and independent expert have consented in writing to act in the capacities stated and to their names being published in this circular and have not withdrawn their consents prior to the publication of this circular.

The independent expert has consented in writing to its name and opinions being included in this circular in the form and context in which they appear and has not withdrawn its consent prior to the publication of this circular. The independent expert's consent letter is available for inspection in terms of paragraph 14 below.

12. DIRECTORS' RESPONSIBILITY STATEMENT

The directors, whose names appear on page 7 of this circular, collectively and individually:

- accept full responsibility for the accuracy of the information given in this circular;
- certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement in this circular false or misleading, and that they have made all reasonable inquiries in this regard and that this circular contains all the information required by law and the Listings Requirements.

13. OPINIONS AND RECOMMENDATION

The Exxaro Board has considered the terms and conditions of the transaction. The independent expert has provided the Exxaro Board with written opinions dated 12 February 2007 that, as of the date thereof, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the Black Mountain acquisition and Namakwa Sands acquisition are, from a financial point of view, fair and reasonable to Exxaro shareholders, other than Anglo American plc and its subsidiaries and affiliates.

The independent expert's opinions are included as Annexures 1 and 2 to this circular.

The directors have considered the terms and conditions of the transaction and are of the opinion that such terms and conditions are in the best interests of Exxaro and its shareholders. The directors accordingly recommend that shareholders vote in favour of the ordinary resolutions necessary to implement the transaction. All the directors who hold shares in Exxaro will vote in favour of the ordinary resolutions necessary to implement the transaction.

14. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by shareholders from Monday, 19 February 2007 to Tuesday, 6 March 2007 during normal business hours on business days, at the registered office of Exxaro:

- Exxaro's memorandum and articles of association;
- the latest Competent Persons' Report which was made available to shareholders as part of the empowerment transaction;
- the material contracts listed in paragraph 10 above;
- the audited annual financial statements of Exxaro for each of the last three financial years ended 31 December 2005 and the interim financial statements for the six months ended 30 June 2006;
- the opinions of the independent expert;
- summary of directors' service agreements; and
- consent letters of the merchant bank and transaction sponsor, attorneys, corporate law advisers and independent expert.

By order of the Exxaro Board

Dr C J Fauconnier
Chief Executive Officer

D J van Staden
Chief Financial Officer

19 February 2007

Registered office

Roger Dyason Road
Pretoria West, 0183
(PO Box 9229, Pretoria, 0001)

Independent expert's opinion regarding the Black Mountain acquisition

Strictly Private and Confidential

The Board of Directors
Exxaro Resources Limited
Roger Dyason Road
Pretoria West
0183

12 February 2007

Attention: The Board of Directors

Members of the Board:

The exercise of an option by Exxaro to purchase a 26% equity interest in Black Mountain following the Black Economic Empowerment transaction involving Anglo American, Exxaro Resources, Eyesizwe Coal, certain BEE consortia and the IDC

1. INTRODUCTION

1.1 We refer to the Black Economic Empowerment ("BEE") transaction that involved Anglo American plc ("Anglo American"), Kumba Resources Limited (which was renamed Exxaro Resources Limited) ("Exxaro"), Eyesizwe Coal (Proprietary) Limited, certain BEE consortia and the Industrial Development Corporation of South Africa Limited (the "Transaction").

1.2 We understand that simultaneous with, but separate and independent to, the Transaction, Anglo Operations Limited, an indirect wholly-owned subsidiary of Anglo American ("Anglo Operations"), granted Exxaro call options, exercisable up to 90 days after the completion date of the Transaction (the "Option"), giving Exxaro the rights to acquire 26% of the issued ordinary share capital of Black Mountain Mining (Proprietary) Limited ("Black Mountain") for an aggregate cash price of R180 million (subject to the adjustments referred to in paragraph 2.3 below) ("the Option Assets"). Black Mountain has also concluded a longer term offtake agreement in respect of zinc concentrate for Exxaro's zinc metal refinery in Springs, Gauteng Province.

1.3 We understand that Exxaro exercised the Option on January 19, 2007. The exercise of the Option is subject to receiving shareholder approval at the general meeting to be held on 6 March 2007.

1.4 Anglo American is a material indirect shareholder of Exxaro. Therefore, the exercise of the Option is a "related party" transaction in terms of the Listings Requirements of JSE Limited (the "Listings Requirements").

1.5 Accordingly you, the board of directors of Exxaro (the "Board"), have, pursuant to section 10.4(f) of the Listings Requirements, asked us, Citigroup Global Markets Limited ("Citigroup", "we", "our" or "us"), whether, in our opinion, were the Option to be exercised as of the date hereof, the terms upon which the Option would be exercised, from a financial point of view, are fair and reasonable to holders (other than Anglo American and its subsidiaries and affiliates) of Exxaro's issued ordinary shares, par value R0.01 ("Shareholders").

2. METHODOLOGY AND ASSUMPTIONS

2.1 In arriving at our opinion, we have reviewed (1) the Circular to Shareholders of Kumba Resources Limited dated October 9, 2006, (2) a draft dated 9 February 2007 of the Circular to Shareholders of Exxaro Resources Limited to be issued on 19 February 2007, and (3) the Black Mountain Option Agreement dated October 9, 2006 as amended by an addendum dated 5 February 2007

(the "Option Documents") and have reviewed the Microsoft Excel Transaction Model prepared by Rand Merchant Bank (dated 11 September, 2006) (the "Transaction Model"), and held discussions with certain senior officers, directors and other representatives and advisers of Exxaro and Anglo American concerning the business operations and prospects of the Option Assets. We examined and reviewed certain publicly available business and financial information relating to the Option Assets as well as certain financial forecasts and other information and data relating to the Option Assets which were provided to or discussed with us by the management of Exxaro and Anglo American and that we deem to be relevant. We reviewed the financial terms of the Option as set forth in the Option Documents in relation to, among other things, the historical and projected earnings, other operating data and the financial condition of the Option Assets. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Options Assets and analysed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Option Assets. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The methodology used in arriving at our opinion is consistent with the methodology ordinarily used in respect of transactions of a similar nature.

2.2 Furthermore, we have taken the following qualitative factors into account, both of which necessarily involve a subjective assessment:

2.2.1 the financial terms of the Transaction and the financial terms of the Option, in comparison with the financial terms of certain other transactions that we deemed to be relevant; and

2.2.2 the assessment of the Board as to the benefits it expects from exercising the Option.

2.3 Except as expressly stated in this paragraph, in preparing our opinion, we have not reviewed the accuracy and completeness of the information, including the independent technical report prepared by SRK dated 19 January 2007 (the "Technical Report"), supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not independently audited such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Option Assets or been furnished with any such evaluation or appraisal nor have we evaluated the solvency or fair value of the Option Assets under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities comprising the Option Assets. The management of Exxaro and Anglo American has provided assurances to us that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Option or the Option Assets (including management's estimates of purchase price adjustments that are excepted to be made following the exercise of the Option) provided to or otherwise reviewed by or discussed with us, we discussed with and have been advised by the management of Exxaro and Anglo American that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of Exxaro and Anglo American as to the future financial performance of the Option Assets (and the likely occurrence and quantum of any such purchase price adjustments). Where practicable, we have compared the financial forecast information furnished to or discussed with us by Exxaro and Anglo American against third party sources and have discussed the assumptions made therein with the management of Exxaro. On the basis of these and other such inquiries as we have considered appropriate, we believe that the financial forecast information has been compiled with due care and consideration.

2.4 Representatives of Exxaro have advised us, and we further have assumed that the final terms of the draft circular to shareholders will not vary materially from those set forth in the draft reviewed by us. We have further assumed, with your consent, that the remainder of the Option Documents have been exercised in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the exercise of the Option, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Exxaro, the Option Assets or the exercise of the Option. Other than the Technical Report, the Transaction Model, other financial models provided by Exxaro's and Anglo American's advisors and other than as set forth in paragraph 2.6 below, we have not made or been provided with an independent

evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Option Assets nor have we made any physical inspection of the properties or assets of the Option Assets. We were not requested to, and we did not, participate in the negotiation or structuring of the Option or the Transaction, nor were we requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Option Assets. We express no view as to, and our opinion does not address, the relative merits of exercising the Option as compared with any alternative business strategies that might exist for Exxaro or the effect of any other transaction in which Exxaro might engage.

2.5 Our opinion is necessarily based upon information available to us, and financial, market and other conditions and circumstances existing as of the date hereof that can be evaluated, and on the information made available to us as of the date of this letter. Our opinion does not address Exxaro's underlying business decision to exercise the Option, and we express no view on the effect on Exxaro and its Shareholders of the exercise of the Option and the related transactions.

2.6 In arriving at our conclusion, we have undertaken a valuation of each of the operating assets that are relevant to the Option. We have employed three primary evaluation methodologies for the purposes of valuing the operating assets, being a sum-of-the-parts discounted cash flow valuation (based on the unaudited life-of-mine forecasts provided to us by Exxaro), a public market comparable company valuation (based on valuation statistics of selected peer companies and unaudited forecasted financials for calendar year 2007 and 2008) and a private market precedent transaction valuation (based on valuation statistics of selected precedent transactions and using both audited and unaudited financial statements or projections deemed relevant to evaluating such transactions). We have compared the market trading performance of selected peer companies. We have made certain assumptions, including projected free cash flow and EBITDA estimates for each of the operating assets, weighted average cost of capital estimates, together with the macro-economic assumptions underlying these projections. Such assumptions include commodity prices, exchange rates, inflation rates and interest rates. We have compared such assumptions with those made by the management of Exxaro and Anglo American and those contained in the Technical Report, together with publicly available forecasts and assumptions made by certain investment bank research departments. It should be noted that any valuation is only an approximation, subject to uncertainties and contingencies, all of which are difficult to predict and beyond the control of the firm preparing such valuation and, thus, a valuation is not intended to be, and should not be construed in any respect as, a guarantee of value. The valuations do not represent an opinion as to the price at which the Option Assets, or any interests therein, actually would be acquired or sold. Our opinion stated herein is derived entirely from the valuations described above as of the date hereof, and is qualified entirely by the matters considered and methodology and assumptions underlying such valuations. Except as expressly described above, we did not, and you have not asked us to, undertake any other analyses or consider any other information, and accordingly our opinion is qualified to the extent such other analyses or information may have affected our opinion, or the matters considered and methodology and assumptions used in arriving at our opinion.

3. EXPLANATION OF FAIR AND REASONABLE

Fairness is based on quantitative issues. We have had regard to the value of the consideration to be exchanged in exercising the Option. Reasonableness is based on qualitative issues. We have had regard to those qualitative factors set out in paragraph 2.2 and have considered the financial implications such qualitative factors could have for Exxaro, including without limitation the potential economic benefits to Exxaro from exercising the Option.

4. INDEPENDENCE

4.1 We have acted as an independent financial expert to the Board with respect to this opinion, and with respect to other opinions relating to aspects of the Transaction and other related transactions, and have or will receive a fee for our services in connection with the delivery of these opinions. We did not act as financial adviser to any other parties in connection with the Option or the Transaction and, consequently, we have not had access to documents or information that may have been available to other advisers who have acted in connection with the Option or the Transaction or any other related transactions. We and our affiliates in the past have provided, and

currently provide services to Exxaro unrelated to the Option or the Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, lending relationships with Anglo American and BHP Billiton PLC. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Exxaro, Anglo American and other parties to the Option or the Transaction for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Exxaro, Anglo American, other parties to the Option or the Transaction and their respective affiliates, including David Challen who sits as a non-executive director on the board of Anglo American PLC in the capacity of Chairman of the Audit Committee and Member of the Remuneration Committee.

4.2 Other than as disclosed and providing the Board with this opinion, Citigroup has no advisory or other relevant relationship with, or direct or indirect interest in, Exxaro, Anglo American or any of the other parties involved in the Option or the Transaction. Citigroup has no material interest in the Option or in the success or failure of the exercise of the Option. Accordingly, we believe that we are sufficiently independent to provide this fair and reasonable opinion.

5. USE OF THIS OPINION

5.1 Our advisory services and the opinion expressed herein are provided solely for the information of the Board and the Shareholders (other than Anglo American and its subsidiaries and affiliates) in their respective evaluation of the exercise of the Option, but our opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how such Shareholder should act on any matters relating to the Option, or the Transaction. An individual Shareholder's decision may be influenced by such Shareholder's particular circumstances and Shareholders are advised to consult their own independent financial expert if they have any doubts as to the merits or otherwise of the Option or the Transaction. In addition, Shareholders should obtain advice on the taxation, legal and other implications of the Option and the Transaction since these implications have not been assessed by us.

5.2 We hereby consent to our name being used and ascribed to this opinion and to the inclusion of references to our opinion, in the form and context in which they appear herein, in the proposed announcement and circular to Shareholders. This opinion shall not otherwise, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Citigroup Global Markets Limited or any of our affiliates be made by Exxaro or any of its affiliates or the Shareholders, without our prior written consent.

6. OPINION

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, Citigroup is of the opinion that, were the Option to be exercised as of the date hereof, the terms upon which the Option would be exercised, from a financial point of view, are fair and reasonable to the Shareholders (other than Anglo American and its subsidiaries and affiliates).

Our opinion is only expressed as of the date hereof. We understand that the Option has been exercised, subject to shareholder approval at a general meeting to be held on 6 March 2007, and our opinion should not be relied upon as relevant or accurate as at the time the Option was exercised or at any other time since then or following the date hereof. There are a number of external factors that may affect this opinion subsequent to the date hereof, including without limitation changes in market conditions and changes in the value of the Option Assets, and we are under no obligation to update, revise or reaffirm our opinion.

Yours faithfully

Citigroup Global Markets Limited

Independent expert's opinion regarding the Namakwa Sands acquisition

Strictly Private and Confidential

The Board of Directors
Exxaro Resources Limited
Roger Dyason Road
Pretoria West
0183

12 February 2007

Attention: The Board of Directors

Members of the Board:

The exercise of an option by Exxaro to purchase the Namakwa Sands Business of Anglo American following the Black Economic Empowerment transaction involving Anglo American, Exxaro Resources, Eyesizwe Coal, certain BEE consortia and the IDC

1. INTRODUCTION

1.1 We refer to the Black Economic Empowerment ("BEE") transaction that involved Anglo American plc ("Anglo American"), Kumba Resources Limited (which was renamed Exxaro Resources Limited) ("Exxaro"), Eyesizwe Coal (Proprietary) Limited, certain BEE consortia and the Industrial Development Corporation of South Africa Limited (the "Transaction").

1.2 We understand that simultaneous with, but separate and independent to, the Transaction, Anglo Operations Limited, an indirect wholly-owned subsidiary of Anglo American ("Anglo Operations"), granted Exxaro call options, exercisable up to 90 days after the completion date of the Transaction (the "Option"), giving Exxaro the rights to acquire the entire Namakwa Sands business, assets (excluding cash, cash equivalents) and liabilities of Anglo Operations, as a going concern, for a cash consideration of R2 015 million (subject to the adjustments referred to in paragraph 2.3 below) ("the Option Assets").

1.3 We understand that Exxaro exercised the Option on January 19, 2007. The exercise of the Option is subject to receiving shareholder approval at the general meeting to be held on 6 March 2007.

1.4 Anglo American is a material indirect shareholder of Exxaro. Therefore, the exercise of the Option is a "related party" transaction in terms of the Listings Requirements of JSE Limited (the "Listings Requirements").

1.5 Accordingly you, the board of directors of Exxaro (the "Board"), have, pursuant to section 10.4(f) of the Listings Requirements, asked us, Citigroup Global Markets Limited ("Citigroup", "we", "our" or "us"), whether, in our opinion, were the Option to be exercised as of the date hereof, the terms upon which the Option would be exercised, from a financial point of view, are fair and reasonable to holders (other than Anglo American and its subsidiaries and affiliates) of Exxaro's issued ordinary shares, par value R0.01 ("Shareholders").

2. METHODOLOGY AND ASSUMPTIONS

2.1 In arriving at our opinion, we have reviewed (1) the Circular to Shareholders of Kumba Resources Limited dated October 9, 2006, (2) a draft dated 9 February 2007 of the Circular to Shareholders of Exxaro Resources Limited to be issued on 19 February 2007 and (3) the Namakwa Sands Option Agreement between, *et al*, Anglo Operations and Exxaro dated October 9, 2006 as amended by an addendum dated 5 February 2007 (the "Option Documents") and have reviewed the Microsoft Excel Transaction Model prepared by Rand Merchant Bank (dated 11 September 2006) (the "Transaction Model"), and held discussions with certain senior officers, directors and other

representatives and advisers of Exxaro and Anglo American concerning the business operations and prospects of the Option Assets. We examined and reviewed certain publicly available business and financial information relating to the Option Assets as well as certain financial forecasts and other information and data relating to the Option Assets which were provided to or discussed with us by the management of Exxaro and Anglo American and that we deem to be relevant. We reviewed the financial terms of the Option as set forth in the Option Documents in relation to, among other things, the historical and projected earnings, other operating data and the financial condition of the Option Assets. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Options Assets and analysed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Option Assets. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The methodology used in arriving at our opinion is consistent with the methodology ordinarily used in respect of transactions of a similar nature.

2.2 Furthermore, we have taken the following qualitative factors into account, both of which necessarily involve a subjective assessment:

2.2.1 the financial terms of the Transaction and the financial terms of the Option, in comparison with the financial terms of certain other transactions that we deemed to be relevant; and

2.2.2 the assessment of the Board as to the benefits it expects from exercising the Option.

2.3 Except as expressly stated in this paragraph, in preparing our opinion, we have not reviewed the accuracy and completeness of the information, including the independent technical report prepared by SRK dated 19 January 2007 (the "Technical Report"), supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not independently audited such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Option Assets or been furnished with any such evaluation or appraisal nor have we evaluated the solvency or fair value of the Option Assets under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities comprising the Option Assets. The management of Exxaro and Anglo American has provided assurances to us that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Option or the Option Assets (including management's estimates of purchase price adjustments that are excepted to be made following the exercise of the Option) provided to or otherwise reviewed by or discussed with us, we discussed with and have been advised by the management of Exxaro and Anglo American that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of Exxaro and Anglo American as to the future financial performance of the Option Assets (and the likely occurrence and quantum of any such purchase price adjustments). Where practicable, we have compared the financial forecast information furnished to or discussed with us by Exxaro and Anglo American against third party sources and have discussed the assumptions made therein with the management of Exxaro and Anglo American. On the basis of these and other such inquiries as we have considered appropriate, we believe that the financial forecast information has been compiled with due care and consideration.

2.4 Representatives of Exxaro have advised us, and we further have assumed that the final terms of the draft circular to shareholders will not vary materially from those set forth in the draft reviewed by us. We have furthermore assumed, with your consent, that the remainder of the Option Documents have been exercised in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the exercise of the Option, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Exxaro, the Option Assets or the exercise of the Option. Other than the Technical Report, the Transaction Model, other financial models provided by Exxaro's and Anglo American's advisors and other than as set forth in paragraph 2.6 below, we have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Option Assets nor have we made any physical inspection of the properties or assets of the Option Assets. We were not requested to, and we did not, participate in the negotiation or structuring of the Option or the Transaction, nor were we requested to, and we did not, solicit third party

indications of interest in the possible acquisition of all or a part of the Option Assets. We express no view as to, and our opinion does not address, the relative merits of exercising the Option as compared with any alternative business strategies that might exist for Exxaro or the effect of any other transaction in which Exxaro might engage.

2.5 Our opinion is necessarily based upon information available to us, and financial, market and other conditions and circumstances existing as of the date hereof that can be evaluated, and on the information made available to us as of the date of this letter. Our opinion does not address Exxaro's underlying business decision to exercise the Option, and we express no view on the effect on Exxaro and its Shareholders of the exercise of the Option and the related transactions.

2.6 In arriving at our conclusion, we have undertaken a valuation of each of the operating assets that are relevant to the Option. We have employed three primary evaluation methodologies for the purposes of valuing the operating assets, being a sum-of-the-parts discounted cash flow valuation (based on the unaudited life-of-mine forecasts provided to us by Exxaro), a public market comparable company valuation (based on valuation statistics of selected peer companies and unaudited forecasted financials for calendar year 2007 and 2008) and a private market precedent transaction valuation (based on valuation statistics of selected precedent transactions and using both audited and unaudited financial statements or projections deemed relevant to evaluating such transactions). We have compared the market trading performance of selected peer companies. We have made certain assumptions, including projected free cash flow and EBITDA estimates for each of the operating assets, weighted average cost of capital estimates, together with the macro-economic assumptions underlying these projections. Such assumptions include commodity prices, exchange rates, inflation rates and interest rates. We have compared such assumptions with those made by the management of Exxaro and Anglo American and those contained in the Technical Report, together with publicly available forecasts and assumptions made by certain investment bank research departments. It should be noted that any valuation is only an approximation, subject to uncertainties and contingencies, all of which are difficult to predict and beyond the control of the firm preparing such valuation and, thus, a valuation is not intended to be, and should not be construed in any respect as, a guarantee of value. The valuations do not represent an opinion as to the price at which the Option Assets, or any interests therein, actually would be acquired or sold. Our opinion stated herein is derived entirely from the valuations described above as of the date hereof, and is qualified entirely by the matters considered and methodology and assumptions underlying such valuations. Except as expressly described above, we did not, and you have not asked us to, undertake any other analyses or consider any other information, and accordingly our opinion is qualified to the extent such other analyses or information may have affected our opinion, or the matters considered and methodology and assumptions used in arriving at our opinion.

3. EXPLANATION OF FAIR AND REASONABLE

Fairness is based on quantitative issues. We have had regard to the value of the consideration to be exchanged in exercising the Option. Reasonableness is based on qualitative issues. We have had regard to those qualitative factors set out in paragraph 2.2 and have considered the financial implications such qualitative factors could have for Exxaro, including without limitation the potential economic benefits to Exxaro from exercising the Option.

4. INDEPENDENCE

4.1 We have acted as an independent financial expert to the Board with respect to this opinion, and with respect to other opinions relating to aspects of the Transaction and other related transactions, and have or will receive a fee for our services in connection with the delivery of these opinions. We did not act as financial adviser to any other parties in connection with the Option or the Transaction and, consequently, we have not had access to documents or information that may have been available to other advisers who have acted in connection with the Option or the Transaction or any other related transactions. We and our affiliates in the past have provided, and currently provide services to Exxaro unrelated to the Option or the Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, lending relationships with Anglo American and BHP Billiton PLC. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Exxaro, Anglo

American and other parties to the Option or the Transaction for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Exxaro, Anglo American, other parties to the Option or the Transaction and their respective affiliates, including David Challen who sits as a non-executive director on the board of Anglo American PLC in the capacity of Chairman of the Audit Committee and Member of the Remuneration Committee.

4.2 Other than as disclosed and providing the Board with this opinion, Citigroup has no advisory or other relevant relationship with, or direct or indirect interest in, Exxaro, Anglo American or any of the other parties involved in the Option or the Transaction. Citigroup has no material interest in the Option or in the success or failure of the exercise of the Option. Accordingly, we believe that we are sufficiently independent to provide this fair and reasonable opinion.

5. USE OF THIS OPINION

5.1 Our advisory services and the opinion expressed herein are provided solely for the information of the Board and the Shareholders (other than Anglo American and its subsidiaries and affiliates) in their respective evaluation of the exercise of the Option, but our opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how such Shareholder should act on any matters relating to the Option, or the Transaction. An individual Shareholder's decision may be influenced by such Shareholder's particular circumstances and Shareholders are advised to consult their own independent financial expert if they have any doubts as to the merits or otherwise of the Option or the Transaction. In addition, Shareholders should obtain advice on the taxation, legal and other implications of the Option and the Transaction since these implications have not been assessed by us.

5.2 We hereby consent to our name being used and ascribed to this opinion and to the inclusion of references to our opinion, in the form and context in which they appear herein, in the proposed announcement and circular to Shareholders. This opinion shall not otherwise, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Citigroup Global Markets Limited or any of our affiliates be made by Exxaro or any of its affiliates or the Shareholders, without our prior written consent.

6. OPINION

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, Citigroup is of the opinion that, were the Option to be exercised as of the date hereof, the terms upon which the Option would be exercised, from a financial point of view, are fair and reasonable to the Shareholders (other than Anglo American and its subsidiaries and affiliates).

Our opinion is only expressed as of the date hereof. We understand that the Option has been exercised, subject to shareholder approval at a general meeting to be held on 6 March 2007, and our opinion should not be relied upon as relevant or accurate as at the time the Option was exercised or at any other time since then or following the date hereof. There are a number of external factors that may affect this opinion subsequent to the date hereof, including without limitation changes in market conditions and changes in the value of the Option Assets, and we are under no obligation to update, revise or reaffirm our opinion.

Yours faithfully

Citigroup Global Markets Limited

Salient terms of the Black Mountain shareholders' arrangements

1. SALIENT FEATURES

1.1 The business of Black Mountain Mining (Proprietary) Limited ("the Company") includes, but is not limited to, the exploration, development, mining, treatment, production and sale of zinc, lead, copper and silver in concentrated form.

1.2 The ordinary shares in the share capital of the Company ("Ordinary Shares") shall be held as follows: Exxaro Base Metals (Proprietary) Limited ("Exxaro Base Metals"): 26%; and Anglo Operations Limited ("AOL"): 74%.

1.3 The Shareholders Arrangements Terms and Conditions ("the Agreement") regulates: (i) the relationship between Exxaro Base Metals and AOL as shareholders in the Company ("Shareholders") and (ii) the relationship between the Shareholders and the Company.

1.4 There will be a minimum of three directors on the board of directors of the Company ("the Board"). Each Shareholder may appoint one director for each complete 10% of the Ordinary Shares held by such Shareholder. The minority Shareholder is subject to restrictions regarding the appointment of directors for the purpose of avoiding conflicts of interest.

1.5 In relation to Board decisions, each director shall have a number of votes equal to the number of Ordinary Shares held by the Shareholder which appointed such director. The chairperson of the Board does not have a casting vote.

1.6 In relation to shareholders' decisions, each Ordinary Share carries one vote. Shareholder decisions are taken by a simple majority of votes, subject to the provisions of the Companies Act. There are a number of material items that require 85% of the shareholder votes in order to be validly passed. These material items include:

(i) any material change to the nature or scope of the business of the Company, including any material commodity diversification thereto;

(ii) any disposal or transfer or sale of the whole of the business of the Company (other than any disposal, transfer or sale in the ordinary course of business where some or all of the assets of the Company are transferred or contributed or swapped in an operational arrangement (where it is demonstrated that there are sound reasons for doing so));

(iii) the listing of any Ordinary Shares on any exchange or market.

1.7 Exxaro Base Metals is subject to lock-in provisions which apply until the Final Date. The Final Date is the earlier of: (i) the tenth anniversary of the completion date of the empowerment transaction, and (ii) the date upon which AOL is satisfied that its equity credits under the Mining Charter are secure.

1.8 If a Shareholder wishes to dispose of its Ordinary Shares, it is first obliged to follow the pre-emptive rights procedure in favour of the remaining Shareholders.

1.9 If: (i) a Shareholder is wound-up, deregistered or compromises with its creditors or (ii) Exxaro Base Metals breaches its lock-in obligations and fails to remedy the breach within timeframes set out in the Agreement, there will be a forced sale of Ordinary Shares of the relevant Shareholder at market value.

1.10 The Agreement makes provision for tag-along and come-along rights of the Shareholders.

1.10.1 The tag-along clause provides that if (having gone through the pre-emptive rights process) a Shareholder offers to sell 50% or more of the Ordinary Shares in the Company to a third party, such Shareholder shall procure that the third party makes the same *pro rata* offer to acquire the Ordinary Shares of the remaining Shareholders. This clause does not apply to AOL until the Final Date, except where the third party to whom the offer of 50% or more of the Ordinary Shares is offered is an HDSA.

1.10.2 The come-along clause provides that if a third party offers to acquire all of the Ordinary Shares of all of the Shareholders and Shareholders holding 50% or more of the Ordinary Shares accept such offer, the remaining Shareholders shall be obliged to accept the offer of the third party in respect of all of their Ordinary Shares (subject to the pre-emptive rights process being followed).

1.11 Special provisions relate to the funding of major capital projects ("Shareholder Project Funding").

1.11.1 If, prior to the Final Date, Exxaro Base Metals is unable or unwilling to provide its *pro rata* portion of Shareholder Project Funding, then Exxaro Base Metals shall be entitled, within a period set out in the Agreement, to give AOL and the Company written notice that it wishes to sell all of its Ordinary Shares and Claims ("Sale Equity") to another HDSA ("the HDSA Sale").

1.11.2 Before embarking on the process for the HDSA Sale, Exxaro Base Metals and AOL shall determine the market value of the Sale Equity and Exxaro Base Metals shall decide the terms and conditions upon which it would agree to sell the Sale Equity. Exxaro Base Metals is first obliged to offer the Sale Equity to AOL at the determined market value and on the proposed terms and conditions. If AOL declines such offer, Exxaro Base Metals and AOL shall endeavour to find an HDSA (satisfactory to AOL) to whom to offer for sale all of the Sale Equity, provided that such HDSA is able and willing to provide its *pro rata* portion of Shareholder Project Funding. Exxaro Base Metals may not sell the Sale Equity to any HDSA on more favourable terms and conditions or a lower price than was offered to AOL.

1.11.3 Should Exxaro Base Metals elect not to provide any Shareholder Project Funding to the Company, AOL shall immediately be entitled to contribute all or some of the funding required (whether the process for the HDSA sale occurs or not).

1.12 The Agreement provides for clawback rights prior to the Final Date. If the allotment and issue of Ordinary Shares by the Company in circumstances set out in the Agreement results in the Company not meeting the equity ownership requirements of the Mining Charter at dates specified in the Agreement, Exxaro Base Metals shall be entitled, at the sole discretion of AOL, either to: (i) subscribe for that number of Ordinary Shares which would result in the Company meeting the equity ownership requirements, in which event the Company shall repurchase a corresponding number of Ordinary Shares from AOL or (ii) purchase from AOL that number of Ordinary Shares which would result in the Company meeting the equity ownership requirements. The clawback price shall be equal to the higher of: (a) the market value of the Ordinary Shares at the date of the relevant subscription or purchase or (b) the value of the total disproportionate funding contributed by AOL to the Company divided by the total number of Ordinary Shares issued to AOL in respect of such disproportionate funding.

Empowerment transaction agreements and funding agreements

The empowerment transaction agreements listed below were concluded on or about 11 September 2006. These agreements will be made available for inspection at Exxaro registered office from Monday, 19 February 2007 to Tuesday 6 March 2007.

Agreement	Parties to the agreement
BEE Holdco Lock-In Agreement	Anglo South Africa Capital (Proprietary) Limited ("ASAC") Exxaro BHP Billiton SA Holdings Limited ("BHP Billiton") Basadi ba Kopane Investments (Proprietary) Limited ("BEE Women's Group SPV") Dreamvision Investments 15 (Proprietary) Limited ("Eyesizwe SPV") Eyabantu Capital Consortium (Proprietary) Limited ("Eyabantu SPV") Morningtide Investments 168 (Proprietary) Limited ("Tiso SPV") Industrial Development Corporation of South Africa Limited ("IDC") BEE Holdco
BEE Holdco - Newco (Sasol) Subscription Agreement	BEE Holdco Exxaro
BEE Holdco-Newco Subscription Agreement	BEE Holdco Exxaro
BEE Holdco Relationship Agreement	ASAC Exxaro BHP Billiton BEE Holdco Eyesizwe SPV Eyabantu SPV Tiso SPV BEE Women's Group SPV IDC
Black Mountain Option Agreement	AOL Black Mountain Exxaro Exxaro Base Metals
Eyesizwe Coal Sale Agreement	Eyesizwe Mining (Proprietary) Limited ("Eyesizwe Mining") Eyesizwe Coal Employees Share Trust PricewaterhouseCoopers Corporate Finance (Proprietary) Limited ("Pricewaterhouse") ASAC BHP Billiton Exxaro Coal (Proprietary) Limited ("Exxaro Coal") Eyesizwe Coal (Proprietary) Limited ("Eyesizwe Coal")
Implementation Agreement	Anglo American SA Finance Limited ("Anglo Finance") Anglo South Africa (Proprietary) Limited AOL ASAC BEE Women's Group SPV BHP Billiton Eyesizwe SPV Exxaro Employee Empowerment Participation Scheme Trust ("Exxaro EEPS Trust") Eyabantu SPV Eyabantu Capital (Proprietary) Limited ("Eyabantu Capital")

Agreement	Parties to the agreement
	Eyesizwe Coal Employees Share Trust Eyesizwe Coal Eyesizwe Holdings (Proprietary) Limited ("Eyesizwe Holdings") Eyesizwe Mining IDC Exxaro Base Metals Exxaro Coal Kumba Iron Ore Limited ("KIO") Exxaro BEE Holdco Black Mountain Main Street 392 (Proprietary) Limited ("SIOC Community Development SPV") Tiso SPV Pricewaterhouse Sishen Iron Ore Company ("SIOC") SIOC Employee Share Participation Trust ("SIOC ESPS Trust") South African Women in Mining Association ("SAWIMA") SIOC Community Development Trust KZN Sands Tiso Group (Proprietary) Limited ("Tiso")
Exxaro IP Agreement	Exxaro Kumba Iron Ore
Kumba Iron Ore - SIOC Community Development SPV sale Agreement	Kumba Iron Ore SIOC Community Development SPV
Exxaro - Kumba Iron Ore Sale Agreement	Exxaro Kumba Iron Ore
Namakwa Sands Licence Agreement	Anglo American South Africa Limited KZN Sands
Namakwa Sands Option Agreement	AOL Exxaro KZN Sands
Newco EEPS Contribution Agreement	Exxaro EEPS Trust Various employer companies in the Exxaro Group
Newco EEPS - Newco Subscription Agreement	Exxaro EEPS Trust Exxaro
Newco Licence Agreement Kumba Iron Ore	Exxaro
Newco Relationship Agreement	ASAC Exxaro BHP Billiton BEE Holdco Exxaro EEPS Trust
Share Incentive Schemes Agreement	Exxaro Kumba Iron Ore Exxaro Management Share Trust KIO Management Share Trust
SIOC Community Development SPV Preference Share Agreement	SIOC Community Development SPV Kumba Iron Ore SIOC Community Development Trust SIOC

Agreement	Parties to the agreement
SIOC Community Development Trust Limited Recourse Suretyship Agreement	SIOC Community Development Trust Kumba Iron Ore
SIOC Community Development Trust Security Cession and Pledge Agreement	SIOC Community Development SPV SIOC Community Development Trust Kumba Iron Ore
SIOC ESPS Contribution Agreement	SIOC ESPS Trust SIOC
SIOC ESPS Subscription Agreement	SIOC ESPS Trust SIOC
SIOC Shareholders' Agreement	SIOC Kumba Iron Ore Exxaro SIOC Community Development SPV SIOC ESPS Trust
ASAC - Newco Options Agreement	ASAC Exxaro Vicva 175 (Proprietary) Limited (Exxaro subsidiary)
Black Mountain Offtake Arrangements Terms	Black Mountain Exxaro Base Metals
Black Mountain Sale of Shares and Claims Terms	AOL Exxaro Base Metals Exxaro
Black Mountain Services Arrangements Terms	AOL Black Mountain Exxaro Base Metals
Black Mountain Shareholders' Arrangements Terms	AOL Black Mountain Exxaro Base Metals
Namakwa Sands Sale Terms	AOL Exxaro KZN Sands
Addendum to Namakwa Sands Option Agreement and Sale of Business Terms and Conditions	AOL Exxaro KZN Sands Exxaro TSA
Addendum to Black Mountain Option Agreement, Sale of Business Terms and Conditions and Sale of Shares and Claims Terms and Conditions	AOL Exxaro Base Metals Exxaro Black Mountain
Voting Agreement in respect of Kumba Iron Ore	Exxaro ASAC
Voting Pool Agreement in respect of SIOC	Exxaro SIOC ESPS Trust SIOC Community Development SPV

Funding agreements

Borrower	Lender	Amount R million	Repayment Date	Interest rate (payable quarterly)	Security	Terms and conditions
South African loans						
Exxaro	Nedbank	500	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Revolving credit facility repayable over 7 years
	FirstRand/ Rand Merchant Bank	500	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Revolving credit facility repayable over 7 years
	Nedbank	337,5	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Amortising term loan repayable over 7 years
	FirstRand/ Rand Merchant Bank	337,5	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Amortising term loan repayable over 7 years
	Nedbank	337,5	7 years after implementation of transaction	Jibar + 130 basis points	Unsecured	Bullet payment in 2013
	FirstRand/ Rand Merchant Bank	337,5	7 years after implementation of transaction	Jibar + 130 basis points	Unsecured	Bullet payment in 2013
	Anglo Finance	125	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Amortising term loan repayable over 7 years
	Anglo Finance	125	7 years after implementation of transaction	Jibar + 130 basis points	Unsecured	Bullet payment in 2013



Exxaro Resources Limited

(Previously Kumba Resources Limited)

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: EXX (ISIN: ZAE000034310)
("Exxaro" or "the company")

Directors

Non-executive

P M Baum
J J Geldenhuys#
U Khumalo
Dr D Konar#
V Z Mntambo
R P Mohring#
P K V Ncetezo
N Nyembezi-Heita#
N Sowazi
D R Zihlangu

#Independent

Executive

Dr C J Fauconnier *(Chief Executive Officer)*
S A Nkosi
M J Kilbride
D J van Staden

Notice of general meeting

Notice is hereby given that a general meeting of shareholders of Exxaro will be held at the registered office of Exxaro, situated in the Corporate Office, Roger Dyason Road, Pretoria West at 10:00 on Tuesday, 6 March 2007, for the purpose of considering and, if deemed fit, passing, with or without modification, the ordinary resolutions set out in this notice of general meeting.

1. ORDINARY RESOLUTION NUMBER 1

"**RESOLVED THAT** the acquisition by Exxaro Base Metals (Proprietary) Limited, a wholly-owned subsidiary of the company, of a 26% shareholding in Black Mountain Mining (Proprietary) Limited from Anglo Operations Limited, on the basis set out in the circular to which the notice of general meeting proposing this ordinary resolution is attached, be and is hereby approved."

In terms of the JSE Listings Requirements, this resolution is required to be passed by a simple majority of the votes cast by all shareholders present or represented by proxy at the general meeting, excluding any votes cast by any member of the Anglo American Group.

2. ORDINARY RESOLUTION NUMBER 2

"**RESOLVED THAT** the acquisition by Exxaro TSA Sands (Proprietary) Limited, a wholly-owned subsidiary of the company, of the assets and business of Namakwa Sands, being a mineral sands operation owned by Anglo Operations Limited, from Anglo Operations Limited, on the basis contemplated in the circular to which the notice of general meeting proposing this ordinary resolution is attached, be and is hereby approved."

In terms of the JSE Listings Requirements, this resolution is required to be passed by a simple majority of the votes cast by all shareholders present or represented by proxy at the general meeting, excluding any votes cast by any member of the Anglo American Group.

3. ORDINARY RESOLUTION NUMBER 3

"**RESOLVED THAT** the directors of the company be and are hereby authorised to take all necessary steps to implement the ordinary resolutions set out above."

Voting and proxies

The votes of shares held by share trusts, other than those held by the Exxaro Employee Empowerment Participation Scheme Trust, will not be taken into account at the general meeting for JSE Listings Requirements resolution approval purposes.

A form of proxy (blue) is attached for the convenience of any certificated or dematerialised Exxaro shareholder with own name registration who cannot attend the general meeting, but who wishes to be represented thereat. In order to be valid, completed forms of proxy must be received by the transfer secretaries of the company, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 10:00 on Friday, 2 March 2007.

By order of the board of directors

M S Viljoen
Exxaro Group Company Secretary

19 February 2007

Postal address

PO Box 9229, Pretoria, 0001

Business address

Roger Dyason Road, Pretoria West, 0183

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor, 70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

PRINTED BY INCE (PTY) LTD



Exxaro Resources Limited

(Previously Kumba Resources Limited)

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: EXX (ISIN: ZAE000034310)
("Exxaro" or "the company")

Form of proxy

For completion by **certificated shareholders** and **shareholders who have elected "own-name" registration** who are unable to attend the general meeting of the company to be held at 10:00 on Tuesday, 6 March 2007 at the Corporate Office Roger Dyason Road, Pretoria West.

Shareholders who have dematerialised their Exxaro shares, other than those shareholders who have dematerialised their Exxaro shares with "own name" registration, and who wish to attend the general meeting either in person or by proxy must advise their CSDP or broker of their intention to attend the general meeting in person or to send a proxy to represent them and request their CSDP or broker to issue them or their proxy with the necessary authorisation to attend the general meeting. Such shareholders must **not** complete this form of proxy. If such shareholders do not wish to attend the general meeting either in person or by proxy, they must instruct their CSDP or broker as to how they wish to vote.

I/We ______________________________

(Names in full. Please print.)

of ______________________________

(address)

being the holder/s of [   ] ordinary share/s in the company, hereby appoint :

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend, speak, and to vote or abstain from voting on my/our behalf, as indicated below, at the general meeting or any adjournment thereof.

Number of votes (one vote per ordinary share)

	For	Against	Abstain
Ordinary resolution number 1 Approval of interest in Black Mountain Mining			
Ordinary resolution number 2 Approval of acquisition of Namakwa Sands			
Ordinary resolution number 3 Approval of authorisation of directors to take all necessary steps to implement the ordinary resolutions			

Signed at ______________ on ______________ 2007

Signature ______________________________

Assisted by me (where applicable) ______________________________

Please read the notes on the reverse side hereof.

Notes:

1. A shareholder entitled to attend and vote at the general meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company.
2. Every shareholder present in person or by proxy and entitled to vote at the general meeting of the company shall, on a show of hands, have one vote only, irrespective of the number of shares such shareholder holds. In the event of a poll, every shareholder shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by such shareholder bears to the aggregate amount of the nominal value of all the shares issued by the company.

Instructions on signing and lodging this form of proxy:

1. A certificated or "own name" dematerialised shareholder may insert the name of a proxy or the names of two alternative proxies of the certificated or "own name" dematerialised shareholder's choice in the space/s provided overleaf, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the certificated or "own name" dematerialised shareholder. Should this space be left blank, the proxy will be exercised by the chairman of the general meeting. The person whose name appears first on this form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. A certificated or "own name" dematerialised shareholder's voting instructions to the proxy must be indicated by the insertion of an "X", or, the number of votes exercisable by that certificated or "own name" dematerialised shareholder in the appropriate spaces provided overleaf. Failure to do so will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting, as he/she thinks fit in respect of all the certificated or "own name" dematerialised shareholder's exercisable votes. A certificated or "own name" dematerialised shareholder or his/her proxy is not obliged to use all the votes exercisable by him/her or by his/her proxy, but the total number of votes cast, or those in respect of which abstention is recorded, may not exceed the total number of votes exercisable by the certificated or "own name" dematerialised shareholder or by his/her proxy.
3. To be valid the completed forms of proxy must be received at the office of the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 10:00 on Friday, 2 March 2007.
4. This form of proxy shall be valid at any resumption of an adjourned meeting to which it relates, unless the contrary is stated hereon.
5. This form of proxy shall not be used at the resumption of an adjourned meeting if it could not have been used at the general meeting from which it was adjourned for any reason other than that it was not lodged timeously for the general meeting from which the adjournment took place.
6. This form of proxy shall not be valid after the expiry of two months after the date when it was signed.
7. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been previously recorded by the transfer secretaries.
8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate etc.) must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the general meeting.
9. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has been previously recorded by the transfer secretaries or waived by the chairman of the general meeting.
10. The completion and lodging of this form of proxy will not preclude the relevant certificated or "own name" dematerialised shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such certificated or "own name" dematerialised shareholder wish to do so.
11. The completion of any blank spaces overleaf need not be initialled. Any alterations or corrections to this form of proxy must be initialled by the signatory/ies.
12. The chairman of the general meeting may accept any form of proxy which is completed, other than in accordance with these instructions and notes, provided that the chairman of the general meeting is satisfied as to the manner in which a certificated or "own name" dematerialised shareholder wishes to vote.

e aro

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CONDENSED GROUP INCOME STATEMENT

	Year ended 31 December 2006 Audited Rm	2005 Restated Rm
CONTINUING OPERATIONS		
Revenue	7,263	5,308
Operating expenses	(6,022)	(4,191)
Fair value adjustment on unbundling of subsidiary	17,963	
BEE credential expense and unbundling costs	(820)	
Impairment of property, plant and equipment	(784)	
Net operating profit	17,509	949
Net financing costs	(307)	(162)
Share of income from equity accounted investments	159	7
Profit before taxation	17,451	834
Taxation	(578)	(323)
Profit for the year from continuing operations	16,873	511
Profit for the year from discontinued operations (note 5)	2,323	2,727
Profit for the year	19,196	3,238
Attributable to:		
Equity holders of the parent	19,169	3,177
Minority interest	27	61
Net profit	19,196	3,238
Ordinary shares (millions)		
- in issue	351	306
- weighted average number of shares	313	304
- diluted weighted average number of shares	318	311
Attributable earnings per share (cents)		
- basic (restated for December 2005)	6,124	1,045
- diluted (restated for December 2005)	6,028	1,022
Attributable earnings per share from continuing operations (cents)		
- basic (restated for December 2005)	5,382	148
- diluted (restated for December 2005)	5,297	145
Attributable earnings per share from discontinued operations (cents)		
- basic (restated for December 2005)	742	897
- diluted (restated for December 2005)	731	877
Dividend paid per share (cents) in respect of the previous financial year	160	90
Dividend paid per share (cents) in respect of the interim period	180	140
Special dividend paid per share (cents) in respect of the interim period		720
Special dividend paid per share (cents) on unbundling	135	
Final dividend paid per share (cents) in respect of this financial year		160
Reconciliation of headline earnings		
Net profit attributable to ordinary shareholders	19,169	3,177
- Impairment charges	784	28
- Share of associate's net profit on disposal of property, plant and equipment	(1)	
Excess of minority interest over cost of acquisition	(36)	(95)
Net deficit on disposal or scrapping of property, plant and equipment	3	2
- Fair value adjustment prior to unbundling	(17,963)	
- Net profit on disposal of investments	(39)	(1,179)
- Minority interest on adjustments		(1)
- Taxation effect of adjustments	(219)	428
Headline earnings	1,698	2,360
Headline earnings from discontinued operations	2,328	1,996
Headline earnings from continuing operations	(630)	364
Headline earnings per share (cents)		
- basic (restated for December 2005)	542	776
- diluted (restated for December 2005)	534	759
Headline earnings per share from continuing operations (cents)		
- basic (restated for December 2005)	(200)	120
- diluted (restated for December 2005)	(198)	117
Headline earnings per share from discontinued operations (cents)		
- basic (restated for December 2005)	744	657
- diluted (restated for December 2005)	732	642

CONDENSED GROUP BALANCE SHEET

	At 31 December 2006 Audited Rm	2005 Restated Rm
ASSETS		
Non-current assets		
Property, plant and equipment	7,583	8,469
Biological assets	26	78
Intangible assets	69	61
Investments in associates and joint ventures (note 6)		
- unlisted	384	95
Deferred taxation	748	139
Other financial assets (note 6)	693	392
	9,503	9,184
Current assets		
Inventories	1,391	1,481
Trade and other receivables	1,663	2,066
Cash and cash equivalents	906	1,483
	3,960	5,030
Non-current assets classified as held for sale	2	8
Total assets	13,465	14,425
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' equity	8,142	7,319
Minority interest	27	9
Total shareholders' equity	8,169	7,328
Non-current liabilities		
Interest-bearing borrowings	1,214	2,210
Non-current provisions	[illegible]93	727
Deferred taxation	[illegible]	984
	[illegible]	3,[illegible]
Current liabilities		
Trade and other payables	[illegible]	1,468
Interest bearing borrowings	[illegible]	911
Taxation	67	773
Current provisions	30	24
Shareholders for dividends	4	
	2,035	3,[illegible]
Total equity and liabilities	13,465	14,425
Net debt (note 9)	921	1,638
Net asset value per share (rand)	[illegible]	2,[illegible]
Capital expenditure		
- incurred	2,010	1,044
- contracted	[illegible]	1,635
- authorised but not contracted	732	2,282
Contingent liabilities	100	82
Operating lease commitments	124	43
Operating sublease rentals receivable	10	1
Capital expenditure contracted relating to captive mines (2006 Tshikondeni, Arnot and Matla; 2005 Tshikondeni and Thabazimbi), which will be financed by Mittal Steel (South Africa) and Eskom respectively	4	6

CONDENSED GROUP CASH FLOW STATEMENT

	Year ended 31 December 2006 Audited Rm	2005 Restated Rm
Cash retained from operations	4,761	3,864
- net financing costs	(278)	(189)
- taxation paid	(1,527)	(820)
- dividends paid (note 7)	(3,396)	(1,447)
Cash used in investing activities		
- capital expenditure	(2,010)	(1,044)
- proceeds from disposal of property, plant and equipment	170	23
- proceeds from disposal of investment	26	1,179
- acquisition of subsidiary (note 8)	(1,545)	
- (decrease)/increase in investment in subsidiaries		(1,174)
- other	304	68
Net cash (outflow)/inflow	(3,898)	459
- cash flows from issue of shares	2,199	128
- borrowings raised/(repaid)	1,518	(400)
Net (decrease)/increase in cash and cash equivalents	(174)	186
Less cash and cash equivalents of unbundled subsidiaries	(403)	
Cash and cash equivalents at beginning of year	1,483	1,297
Cash and cash equivalents end of year	906	1,483
Calculation of movement in net debt:		
Net cash (outflow)/inflow	(3,898)	459
- shares issued	2,199	128
- loans from minority shareholders		2
- Share based payments	(54)	
- Increase in net debt on acquisition of subsidiary	(120)	
- Prior year adjustment, increase in net debt due to application of IFRIC 4		(247)
non cash increase in loans due to joint ventures now consolidated		(1)
- non cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency	16	(96)
- non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	(195)	(13)
- Less net debt of unbundled subsidiaries	2,762	
Decrease in net debt	717	232

NOTES TO THE GROUP FINANCIAL RESULTS

1. Basis of preparation

This condensed report complies with International Accounting Standard 34, Interim Financial Reporting, and schedule 4 of the South African Companies Act.

The financial statements from which these group financial results have been derived are prepared on the historical basis excluding financial instruments and biological assets, which are fair valued, and conform to International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2005 except for the change noted in note 4. Where applicable the prior year's figures have been adjusted.

	Year ended 31 December 2006 Audited Rm	2005 Restated Rm
2. Profit before taxation from continuing and discontinued operations is arrived at after		
Depreciation and amortisation of intangible assets	(813)	(826)
Financing costs	(451)	(412)
Interest received	115	150
Net realised foreign exchange gains/(losses) on:		
- currency exchange differences	199	225
- revaluation of derivative instruments	(278)	(64)
Net unrealised foreign exchange gains/(losses) on:		
- currency exchange differences	(97)	(76)
- revaluation of derivative instruments	51	81
Fair value adjustment on financial assets	84	41
Fair value adjustment on financial liabilities		5
Impairment charges (note 3)	(784)	(28)
Excess of minority interest over cost of acquisition	36	95
Net profit on disposal of investments	39	1,179
Fair value adjustment on unbundling of subsidiary	17,963	
Net deficit on disposal of property, plant and equipment	(3)	(2)
Share based payment: BEE credential expense	(580)	
Cost of empowerment transaction, unbundling, integration and branding	(249)	
3. Impairment charges and reversals		
Impairment of property, plant and equipment[1]	(784)	(1)
Reversal of impairment of other fixed assets		2
Impairment of intangible assets		(20)
Impairment of investments		(7)
	(784)	(28)
Taxation effect	227	
	(557)	(28)

[1] Impairment to value in use based on a 13.5% discount rate.

4. Accounting for arrangements that contain a lease

In terms of IFRIC 4 (Determining whether an arrangement contains a lease) and IAS 17 (Leases), arrangements that convey the right to use an asset, are evaluated for recognition, classification as a finance or operating lease, and measured, and accounted for accordingly. The result is the recognition of a number of finance leases where Exxaro is either the lessee or the lessor.

	2006	2005
Income statement impact		
(Decrease) in revenue	(89)	(81)
Decrease in depreciation	79	72
Decrease in operating expenses	47	42
(Increase) in financing cost	(38)	(50)
Decrease in taxation		5
(Decrease) in profit for the period	(1)	(13)
Impact on attributable earnings per share (cents)	(0)	(4)
Impact on diluted attributable earnings per share (cents)	(0)	(4)
Balance sheet impact		
(Decrease) in property, plant and equipment	(363)	(357)
Increase in deferred tax asset	23	
(Decrease) in retained earnings	(57)	(58)
Increase in non current interest bearing borrowings - Finance lease liability	246	247
(Decrease) in other long term payables:		
- Mittal Steel (South Africa) captive mines	(520)	(604)
(Decrease) in deferred tax liabilities		(22)
(Decrease) in current interest bearing borrowings	(9)	
Increase in trade and other payables	[illegible]	80

The impact of the change on the 31 December 2004 financial statements is a decrease in property, plant and equipment of R349 million, an increase in deferred tax assets of R68 million, a decrease in retained earnings of R45 million, an increase in finance lease liabilities of R212 million, a decrease in other long term payables of R607 million and an increase in trade and other payables of R109 million.

5. Discontinued operations

Exxaro unbundled its iron ore business effective 1 November 2006 as part of an empowerment transaction and now holds only a 20.62% interest in Sishen Iron Ore Company (Pty) Limited, which is equity accounted.

	2006	2005
Revenue	6,483	6,573
Operating expenses*	(3,395)	(2,542)
Net operating profit	3,088	3,931
Net financing costs	(25)	(120)
Profit before taxation	3,063	3,811
Taxation	(746)	(1,084)
Profit for the period from discontinued operations	2,321	2,727
Cash flow attributable to operating activities	982	1,305
Cash flow attributable to investing activities	(7,025)	407
Cash flow attributable to financing activities	5,853	(2,706)
Cash flow attributable to discontinued operations	(190)	(994)

* 2005 includes the tax settlement proceeds of R1 163 million from the disposal of the interest in the Hope Downs project.

	2006	2005
6. Investments		
Unlisted investments in associates - directors' valuation	4,272	152
Listed investments included in other financial assets - market value	42	50
Unlisted investments included in other financial assets - directors' valuation	93	35

	Year ended 31 December 2006 Audited Rm	2005 Restated Rm
7. Dividends paid		
- Cash dividends	1,628	1,430
- Share repurchase	1,763	
- Paid to minorities	5	17
	3,396	1,447

8. Business combination

On 1 November 2006, the group acquired 100% of the issued share capital of Eyesizwe Coal (Pty) Limited, which is included in the coal business segment results. The acquired business contributed revenues of R329 million and operating profits of R7 million to the group for the period from 1 November 2006 to 31 December 2006. Details of assets acquired are as follows:

	Rm
Cash paid on acquisition	1,607
Fair value of assets acquired	(1,607)
The assets and liabilities arising from the acquisition are as follows:	
- cash and cash equivalents	62
- property, plant and equipment	2,026
- financial assets	34
- investments	42
- inventories	53
- trade and other receivables	243
- trade and other payables	(222)
- interest-bearing borrowings	(120)
- non-current provisions	(68)
- Receiver of revenue	(13)
- deferred taxation	(430)
Fair value of net assets	1,607
Total purchase consideration	(1,607)
- Less: cash and cash equivalents acquired	62
Cash outflow on acquisition of subsidiary	(1,545)

9. Net debt

Net debt is calculated as being interest bearing borrowings less cash and cash equivalents.

10. Related party transactions

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

11. JSE Limited requirements

The announcement has been prepared in accordance with the listings requirements of JSE Limited.

12. Corporate Governance

The Group complies in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

13. Audit opinion

The auditors, Deloitte & Touche, have issued their opinion on the group's financial statements for the year ended 31 December 2006. The audit was conducted in accordance with International Standards on Auditing. They have issued an unmodified audit opinion. A copy of their audit report is available for inspection at the company's registered office. These summarised financial statements have been derived from the group financial statements and are consistent in all material respects, with the group annual financial statements.

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

	12-months ended 31 December 2006	2005	6-months ended 31 December 2006	2005
Iron ore[##]				
Production	25,709	30,987	10,329	15,476
Sales				
- Exports	17,511	22,813	6,304	4,570
- Domestic	6,795	9,072	2,960	4,300
Total	[illegible]	[illegible]	9,264	15,870
Coal[#]				
Production				
- Power station	18,061	14,571	10,518	7,241
- Coking	2,496	2,271	1,387	1,098
- Other	3,365	2,093	1,889	1,552
Total	23,922	19,039	13,787	9,893
Sales				
- Eskom	18,253	14,703	10,796	7,268
- Other domestic	4,465	4,074	2,397	2,164
- Export	1,569	1,309	1,014	500
Total	24,287	19,986	14,207	9,932
Mineral Sands - RSA				
Production				
- Ilmenite	319	356	150	202
- Zircon	50	47	24	23
- Rutile	25	23	13	11
- Pig iron	75	89	34	52
- Scrap pig iron	10	9	5	1
- Chloride slag	134	134	62	79
- Sulphate slag	36	30	18	18
Sales				
- Ilmenite	50	60	20	30
- Zircon	48	47	25	21
- Rutile	11	18	22	9
- Pig iron	60	72	31	50
- Scrap pig iron	9	8	4	5
- Chloride slag	104	150	40	85
- Sulphate slag	30	41	20	20
Mineral Sands - Australia[**]				
Production				
- Ilmenite	227	220	111	116
- Zircon	36	15	18	15
- Rutile	18	16	9	8
- Synthetic rutile	98	88	44	54
- Leucoxene	14	42	7	7
- Pigment	54	53	27	27
Sales				
- Ilmenite	30	13	30	1
- Zircon	32	36	16	19
- Rutile	18	18	10	10
- Synthetic rutile	27	59	8	33
- Leucoxene	10	14	6	10
Base metals				
Production				
- Zinc concentrate	104	126	49	62
- Zinc metal	106	107	50	58
- Zincor	90	92	42	50
- Chifeng[*]	16	15	8	8
- Lead concentrate	21	25	8	12
Zinc metal sales				
- Domestic	91	92	46	46
- Export	24	27	9	13
Total	115	119	55	59
Lead concentrate sales				
- Export	32	35	20	21

[##] 2006 only includes physical information for 10 months.
[#] 2006 includes physical information of the former Eyesizwe Coal mines for November and December 2006 only.
[**] The production and sales tonnes reflect Exxaro Sands Australia's 50% interest in the Tiwest joint venture with Tronox Inc., Western Australia.
[*] [illegible] physical information for the Chifeng (Mongolia) refinery has been disclosed.

COMMENTS

Audited results not comparable

The group's audited financial results and unaudited physical information for the financial year ended 31 December 2006 are not comparable to the corresponding results and physical information for the previous financial year. This is due to the successful conclusion of the empowerment transaction in the last quarter of 2006 which resulted in the unbundling and separate listing of Kumba Iron Ore Limited (KIO) and the revised listing of Exxaro on 27 November 2006.

The audited financial results for the 12-month period to 31 December 2006 include Sishen Iron Ore Company (Pty) Ltd (SIOC) fully consolidated for 10 months to 31 October 2006 and [illegible] for the remaining two months to 31 December 2006 as an effective 20.62% holding. Eyesizwe [illegible] Eyesizwe Coal has been fully consolidated only for the two months ended 31 December 2006.

[illegible] 2006 are [illegible]

[illegible] 2005.

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Operating results

The financial results for the financial year under review benefited from a substantial recovery in the zinc metal price and higher iron ore, coal and zircon prices, partially offset by above inflation cost increases in labour, petroleum and energy related consumables.

Revenue increased by 16% to R13,7 billion while net operating profit, excluding the impact of the impairment of the local mineral sands' assets and the accounting entries relating to the empowerment transaction in 2006 as well as the Hope Downs settlement in 2005, increased by R598 million to R4 339 million.

An average exchange rate of R6,76 to the US dollar was realised compared with R6,36 for the corresponding period in 2005.

Earnings

Attributable earnings, inclusive of Exxaro's 20,62% interest in the post tax profits of SIOC for November and December 2006 but excluding the mineral sands' asset impairment and non-recurring accounting entries, are R2 8[illegible] million or 904 cents per share.

The statutory tax rate of 29% reduces to an effective tax rate of [illegible] as a result of the non recurring accounting entries relating to the pre-unbundling fair value adjustment of KIO which is not taxable and the BEE credential expense and unbundling and integration costs which are not tax deductible.

Headline earnings include all the empowerment transaction related expenses (which are not allowed to be excluded), but exclude the unbundled interest in KIO at fair value. A comparison of headline earnings for the year under review of R1 698 million or 542 cents per share to the corresponding period is not meaningful.

Cash flow

Cash retained from operations of R4 761 million was mainly utilised to fund taxation of R1 927 million, dividends of R3 196 million, capital expenditure of R2 010 million and the acquisition of Eyesizwe Coal at a net cash outflow of R1 543 million.

Cash outflows in respect of dividends and taxation were further increased by the repurchase of 38 131 012 shares and the STC on such repurchase, collectively amounting to R1 981 million.

R1 325 million of the capital expenditure was invested in new capacity.

After also accounting for the inflow of R2 159 million from the issue of 62 334 633 shares to Exxaro's black controlled holding company, Main Street 333 (Pty) Ltd, net debt of R1 481 million at 30 June 2006 decreased to R921 million at year end, an equity ratio of 8,3%. Net debt will increase by the estimated cash outflow in 2007 of R2 15 billion, subject to the disclosed price adjustments, as a result of the exercise of the options to acquire Namakwa Sands and a 26% interest in Black Mountain/Gamsberg for which term funding facilities are in place.

Safety, health and environment

Regrettably, and despite excellent safety achievements at several mines, six fatalities were suffered during the past year of which three were in a single accident at the Glen Douglas mine, two at the Tshikondeni mine and one at the group's training facility in Lephalale. A further fatality occurred at the Grootegeluk mine at the end of January 2007. The group remains committed to achieving a working environment that is fatality and injury free. Its ongoing safety awareness and preventative programmes have been strengthened by further initiatives to enhance hazard identification. The average lost time injury frequency rate per two hundred thousand manhours worked (LTIFR) for the 12 month period improved to 0,42 from the previous year's 0,52. A target LTIFR of 0,35 has been set for 2007.

The group has an integrated, enterprise wide risk management programme in place which evaluates environmental risk management and enhances the company's environmental performance. With the exclusion of the business units of the former Eyesizwe Coal, 71% of the business units within the group have obtained international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The group has set a target of 100% compliance by December 2007.

Programmes for HIV/AIDS voluntary counselling and testing (VCT) have been introduced at all of the group's South African operations. This includes awareness, training of peer educators, VCT and a disease management programme which to date has a greater than 60% retention rate. The extension of antiretroviral therapy at time to all of the group's businesses is progressing well, with the majority of employees who tested HIV positive during the year now enrolled on the disease management programme.

Segment results and adjusted earnings

	12-months ended 31 December 2006 Audited Rm	2005 Restated* Rm
Revenue		
Iron Ore	6 483	6 573
Coal	2 887	2 187
- Kumba Coal	2 074	2 187
- Exxaro Coal	806	
Mineral Sands	1 859	1 927
- Exxaro KZN Sands	817	876
- Exxaro Australia Sands	1 042	1 051
Base Metals	2 379	1 070
Industrial Minerals	122	107
Other	21	17
Total	13 746	11 691
Net operating profit		
Iron Ore	3 098	2 767
Coal	599	554
- Kumba Coal	515	554
- Exxaro Coal	[illegible]	[illegible]
Mineral Sands	(698)	259
- Exxaro KZN Sands	(842)	(147)
- Exxaro Australia Sands	144	406
Base Metals	609	69
Industrial Minerals	26	26
Other	17 063	1 245
- Fair value adjustment on unbundling	17 963	
- Share based payment: BEE credential expenses	(580)	
- Hope Downs		1 179
- Other	(320)	66
Total	20 697	4 920
Net operating profit	20 697	4 920
Non recurring entries		
- Fair value adjustment on unbundling	(17 963)	
- Hope Downs		(1 179)
- Impairment	784	
- BEE credential expense	580	
- Empowerment and unbundling costs	241	
Adjusted net operating profit	4 339	3 741
Net financing costs	(336)	(282)
Equity accounted income	159	7
Taxation	(1 330)	(981)
- As reported	(1 324)	(1 407)
- On Hope Downs proceeds		426
- On impairment	(227)	
- On share repurchase	220	
Adjusted attributable earnings	2 831	2 485

- 100% of SIOC consolidated for 10 months to 31 October 2006 and for 12 months to 31 December 2005.
- Exxaro Coal represents the former Kumba Coal and Eyesizwe Coal from 1 November 2006.
- The fair value of the investment in Kumba Iron Ore that was unbundled to shareholders as a dividend in specie.
- The discount at which shares were issued as part of the empowerment transaction.
- A$ 234,5 million option and settlement payment realised on the disposal of Kumba Resource's interest in the Hope Downs project.
- Includes the cost of the empowerment transaction as disclosed in the circular to shareholders dated 9 October 2006, branding, information management infrastructure and integration expenditure, share-based expenses on the collapse of the previous management incentive schemes, and a finance charges provision raised in respect of an earlier year finance facility that has since been redeemed.
- Restated as set out in note 4 to the group financial statements.

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

The unaudited supplementary financial information provides, for information purposes only, the financial results of Exxaro had the empowerment transaction been implemented effective 1 January 2005, but excluding the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg. The illustrative financial results are therefore compiled on the assumption that Eyesizwe Coal had been acquired and fully consolidated from 1 January 2005. Exxaro had equity accounted its 20,62% interest in SIOC from the same date, and all non-recurring accounting entries associated with the empowerment transaction are excluded. The option and settlement proceeds for the interest in the Hope Downs project received in 2005, and the impairment of the carrying value of the mineral sands' assets in 2006, have also been excluded.

	2006 Rm	2005 Rm
REVENUE	8 814	7 248
Operating expenses	(7 553)	(6 254)
Net operating profit	1 261	994
Net financing costs	(315)	(175)
Income from equity accounted investments	638	417
Profit before taxation	1 584	1 236
Taxation	(595)	(320)
Attributable earnings	989	916
Net profit attributable to equity holders of the parent	962	856
Impairment charges		28
Excess of minority interest over cost of acquisition	(36)	(95)
Net (surplus) on disposal/scrapping of property, plant and equipment	(3)	(2)
Net surplus on disposal of investment	(39)	
Minority interest on adjustments		(1)
Share of associates' exceptional items	(3)	
Taxation effect of adjustments	10	(6)
Headline earnings	891	780

OPERATIONS

Iron Ore

In the 10-month period to 31 October 2006, production was negatively impacted by inclement weather in the first quarter while exports were adversely affected by the breakdown of one of the two ship loaders at Saldanha Bay in September 2005.

GROUP STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2006

	Share capital Rm	Share premium Rm	Attributable reserves of equity accounted investments Rm	Foreign currency translation Rm	Financial instruments revaluation Rm	Equity-settled reserve Rm	Insurance reserve Rm	Retained income Rm	Attributable to equity holders of the parent Rm	Minority interest Rm	Total shareholders' interest Rm
				Non-distributable reserves							
OPENING BALANCE AT 31 DECEMBER 2004	3	2,809	70	(141)	48	14		2,516	5,319	1,167	6,486
Prior year adjustments											
- recognition of finance leases in terms of IFRIC 4								(45)	(45)		(45)
- transfer of attributable reserves of equity accounted investments			(70)					20			
- negative goodwill adjustment								53	53		53
- decommissioning asset (related)								18	18	(11)	7
Restated opening balance	3	2,809		(141)	48	14		2,562	5,395	1,186	6,581
Net gains/(losses) not recognised in income statement				112	(53)	18		16	93	(17)	76
Currency translation differences				153	1				112	60	212
Minority share of reserve movements										(97)	(97)
Share based payments movement						38			38		38
Financial instruments fair value movements recognised in equity					(8)				(8)		(8)
- recognised in current year income					(95)				(95)		(95)
- recognised in equity					2				2		2
- fair value adjustment									4		4
Deferred taxation				(41)	45				4		4
Net profit								3,177	3,177	61	3,238
Dividends paid								(1,430)	(1,430)	(17)	(1,447)
Issue of share capital		132							132	10	142
Movement in shares issued to Management Share Trust		(4)				16			12		12
Minority share buy out										(1,794)	(1,794)
BALANCE AT 31 DECEMBER 2005	3	2,937		(29)	(6)	88		4,329	7,319	9	7,328
Net gains/(losses) not recognised in income statement				411	11	714			1,176		1,176
Currency translation differences				448	1				449		449
Share of reserve movements of associates				4	(9)	3			8		8
Share based payments movement						74			74		74
Financial instruments fair value movements recognised in equity											
- recognised in current year income					8				8		8
- recognised in equity					23				23		23
Deferred taxation				(21)					(21)		(21)
Net profit								19,169	19,169	27	19,196
Cash dividends paid								(1,628)	(1,628)	(9)	(1,637)
Share repurchase								(1,763)	(1,763)		(1,763)
Dividend in specie				(25)	(2)			(18 305)	(18 332)		(18 332)
Dividend in specie - fair value adjustment								(17 966)	(17 966)		(17 966)
Dividend in specie - net asset value				(25)	(2)			(339)	(366)		(366)
Issue of share capital	1	2,198							2,199		2,199
BALANCE AT 31 DECEMBER 2006	4	5,135		379	24	802		1,796	8,142	27	8,169

STC on these dividends amount to R424 million.

The commodity business benefited from the average international iron ore price increase of 19% effective from 1 April 2006.

The performance of the company has been reported on by Kumba Iron Ore Limited in the release of its results for the period ended 31 December 2006.

Coal

Coal production was substantially higher due to increased output at the former Kumba Coal mines and the acquisition of the former Eyesizwe Coal mines.

Production of coking coal increased by 222kt on the comparative 2005 period. Higher output from the commissioning of the new coal beneficiation module (GG6) at the Grootegeluk mine during August 2006 was partially offset by lower production at Tshikondeni mine caused by unfavourable geological conditions.

Increased throughput at both the Grootegeluk and Leeuwpan mines and an additional 277kt from the former Eyesizwe Coal mines during November and December 2006, increased thermal coal production by 12% or 372kt.

The continued higher demand from Eskom, the ramp-up of the jig plant at Leeuwpan mine and the acquisition of Eyesizwe Coal, contributed to power station coal production increasing by 24% to 18 068kt for the year under review.

The higher demand from Eskom and metallurgical coal at stronger than anticipated prices, combined with more favourable export agreements and the contribution from the former Eyesizwe mines, resulted in an increase of 32% in revenue to almost R2,9 billion.

Net operating profit, in turn, increased R45 million to R599 million as the higher turnover was offset by increases in labour and petroleum costs. The cost-based arrangement of the former Eyesizwe mines with Eskom also impacted on the operating margin of the overall commodity business.

Exxaro KZN Sands

The Furnace 1 shut to effect modifications and improvements was successfully completed in the second half of 2006. This, however, negatively impacted on pig iron production and resultant sales. Successful improvement initiatives resulted in marginally higher production of zircon, rutile and slag.

Despite the weaker currency, higher rutile sales and stronger zircon prices, revenue and net operating profit, excluding the impairment, were R22 million and R8 million lower respectively than for the corresponding period in 2005. This was due to the furnace 1 shut, lower slag and pig iron sales.

As reported in the announcement of the 2006 interim results of the group, the combined impact of a stronger currency outlook over the life of the assets and projected surplus of high-grade titanium feedstock on world markets, led to a pre-tax reduction of R784 million in the carrying value of the assets.

Exxaro Australia Sands

Business improvement initiatives led to increased mineral production. The unplanned shut of the synthetic rutile (SR) kiln at the Chandala plant in July 2006 to enable inspection and repairs to refractories resulted in 11 kt lower SR production and a net operating opportunity loss of R28 million. The shut was, however, also utilised to carry out maintenance that was only planned for in 2007 with the result that sales impacted by the 2006 shut will effectively realise in 2007.

Although revenue was marginally lower, net operating profit decreased by R262 million to R144 million due to the SR kiln shut, inability in 2005 of the favourable hedging programme and substantial increases in the cost of energy related consumables and labour.

Base Metals

Zinc concentrate production was significantly lower as a result of accelerated exploration development, heavy rainfall in southern Namibia in the first 6 months which negatively affected transport from Rosh Pinah mine, and industrial action by employees in November 2006. Zinc metal production at the Zincor refinery was 12kt lower due to lower quality zinc concentrates which caused plant instability, the planned rebuild of a reactor and acid plant stoppages. An additional reactor shut and rebuild, which forms part of Zincor's scheduled maintenance programme, is planned for the third quarter of 2007.

Revenue however increased by 122% to R2 379 million and net operating profit by R540 million to R609 million at an operating margin of 26%. This was primarily due to an increase of 137% in the average realised zinc price of US$3 277 per tonne for the period compared with the previous period in 2005.

In line with production and sales growth and the stronger zinc metal price, Exxaro's equity accounted income from its investment in the Chifeng refinery in China increased from R12 million to R40 million.

Negotiations with Namibian groupings to acquire a 49,9% interest in Rosh Pinah mine are proceeding. Exxaro will retain management and operational control.

Industrial Minerals

Physical volumes and the financial contribution from both the dolomite and ferrosilicon components of this business segment, were in line with that of the previous financial year.

GROWTH OPPORTUNITIES

Coal

Commissioning of the R323 million new GG6 plant at Grootegeluk mine started in August 2006 with full production expected by mid-2007. The plant is treating and beneficiating coal previously sent untreated to the adjacent Matimba power station and will at full production supply 730ktpa of semi-soft coking coal to the refurbished coking plants of Mittal Steel at its Newcastle facility.

Construction, at an estimated cost of R245 million, of the 1Mtpa export-focused Inyanda mine near Witbank to produce high quality thermal coal has now commenced after new order mining rights were awarded in November 2006 and the approval of the Richards Bay Coal Terminal (RBCT) expansion earlier in the year. Letters of intent for off-take for the period April 2008 to June 2009, prior to the commissioning of RBCT Phase V, have also been received.

The RBCT Phase V expansion in which Exxaro is a 12,5% shareholder, will provide Exxaro Coal with a 2Mtpa export allocation in addition to the 1Mtpa available from Eyesizwe Coal's RBCT shareholding. This allocation will be utilised by production from the new Inyanda mine as well as from expanded output at Exxaro's Mpumalanga operations and its Grootegeluk mine.

Construction of a Sized Char facility to produce char for the ferroalloy industry from the Grootegeluk mine, commenced in August 2006. Production from this plant will start at 80ktpa and is expected to ramp up to 160ktpa by 2008. The capital estimate for the project is R234 million.

A feasibility study to investigate the viability of a market coke plant is expected to be completed in the first half of 2007. If viable, the plant will produce high quality market coke from semi soft coking coal produced at Grootegeluk mine.

A technical feasibility study to potentially supply 1,5Mtpa of power station coal to Eskom for a new 2100 MW power station consisting of three generating units, adjacent to the Matimba power station, was completed in [illegible] 2006. [illegible] construction commenced in 2006 with production from 2010. A feasibility study for coal supply to an additional three generating units is in progress and will be completed by April 2007.

Exxaro and Anglo Coal Australia concluded a joint venture agreement to undertake exploration and evaluate the coking coal resources on the adjacent properties of [illegible] South and Grosvenor South in Queensland, Australia. Exploration is progressing according to plan and a pre-feasibility study for an initial phase underground mine is expected to be completed by year end.

The results of the second drilling programme at Mmamabula Central in Botswana, which is a joint venture between Exxaro and Mmamabula, have indicated positive results. Further geological drilling and modelling will continue during 2007 with a feasibility study commencing in 2008.

Construction of the Mafube expansion project in which Exxaro is a 50:50 joint venture partner with Anglo Coal is progressing well, with first product from this 5Mtpa export mine expected in October 2007.

A feasibility study for the development of the Belfast underground and open pit mines to supply between 2,5Mtpa and 4,5Mtpa of coal to both Eskom and the export market has commenced and will be completed during 2007.

Converted mining rights for the Eerstelingsfontein reserves near Belfast have been obtained and an implementation plan to commence mining in this area has been developed to supply Eskom with 1Mtpa of power station coal.

Mineral Sands

The Exxaro board has approved the construction of the Fairbreeze mine, south of Exxaro KZN Sands' existing Hillendale mine in KwaZulu-Natal, subject to the obtaining of a new order mining right for the Fairbreeze C Extension area and the applicable environmental authorisations. Production is planned to commence in 2008.

Exploration work has confirmed the presence of a large low grade deposit on the Port Durnford property located to the immediate south west of Exxaro KZN Sands' Hillendale mine. The deposit has the potential to supply the Exxaro's furnaces for more than 25 years. The Port Durnford project is a 51%:49% joint venture between Exxaro Sands and Mbiza Resources.

Exxaro Australia Sands acquired the Dongara project in March 2003 as part of its takeover of Magnetic Minerals. Located in Western Australia, the 20Mt reserve containing 10% heavy minerals will provide supplementary feedstock for Tiwest's mineral separation plant and synthetic rutile facility. Tronox acquired 50% of the project in 2006 and it became part of the Tiwest joint venture with Exxaro Australia Sands. A bankable feasibility study is being conducted and if viable, production is expected to start at the end of 2009.

The group together with its joint venture partner, Tronox has announced plans to increase annual production capacity, subject to board approval, at the Tiwest Joint Venture (Tiwest) titanium dioxide pigment plant in Kwinana, Western Australia.

The Kwinana plant, with a current capacity of 110ktpa, produces chloride process titanium dioxide (TiO2) pigment. The brownfield expansion will increase capacity by 40ktpa to 150ktpa. It is estimated that the expansion will cost between US$35 million to US$45 million. The additional capacity is expected to come on line in 2009.

Drilling on the Ranobe and Manombo Marombe exploration areas comprising the Toliara Sands project in south-western Madagascar is indicating resources capable of supplying long term ilmenite feedstock to the Exxaro KZN Sands furnace complex. It is envisaged that the feasibility study will be completed in 2008 after which a development decision will be made.

Base Metals

The expansion project for the Chifeng smelter to increase capacity from 50ktpa to 110ktpa is on track to be commissioned around mid 2007. Exxaro is participating in the expansion by converting 22% of its 60% shareholding in the Phase 2 company to 25% in the new Phase 3 company which will result in an effective 22% interest in the expanded operation.

Exxaro entered into a 50:50 joint venture agreement with Zincongo, a Congolese subsidiary of First Quantum Limited, to develop the Kipushi project during 2002. Following an invitation in August 2006 by Gecamines of the Democratic Republic of the Congo (DRC) for international tenders in connection with the Kipushi zinc mine near Lubumbashi in the DRC, Zincongo initiated emergency proceedings against Gecamines before the Belgium Courts on the grounds that the tender invitation is in breach of the existing exclusivity contractual arrangements between Gecamines and Zincongo. The Belgium courts are expected to announce its ruling during the first quarter of 2007.

In December 2006, Exxaro also informed Gecamines that it will lodge a request for ICC arbitration, asking for enforcement of the agreements concluded between the companies regarding the rights to develop the Kamoto copper/cobalt project at Kolwezi in the DRC.

ALLOYSTREAM™

The commercialisation of AlloyStream™ technology, which allows for improved beneficiation of manganese ore into ferromanganese is advancing. A joint venture agreement, signed between Samancor Manganese and Exxaro in March 2006, provides for the cooperation which could result in a facility producing 200ktpa of high carbon ferromanganese utilising the technology, if proved viable by feasibility studies. A development decision on the first commercial furnace of this project is expected towards the end of 2007, with production start-up anticipated to commence by the end of 2009.

A study to apply the technology to the production of ferronickel will be initiated in 2007.

ACQUISITION OF NAMAKWA SANDS AND INTEREST IN BLACK MOUNTAIN/GAMSBERG

On 19 January 2007 Exxaro announced that, pursuant to the empowerment transaction, it had exercised the options to acquire the Namakwa Sands mineral sands operation and a 26% interest in a company to be formed to hold the Black Mountain lead-zinc mine and the Gamsberg zinc project.

The acquisitions are subject to shareholders' approval and suspensive conditions pertaining to, amongst others, regulatory approvals and the conversion of mining and prospecting rights to new order rights. It is expected that all suspensive conditions will be satisfied in the second half of 2007.

CONVERSION OF MINERAL RIGHTS

Applications for conversion of the group's mineral rights into new order rights, audited by an independent advisor, have been submitted to the appropriate regional offices of the Department of Minerals and Energy for consideration.

OUTLOOK

The group is well positioned to benefit from the continued strong commodity markets and a currency at weaker levels.

Buoyant demand for coal at favourable prices and a zinc price remaining high, should have a positive impact on the operating results for these commodities. A surplus in the supply of high-grade titanium feedstock will continue to affect the results of the mineral sands operations while zircon, which remains in short supply, and stable offtake of pigment from Exxaro Sands, Australia, will make a positive contribution.

DIVIDEND

A special dividend of 185 cents per share was declared and paid in November 2006 on the unbundling and separate listing of Kumba Iron Ore and the revised listing of Exxaro Resources.

The Exxaro Board will consider the declaration in each financial year of an interim and final dividend in line with its intention to progress to the distribution of 50% of Exxaro's attributable earnings after making provision for future commitments, working capital requirements and available cash.

An interim dividend will accordingly be considered by the Board at the time of approval of the interim results for the period 1 January to 30 June 2007.

On behalf of the Board

Dr CJ Fauconnier
(Chief Executive Officer)

DJ van Staden
(Chief Financial Officer)

20 February 2007

Registered Office
Exxaro Resources Limited
Roger Dyason Road
Pretoria West, 0002
0002
Tel: +27 12 307 5000
Fax: +27 12 307 4063

Transfer Secretaries
Computershare Investor
Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

Directors: Dr CJ Fauconnier (Chief Executive Officer), [illegible], DJ van Staden, [illegible]

Company Secretary: MS Viljoen   Corporate Affairs and Investor Relations: [illegible]

EXX - Exxaro Resources Limited - Audited condensed 22 Feb 2007

EXX
EXX
EXX - Exxaro Resources Limited - Audited condensed group financial results for the year ended 31 December 2006

EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

Audited condensed group financial results for the year ended 31 December 2006

- Historic empowerment transaction successfully concluded
- Earnings not comparable
- Good operating results
- Coal production reaches 24 million tonnes
- Strong project pipeline for transformed group
- Options to acquire Namakwa Sands and a 26% interest in Black Mountain/Gamsberg exercised post December 2006

CONDENSED GROUP INCOME STATEMENT

Year ended 31 December	2006 Audited	2005 Restated
CONTINUING OPERATIONS	Rm	Rm
Revenue	7,263	5,308
Operating expenses	(6,022)	(4,319)
Fair value adjustment on unbundling of subsidiary	17,963	
BEE credential expense and unbundling costs	(821)	
Impairment of property, plant and equipment	(784)	
Net operating profit	17,599	989
Net financing costs	(307)	(162)
Share of income from equity accounted investments	159	7
Profit before taxation	17,451	834
Taxation	(578)	(323)
Profit for the year from continuing operations	16,873	511
Profit for the year from discontinued operations (note 5)	2,323	2,727
Profit for the year	19,196	3,238
Attributable to:		
Equity holders of the parent	19,169	3,177
Minority interest	27	61
Net profit	19,196	3,238
Ordinary shares (million)		
- in issue	351	306
- weighted average number of shares	313	304
- diluted weighted average number of shares	318	311
Attributable earnings per share (cents)		
- basic (restated for December 2005)	6,124	1,045
- diluted (restated for December 2005)	6,028	1,022
Attributable earnings per share from continuing operations (cents)		
- basic (restated for December 2005)	5,382	148
- diluted (restated for December 2005)	5,297	145
Attributable earnings per share from discontinued operations (cents)		
- basic (restated for December 2005)	742	897
- diluted (restated for December 2005)	731	877

Dividend paid per share (cents) in respect of the previous financial year	160	90
Dividend paid per share (cents) in respect of the interim period	180	160
Special dividend paid per share (cents) in respect of the interim period		220
Special dividend paid per share (cents) on unbundling	185	
Final dividend paid per share (cents) in respect of this financial year		160
Reconciliation of headline earnings		
Net profit attributable to ordinary shareholders	19,169	3,177
- Impairment charges	784	28
- Share of associate`s net profit on disposal of property, plant and equipment	(1)	
- Excess of minority interest over cost of acquisition	(36)	(95)
- Net deficit on disposal or scrapping of property, plant and equipment	3	2
- Fair value adjustment prior to unbundling	(17,963)	
- Net profit on disposal of investments	(39)	(1,179)
- Minority interest on adjustments		(1)
- Taxation effect of adjustments	(219)	428
Headline earnings	1,698	2,360
Headline earnings from discontinued operations	2,328	1,996
Headline earnings from continuing operations	(630)	364
Headline earnings per share (cents)		
- basic (restated for December 2005)	542	776
- diluted (restated for December 2005)	534	759
Headline earnings per share from continuing operations (cents)		
- basic (restated for December 2005)	(201)	120
- diluted (restated for December 2005)	(198)	117
Headline earnings per share from discontinued operations (cents)		
- basic (restated for December 2005)	744	657
- diluted (restated for December 2005)	732	642

CONDENSED GROUP BALANCE SHEET

	At 31 December 2006	2005
	Audited	Restated
	Rm	Rm
ASSETS		
Non-current assets		
Property, plant and equipment	7,583	8,469
Biological assets	26	28
Intangible assets	69	61
Investments in associates and joint ventures (note 6)		
-unlisted	384	95
Deferred taxation	748	339
Other financial assets (note 6)	693	392
	9,503	9,384
Current assets		
Inventories	1,391	1,481
Trade and other receivables	1,663	2,066
Cash and cash equivalents	906	1,483
	3,960	5,030
Non-current assets classified as		

held for sale	2	11
Total assets	13,465	14,425
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders` equity	8,142	7,319
Minority interest	27	9
Total shareholders` equity	8,169	7,328
Non-current liabilities		
Interest-bearing borrowings	1,214	2,210
Non-current provisions	931	727
Deferred taxation	1,116	984
	3,261	3,921
Current liabilities		
Trade and other payables	1,321	1,468
Interest-bearing borrowings	613	911
Taxation	67	773
Current provisions	30	24
Shareholders for dividends	4	
	2,035	3,176
Total equity and liabilities	13,465	14,425
Net debt (note 9)	921	1,638
Net asset value per share (cents)	2,320	2,392
Capital expenditure		
-incurred	2,010	1,044
-contracted	842	1,635
-authorised but not contracted	732	2,182
Contingent liabilities	100	82
Operating lease commitments	124	163
Operating sublease rentals receivable	10	1
Capital expenditure contracted relating to captive mines (2006 Tshikondeni, Arnot and Matla; 2005 Tshikondeni and Thabazimbi), which will be financed by Mittal Steel (South Africa) and Eskom respectively.	8	6

CONDENSED GROUP CASH FLOW STATEMENT

Year ended 31	December 2006 Audited	2005 Restated
Rm Rm		
Cash retained from operations	4,761	3,864
- net financing costs	(278)	(189)
- taxation paid	(1,927)	(821)
- dividends paid (note 7)	(3,396)	(1,447)
Cash used in investing activities		
- capital expenditure	(2,010)	(1,044)
- proceeds from disposal of property, plant and equipment	170	23
- proceeds from disposal of investment	26	1,179
- acquistion of subsidiary (note 8)	(1,545)	
- decrease/(increase) in investment in subsidiaries		(1,174)
- other	308	68
Net cash (outflow)/inflow	(3,891)	459
- cash flows from issue of shares	2,199	128
- borrowings raised/(repaid)	1,518	(401)
Net (decrease)/increase in cash and cash equivalents	(174)	186
Less cash and cash equivalents of unbundled subsidiaries	(403)	
Cash and cash equivalents at beginning of		

year	1,483	1,297
Cash and cash equivalents end of year	906	1,483
Calculation of movement in net debt:		
Net cash (outflow)/inflow	(3,891)	459
- shares issued	2,199	128
- loans from minority shareholders		2
- Share based payments	(54)	
- Increase in net debt on acquisition of subsidiary	(120)	
- Prior year adjustment, increase in net debt due to application of IFRIC 4		(247)
- non-cash increase in loans due to joint ventures now consolidated		(1)
- non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency	16	(96)
- non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	(195)	(13)
- Less net debt of unbundled subsidiaries	2,762	
Decrease in net debt	717	232

NOTES TO THE GROUP FINANCIAL RESULTS

1. Basis of preparation

This condensed report complies with International Accounting Standard 34, Interim Financial Reporting, and schedule 4 of the South African Companies Act. The financial statements from which these group financial results have been derived are prepared on the historical basis excluding financial instruments and biological assets, which are fair valued, and conform to International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2005 except for the change noted in note 4. Where applicable the prior year`s figures have been adjusted.

Year ended	31 December 2006 Audited	2005 Restated
	Rm	Rm
2.Profit before taxation from continuing and discontinued operations is arrived at after		
Depreciation and amortisation of intangible assets	(813)	(826)
Financing costs	(451)	(432)
Interest received	115	150
Net realised foreign exchange gains/(losses) on:		
- currency exchange differences	199	225
- revaluation of derivative instruments	(278)	(64)
Net unrealised foreign exchange gains/(losses) on:		
- currency exchange differences	(97)	(76)
- revaluation of derivative instruments	51	83
Fair value adjustment on financial assets	84	43
Fair value adjustment on financial liabilities		5
Impairment charges (note 3)	(784)	(28)
Excess of minority interest over cost of acquisition	36	95
Net profit on disposal of investments	39	1,179
Fair value adjustment on unbundling of subsidiary	17,963	
Net deficit on disposal of property, plant and equipment	(3)	(2)

Share based payment: BEE credential expense	(580)	
Cost of empowerment transaction, unbundling, integration and branding	(241)	

3.Impairment charges and reversals

Impairment of property, plant and equipment1	(784)	(3)
Reversal of impairment of other fixed assets		2
Impairment of intangible assets		(20)
Impairment of investments		(7)
	(784)	(28)
Taxation effect	227	-
	(557)	(28)

1 Impaired to value in use based on a 8,53% discount rate.

4. Accounting for arrangements that contain a lease

In terms of IFRIC 4 (Determining whether an arrangement contains a lease) and IAS 17 (Leases), arrangements that convey the right to use an asset, are evaluated for recognition, classification as a finance or operating lease, and measured, and accounted for accordingly. The result is the recognition of a number of finance leases where Exxaro is either the lessee or the lessor.

Income statement impact

(Decrease) in revenue	(89)	(81)
Decrease in depreciation	79	72
Decrease in operating expenses	47	42
(Increase) in financing cost	(38)	(51)
Decrease in taxation		5
(Decrease) in profit for the period	(1)	(13)
Impact on attributable earnings per share (cents)	(0)	(4)
Impact on diluted attributable earnings per share (cents)	(0)	(4)

Balance sheet impact

(Decrease) in property, plant and equipment	(363)	(357)
Increase in deferred tax asset	23	
(Decrease) in retained earnings	(57)	(58)
Increase in non-current interest bearing borrowings -		
Finance lease liability	246	247
(Decrease) in other long-term payables:		
- Mittal Steel (South Africa) captive mines	(520)	(604)
(Decrease) in deferred tax liabilities		(22)
(Decrease) in current interest-bearing borrowings	(9)	
Increase in trade and other payables		80

The impact of the change on the 31 December 2004 financial statements is a decrease in property, plant and equipment of R349 million, an increase in deferred tax assets of R18 million, a decrease in retained earnings of R45 million, an increase in finance lease liabilities of R212 million, a decrease in other long-term payables of R607 million and an increase in trade and other payables of R109 million.

5. Discontinued operations

Exxaro unbundled its iron ore business effective 1 November 2006 as part of an empowerment transaction and now holds only a 20.62% interest in Sishen Iron Ore Company (Pty) Limited which is equity accounted.

Revenue	6,483	6,573
Operating expenses(1)	(3,385)	(2,642)
Net operating profit	3,098	3,931
Net financing costs	(29)	(120)
Profit before taxation	3,069	3,811
Taxation	(746)	(1,084)
Profit for the period from discontinued	2,323	2,727

operations
Cash flow attributable to operating activities 982 1,205
Cash flow attributable to investing activities (7,025) 807
Cash flow attributable to financing activities 5,853 (2,206)
Cash flow attributable to discontinued operations (190) (194)
(1) 2005 includes pre-tax settlement proceeds of R1 163 million from the disposal of the interest in the Hope Downs project.

6.Investments

Unlisted investments in associates - directors` valuation	4,812	130
Listed investments included in other financial assets - market value	92	60
Unlisted investments included in other financial assets - directors` valuation	93	35

Year ended 31 December	2006 Audited Rm	2005 Restated Rm
7.Dividends paid:		
- Cash dividends	1,628	1,430
- Share repurchase	1,763	
- Paid to minorities	5	17
	3,396	1,447

8.Business combination

On 1 November 2006, the group acquired 100% of the issued share capital of Eyesizwe Coal (Pty) Limited, which is included in the coal business segment results. The acquired business contributed revenues of R329 million and operating profits of R7 million to the group for the period from 1 November 2006 to 31 December 2006. Details of assets acquired are as follows:

Cash paid on acquisition	1,607
Fair value of assets acquired	(1,607)
The assets and liabilities arising from the acquisition are as follows:	
- cash and cash equivalents	62
- property, plant and equipment	2,026
- financial assets	34
- investments	42
- inventories	53
- trade and other receivables	243
- trade and other payables	(222)
- interest-bearing borrowings	(120)
- non-current provisions	(68)
- Receiver of revenue	(13)
- deferred taxation	(430)
Fair value of net assets	1,607
Total purchase consideration	(1,607)
- Less: cash and cash equivalents acquired	62
Cash outflow on acquisition of subsidiary	(1,545)

9. Net debt

Net debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

10. Related party transactions

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

11. JSE Limited requirements

The announcement has been prepared in accordance with the listings requirements of JSE Limited.

12. Corporate Governance

The Group complies in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

13. Audit opinion

The auditors, Deloitte & Touche, have issued their opinion on the group`s financial statements for the year ended 31 December 2006. The audit was conducted in accordance with International Standards on Auditing. They have issued an unmodified audit opinion. A copy of their audit report is available for inspection at the company`s registered office. These summarised financial statements have been derived from the group financial statements and are consistent in all material respects, with the group annual financial statements.

UNAUDITED PHYSICAL INFORMATION (`000 TONNES)

	12-months ended 31 December		6-months ended 31 December	
	2006	2005	2006	2005
Iron ore(1)				
Production	25,709	30,987	10,379	15,476
Sales				
- Exports	17,511	22,113	6,304	11,510
- Domestic	6,795	9,172	2,960	4,360
Total	24,306	31,285	9,264	15,870
Coal(2)				
Production				
- Power station	18,061	14,573	10,511	7,243
- Coking	2,496	2,273	1,387	1,098
- Other	3,365	2,993	1,889	1,552
Total	23,922	19,839	13,787	9,893
Sales				
- Eskom	18,253	14,703	10,796	7,268
- Other domestic	4,465	4,174	2,397	2,164
- Export	1,569	1,109	1,014	500
Total	24,287	19,986	14,207	9,932
Mineral Sands - RSA				
Production				
- Ilmenite	319	356	159	202
- Zircon	50	47	24	23
- Rutile	25	23	13	11
- Pig iron	75	89	34	52
- Scrap pig iron	10	8	5	3
- Chloride slag	134	134	62	79
- Sulphate slag	36	30	18	18
Sales				
- Ilmenite	50	60	20	30
- Zircon	48	47	25	21
- Rutile	31	18	22	9
- Pig iron	60	79	31	50
- Scrap pig iron	9	11	4	5
- Chloride slag	104	150	40	85
- Sulphate slag	30	41	20	20
Mineral Sands - Australia(3)				
Production				
- Ilmenite	227	220	111	116
- Zircon	36	35	18	18
- Rutile	18	16	9	8
- Synthetic rutile	98	111	44	56
- Leucoxene	14	12	7	7
- Pigment	54	53	27	27
Sales				
- Ilmenite	30	13	30	3
- Zircon	32	36	16	19
- Rutile	18	18	10	10
- Synthetic rutile	27	59	8	33

- Leucoxene	10	14	6	10
Base metals				
Production				
- Zinc concentrate	104	126	49	62
- Zinc metal	106	117	50	58
- Zincor	90	102	42	50
- Chifeng(4)	16	15	8	8
- Lead concentrate	21	25	8	12
Zinc metal sales				
- Domestic	91	92	46	46
- Export	24	27	9	13
Total	115	119	55	59
Lead concentrate sales				
- Export	32	35	20	23

(1)2006 only includes physical information for 10 months.
(2) 2006 includes physical information of the former Eyesizwe Coal mines for November and December 2006 only.
(3) The production and sales tonnes reflect Exxaro Sands Australia`s 50% interest in the Tiwest joint venture with Tronox Inc., Western Australia.
(4) The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.

COMMENTS

Audited results not comparable

The group`s audited financial results and unaudited physical information for the financial year ended 31 December 2006 are not comparable to the corresponding results and physical information for the previous financial year. This is due to the successful conclusion of the empowerment transaction in the fourth quarter of 2006 which resulted in the unbundling and separate listing of Kumba Iron Ore Limited (KIO) and the revised listing of Exxaro on 27 November 2006.
The audited financial results for the 12-month period to 31 December 2006 include Sishen Iron Ore Company (Pty) Ltd (SIOC) fully consolidated for 10 months to 31 October 2006 and equity accounted for the remaining two months to 31 December 2006 at an effective 20,62% holding. Eyesizwe Coal (Pty) Ltd (Eyesizwe Coal) has been fully consolidated only for the two months ended 31 December 2006.
All non-recurring accounting entries and expenditure necessitated by the implementation of the empowerment transaction which were comprehensively disclosed in the circular to shareholders dated 9 October 2006 are shown separately in the segment results.
Unaudited comparative supplementary financial information is provided below for information purposes only, on the assumption that the empowerment transaction had been implemented with effect from 1 January 2005.

Operating results

The financial results for the financial year under review benefited from a substantial recovery in the zinc metal price and higher iron ore, coal and zircon prices, partially offset by above inflation cost increases in labour, petroleum and energy related consumables.
Revenue increased by 16% to R13,7 billion while net operating profit, excluding the impact of the impairment of the local mineral sands` assets and the accounting entries relating to the empowerment transaction in 2006 as well as the Hope Downs settlement in 2005, increased by R598 million to R4 339 million. An average exchange rate of R6,76 to the US dollar was realised compared with R6,36 for the corresponding period in 2005.

Earnings

Attributable earnings, inclusive of Exxaro`s 20,62% interest in the post-tax profits of SIOC for November and December 2006 but excluding the mineral sands` asset impairment and non-recurring accounting entries, are R2 831 million or 904 cents per share.
The statutory tax rate of 29% reduces to an effective tax rate of 6% as a result of the non-recurring accounting entries relating to the pre-unbundling fair value adjustment of KIO which is not taxable and the BEE credential expense and unbundling and integration costs which are not tax deductible.

Headline earnings include all the empowerment transaction related expenses (which are not allowed to be excluded), but exclude the unbundled interest in KIO at fair value. A comparison of headline earnings for the year under review of R1 698 million or 542 cents per share to the corresponding period is not meaningful.

Cash flow

Cash retained from operations of R4 761 million was mainly utilised to fund taxation of R1 927 million, dividends of R3 396 million, capital expenditure of R2 010 million and the acquisition of Eyesizwe Coal at a net cash outflow of R1 545 million.

Cash outflows in respect of dividends and taxation were further increased by the repurchase of 38 331 012 shares and the STC on such repurchase, collectively amounting to R1 983 million.

R1 321 million of the capital expenditure was invested in new capacity.

After also accounting for the inflow of R2 199 million from the issue of 65 334 843 shares to Exxaro`s black controlled holding company, Main Street 333 (Pty) Ltd, net debt of R1 481 million at 30 June 2006 decreased to R921 million at a net debt to equity ratio of 11,3%. Net debt will increase by the anticipated cash outflow in 2007 of R2 353 million, subject to the disclosed price adjustments, as a result of the exercise of the options to acquire Namakwa Sands and a 26% interest in Black Mountain/Gamsberg for which term funding facilities are in place.

Safety, health and environment

Regrettably, and despite excellent safety achievements at several mines, six fatalities were suffered during the past year of which three were in a single accident at the Glen Douglas mine, two at the Tshikondeni mine and one at the group`s training facility in Lephalale. A further fatality occurred at the Grootegeluk mine at the end of January 2007. The group remains committed to achieving a working environment that is fatality and injury free. Its ongoing safety awareness and preventative programmes have been strengthened by further initiatives to enhance hazard identification. The average lost time injury frequency rate per two hundred thousand man-hours worked (LTIFR) for the 12-month period improved to 0,42 from the previous year`s 0,52. A target LTIFR of 0,30 has been set for 2007.

The group has an integrated, enterprise-wide risk management programme in place which evaluates environmental risk management and enhances the company`s environmental performance. With the inclusion of the business units of the former Eyesizwe Coal, 71% of the business units within the group have obtained international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The group has set a target of 100% compliance by December 2007.

Programmes for HIV/AIDS voluntary counselling and testing (VCT) have been introduced at all of the group`s South African operations. This includes awareness, training of peer educators, VCT and a disease management programme which to date has a greater than 80% retention rate. The extension of anti-retroviral programmes to all of the group`s businesses is progressing well, with the majority of employees who tested HIV-positive during the year, now enrolled on the disease management programme.

Segment results and adjusted earnings

	12-months ended 31 December	
	2006	2005
	Audited	Restated(7)
	Rm	Rm
Revenue		
Iron Ore(1)	6 483	6 573
Coal	2 882	2 187
- Kumba Coal	2 074	2 187
- Exxaro Coal(2)	808	
Mineral Sands	1 859	1 927
- Exxaro KZN Sands	817	839
- Exxaro Australia Sands	1 042	1 088
Base Metals	2 379	1 070

Industrial Minerals	122	107
Other	21	17
Total	13 746	11 881
Net operating profit		
Iron Ore(1)	3 098	2 767
Coal	599	554
- Kumba Coal	535	554
- Exxaro Coal(2)	64	
Mineral Sands	(698)	259
- Exxaro KZN Sands	(842)	(47)
- Exxaro Australia Sands	144	306
Base Metals	609	69
Industrial Minerals	26	26
Other	17 063	1 245
- Fair value adjustment on unbundling(3)	17 963	
- Share based payment: BEE credential expenses(4)	(580)	
- Hope Downs(5)		1 179
- Other(6)	(320)	66
Total	20 697	4 920
Net operating profit	20 697	4 920
Non recurring entries		
- Fair value adjustment on unbundling(3)	(17 963)	
- Hope Downs(5)		(1 179)
- Impairment	784	
- BEE credential expense(4)	580	
- Empowerment and unbundling costs	241	
Adjusted net operating profit	4 339	3 741
Net financing costs	(336)	(282)
Equity accounted income	159	7
Taxation	(1 331)	(981)
- As reported	(1 324)	(1 407)
- On Hope Downs proceeds		426
- On Impairment	(227)	
- On share repurchase	220	
Adjusted attributable earnings	2 831	2 485

(1) 100% of SIOC consolidated for 10 months to 31 October 2006 and for 12 months to 31 December 2005.
(2) Exxaro Coal represents the former Kumba Coal and Eyesizwe Coal from 1 November 2006.
(3) The fair value of the investment in Kumba Iron Ore that was unbundled to shareholders as a dividend in specie.
(4) The discount at which shares were issued as part of the empowerment transaction.
(5) A$ 236,5 million option- and settlement payment realised on the disposal of Kumba Resource`s interest in the Hope Downs project.
(6) Includes the cost of the empowerment transaction as disclosed in the circular to shareholders dated 9 October 2006, branding, information management infrastructure and integration expenditure, shared-based expenses on the collapse of the previous management incentive schemes, and a finance charges provision raised in respect of an earlier year finance facility that has since been redeemed.
(7)Restated as set out in note 4 to the group financial statements.

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

The unaudited supplementary financial information provides, for information purposes only, the financial results of Exxaro had the empowerment transaction been implemented effective 1 January 2005, but excluding the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg. The illustrative financial results are therefore compiled on the assumption that Eyesizwe Coal had been acquired and fully consolidated from 1 January 2005, Exxaro had equity accounted its 20,62% interest in SIOC from the same date, and all non-recurring accounting entries associated with the empowerment transaction are excluded. The option and settlement proceeds for the interest in the Hope Downs project

received in 2005, and the impairment of the carrying value of the mineral sands' assets in 2006, have also been excluded.

	2006	2005
	Rm	Rm
REVENUE	8 814	7 248
Operating expenses	(7 553)	(6 254)
Net operating profit	1 261	994
Net financing costs	(315)	(173)
Income from equity accounted investments	638	417
Profit before taxation	1 584	1 238
Taxation	(595)	(321)
Attributable earnings	989	917
Net profit attributable to equity holders of the parent	962	856
Impairment charges		28
Excess of minority interest over cost of acquisition	(36)	(95)
Net (surplus) on disposal/scrapping of property, plant and equipment	(3)	(2)
Net surplus on disposal of investment	(39)	
Minority interest on adjustments		(1)
Share of associates exceptional items	(1)	
Taxation effect of adjustments	10	(6)
Headline earnings	893	780

OPERATIONS

Iron Ore

In the 10-month period to 31 October 2006, production was negatively impacted by inclement weather in the first quarter while exports were adversely affected by the breakdown of one of the two ship loaders at Saldanha Bay in September 2006. The commodity business benefited from the average international iron ore price increase of 19% effective from 1 April 2006.

The performance of iron ore has been reported on by Kumba Iron Ore Limited in the release of its results for the period ended 31 December 2006.

Coal

Coal production was substantially higher due to increased output at the former Kumba Coal mines and the acquisition of the former Eyesizwe Coal mines.

Production of coking coal increased by 222kt on the comparative 2005 period. Higher output from the commissioning of the new coal beneficiation module (GG6) at the Grootegeluk mine during August 2006 was partially offset by lower production at Tshikondeni mine caused by unfavourable geological conditions.

Increased throughput at both the Grootegeluk and Leeuwpan mines and an additional 277kt from the former Eyesizwe Coal mines during November and December 2006, increased thermal coal production by 12% or 372kt.

The continued higher demand from Eskom, the ramp-up of the jig plant at Leeuwpan mine and the acquisition of Eyesizwe Coal, contributed to power station coal production increasing by 24% to 18 061kt for the year under review.

The higher demand from Eskom and metallurgical coal at stronger than anticipated prices, combined with more favourable export agreements and the contribution from the former Eyesizwe mines, resulted in an increase of 32% in revenue to almost R2,9 billion.

Net operating profit, in turn, increased R45 million to R599 million as the higher turnover was offset by increases in labour and petroleum costs. The cost-based arrangement of the former Eyesizwe mines with Eskom also impacted on the operating margin of the overall commodity business.

Exxaro KZN Sands

The Furnace 1 shut to effect modifications and improvements was successfully completed in the second half of 2006. This, however, negatively impacted on pig iron production and resultant sales. Successful improvement initiatives resulted in marginally higher production of zircon, rutile and slag.

Despite the weaker currency, higher rutile sales and stronger zircon prices, revenue and net operating profit, excluding the impairment, were R22 million and R11 million lower respectively than for the corresponding period in 2005. This was due to the Furnace 1 shut, lower slag and pig iron sales.

As reported in the announcement of the 2006 interim results of the group, the

combined impact of a stronger currency outlook over the life of the assets and projected surplus of high-grade titanium feedstock on world markets, led to a pre-tax reduction of R784 million in the carrying value of the assets.

Exxaro Australia Sands

Business improvement initiatives led to increased mineral production. The unplanned shut of the synthetic rutile (SR) kiln at the Chandala plant in July 2006 to enable inspection and repairs to refractories resulted in 13 kt lower SR production and a net operating opportunity loss of R28 million. The shut was, however, also utilised to carry out maintenance that was only planned for in 2007 with the result that sales impacted by the 2006 shut will effectively realise in 2007.

Although revenue was marginally lower, net operating profit decreased by R162 million to R144 million due to the SR kiln shut, maturity in 2005 of the favourable hedging programme and substantial increases in the cost of energy related consumables and labour.

Base Metals

Zinc concentrate production was significantly lower as a result of accelerated exploration development, heavy rainfall in southern Namibia in the first 6 months which negatively affected transport from Rosh Pinah mine, and industrial action by employees in November 2006. Zinc metal production at the Zincor refinery was 12kt lower due to lower quality zinc concentrates which caused plant instability, the planned rebuild of a roaster and acid plant stoppages. An additional roaster shut and rebuild, which forms part of Zincor`s scheduled maintenance programme, is planned for the third quarter of 2007.

Revenue however increased by 122% to R2 379 million and net operating profit by R540 million to R609 million at an operating margin of 26%. This was primarily due to an increase of 137% in the average realised zinc price of US$3 277 per tonne for the period compared with the previous period in 2005.

In line with production and sales growth and the stronger zinc metal price, Exxaro`s equity accounted income from its investment in the Chifeng refinery in China increased from R12 million to R40 million.

Negotiations with Namibian groupings to acquire a 49,9% interest in Rosh Pinah mine are proceeding. Exxaro will retain management and operational control.

Industrial Minerals

Physical volumes and the financial contribution from both the dolomite and ferrosilicon components of this business segment, were in line with that of the previous financial year.

GROWTH OPPORTUNITIES

Coal

Commissioning of the R323 million new GG6 plant at Grootegeluk mine started in August 2006 with full production expected by mid-2007. The plant is treating and beneficiating coal previously sent untreated to the adjacent Matimba power station and will at full production supply 730ktpa of semi-soft coking coal to the refurbished coking plants of Mittal Steel at its Newcastle facility.

Construction, at an estimated cost of R245 million, of the 1Mtpa export-focused Inyanda mine near Witbank to produce high quality thermal coal has now commenced after new order mining rights were awarded in November 2006 and the approval of the Richards Bay Coal Terminal (RBCT) expansion earlier in the year. Letters of intent for offtake for the period April 2008 to June 2009, prior to the commissioning of RBCT Phase V, have also been received.

The RBCT Phase V expansion in which Exxaro is a 12,5% shareholder, will provide Exxaro Coal with a 2Mtpa export allocation in addition to the 1.1Mtpa available from Eyesizwe Coal`s RBCT shareholding. This allocation will be utilised by production from the new Inyanda mine as well as from expanded output at Exxaro`s Mpumalanga operations and its Grootegeluk mine.

Construction of a Sintel Char facility to produce char for the ferroalloy industry from the Grootegeluk mine, commenced in August 2006. Production from this plant will start at 80ktpa and is expected to ramp up to 160ktpa by 2008. The capital estimate for the project is R234 million.

A feasibility study to investigate the viability of a market coke plant is expected to be completed in the first half of 2007. If viable, the plant will produce high quality market coke from semi soft coking coal produced at Grootegeluk mine.

A technical feasibility study to potentially supply 7,3Mtpa of power station coal to Eskom for a new 2100 MW power station consisting of three generating units, adjacent to the Matimba power station, was completed in June 2006. Commercial agreements are being negotiated and if approved by Exxaro and Eskom, construction could commence in 2008 with production from 2010. A feasibility study for coal supply to an additional three generating units is in progress and will be completed by April 2007.
Exxaro and Anglo Coal Australia concluded a joint venture agreement to undertake exploration and evaluate the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia. Exploration is progressing according to plan and a pre-feasibility study for an initial phase underground mine is expected to be completed by year-end.
The results of the recent drilling programme at Mmamabula Central in Botswana, which is a joint venture between Exxaro Coal and Magaleng, have indicated positive results. Further geological drilling and modelling will continue during 2007 with a feasibility study commencing in 2008.
Construction of the Mafube expansion project in which Exxaro is a 50:50 joint venture partner with Anglo Coal is progressing well, with first product from this 3Mtpa export mine expected in October 2007.
A feasibility study for the development of the Belfast underground and open pit mine to supply between 2.5Mtpa and 4.5Mtpa of coal to both Eskom and the export market has commenced and will be completed during 2007.
Converted mining rights for the Eerstelingsfontein reserves near Belfast have been obtained and an implementation plan to commence mining in this area has been developed to supply Eskom with 1Mtpa of power station coal.
Mineral Sands
The Exxaro board has approved the construction of the Fairbreeze mine, south of Exxaro KZN Sands` existing Hillendale mine in KwaZulu-Natal, subject to the obtaining of a new order mining right for the Fairbreeze C Extension area and the applicable environmental authorisations. Production is planned to commence in 2008.
Exploration work has confirmed the presence of a large low grade deposit on the Port Durnford property located to the immediate south west of Exxaro KZN Sands` Hillendale mine. The deposit has the potential to supply the Exxaro`s furnaces for more than 25 years. The Port Durnford project is a 51%:49% joint venture between Exxaro Sands and Imbiza Resources.
Exxaro Australia Sands acquired the Dongara project in March 2003 as part of its takeover of Magnetic Minerals. Located in Western Australia, the 20Mt reserve containing 10% heavy minerals will provide supplementary feedstock for Tiwest`s mineral separation plant and synthetic rutile facility. Tronox acquired 50% of the project in 2006 and it became part of the Tiwest joint venture with Exxaro Australia Sands. A bankable feasibility study is being conducted and if viable, production is expected to start at the end of 2009.
The group together with its joint venture partner, Tronox has announced plans to increase annual production capacity, subject to board approval, at the Tiwest Joint Venture (Tiwest) titanium dioxide pigment plant in Kwinana, Western Australia.
The Kwinana plant, with a current capacity of 110ktpa, produces chloride process titanium dioxide (TiO_2) pigment. The brownfield expansion will increase capacity by 40ktpa to 50ktpa. It is estimated that the expansion will cost between US$35 million to US$45 million. The additional capacity is expected to come on line in 2009.
Drilling on the Ranobe and Monombo-Marombe exploration areas comprising the Toliara Sands project in south-western Madagascar is indicating resources capable of supplying long-term ilmenite feedstock to the Exxaro KZN Sands furnace complex. It is envisaged that the feasibility study will be completed in 2007 after which a development decision will be made.
Base Metals
The expansion project for the Chifeng smelter to increase capacity from 50ktpa to 110ktpa is on track to be commissioned around mid 2007. Exxaro is participating in the expansion by converting 22% of its 60% shareholding in the Phase 2 company to 25% in the new Phase 3 company which will result in an effective 22% interest in the expanded operation.

Exxaro entered into a 50:50 joint venture agreement with Zincongo, a Congolese subsidiary of First Quantum Limited, to develop the Kipushi project during 2002. Following an invitation in August 2006 by Gecamines of the Democratic Republic of the Congo (DRC) for international tenders in connection with the Kipushi zinc mine near Lubumbashi in the DRC, Zincongo initiated emergency proceedings against Gecamines before the Belgium Courts on the grounds that the tender invitation is in breach of the existing exclusivity contractual arrangements between Gecamines and Zincongo. The Belgium courts are expected to announce its ruling during the first quarter of 2007.

In December 2006, Exxaro also informed Gecamines that it will lodge a request for ICC arbitration, asking for enforcement of the agreements concluded between the companies regarding the rights to develop the Kamoto copper/cobalt project at Kolwezi in the DRC.

ALLOYSTREAMTM

The commercialisation of AlloyStream technology, which allows for improved beneficiation of manganese ore into ferromanganese is advancing. A joint venture agreement, signed between Samancor Manganese and Exxaro in March 2006, provides for the cooperation which could result in a facility producing 200ktpa of high carbon ferromanganese utilising the technology, if proved viable by feasibility studies. A development decision on the first commercial furnace of this project is expected towards the end of 2007, with production start-up anticipated to commence by the end of 2009.

A study to apply the technology to the production of ferronickel will be initiated in 2007.

ACQUISITION OF NAMAKWA SANDS AND INTEREST IN BLACK MOUNTAIN/GAMSBERG.

On 19 January 2007 Exxaro announced that, pursuant to the empowerment transaction, it had exercised the options to acquire the Namakwa Sands mineral sands operation and a 26% interest in a company to be formed to hold the Black Mountain lead-zinc mine and the Gamsberg zinc project.

The acquisitions are subject to shareholders` approval and suspensive conditions pertaining to, amongst others, regulatory approvals and the conversion of mining and prospecting rights to new order rights. It is expected that all suspensive conditions will be satisfied in the second half of 2007.

CONVERSION OF MINERAL RIGHTS

Applications for conversion of the group`s mineral rights into new order rights, audited by an independent advisor, have been submitted to the appropriate regional offices of the Department of Minerals and Energy for consideration.

OUTLOOK

The group is well positioned to benefit from the continued strong commodity markets and a currency at weaker levels.

Buoyant demand for coal at favourable prices and a zinc price remaining high, should have a positive impact on the operating results for these commodities. A surplus in the supply of high-grade titanium feedstock will continue to affect the results of the mineral sands operations while zircon, which remains in short supply, and stable offtake of pigment from Exxaro Sands, Australia, will make a positive contribution.

DIVIDEND

A special dividend of 185 cents per share was declared and paid in November 2006 on the unbundling and separate listing of Kumba Iron Ore and the revised listing of Exxaro Resources.

The Exxaro Board will consider the declaration in each financial year of an interim and final dividend in line with its intention to progress to the distribution of 50% of Exxaro`s attributable earnings after making provision for future commitments, working capital requirements and available cash.

An interim dividend will accordingly be considered by the Board at the time of approval of the interim results for the period 1 January to 30 June 2007.

On behalf of the Board

Dr CJ Fauconnier	DJ van Staden
(Chief Executive Officer)	(Chief Financial Officer)
20 February 2007	
Registered Office	Transfer Secretaries
Exxaro Resources Limited	Computershare Investor
Roger Dyason Road	Services 2004 (Pty) Limited

Pretoria West, 0002 Ground Floor, 70 Marshall Street
0002 Johannesburg, 2001
Tel: +27 12 307 5000 PO Box 61051
Fax: +27 12 307 4080 Marshalltown, 2107
Directors: Dr CJ Fauconnier (Chief Executive Officer), PM Baum, JJ Geldenhuys, U Khumalo, MJ Kilbride*, Dr D Konar, VZ Mntambo, RP Mohring, PKV Ncetezo, SA Nkosi*, N Nyembezi-Heita, N Sowazi, DJ van Staden*, DR Zihlangu *Executive
Company Secretary: MS Viljoen Corporate Affairs and Investor Relations: Trevor Arran (+27 12 307 3292)

GROUP STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2006

				Non-distributable reserves			
	Share Capital	Share Premium	Attributable reserves of equity Accounted Investments	Foreign Currency Translation	Financial Instruments Revaluation	Equity-settled	Insurance reserve
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
OPENING BALANCE AT 31 DECEMBER 2004	3	2,809	20	(141)	48	34	
Prior year adjustments:							
Recognition of finance leases in terms of IFRIC 4							
-transfer of attributable reserves of equity accounted investments			(20)				
-negative goodwill adjustment							
-decommissioning asset resta-							

ted					
Restated opening balance	3	2,809	(141)	48	34
Net gains/ (losses) not recognised in income statement			112	(53)	38
Currency translation differences			153	3	
Minority share of reserve movements					
Share-based payments movement					38
Financial instruments fair value movements recognised in equity					
-recognised in current year income				(8)	
-recognised in equity				(95)	
-fair value adjustment				2	
Deferred taxation			(41)	45	
Net profit					
Dividends paid					
Issue of		132			

share capital					
Movement in shares issued to Management Share Trust		(4)			16
Minority share-buy out					
BALANCE AT 31 DECEMBER 2005	3	2,937	(29)	(5)	88
Net gains/(losses) not recognised in income statement			433	31	714
Currency translation differences			448	1	
Share of reserve movements of associates			6	(1)	3
Share-based payments movement					711
Financial instruments fair value movements recognised in equity					
-recognised in current year income				8	
-recognised in				23	

equity					
Defer-red taxa-tion			(21)		
Net profit					
Cash divi-dends paid1					
Share repurcha se1					
Divi-dend in specie			(25)	(2)	
Divi-dend in specie - fair value adjustme nt					
Divi-dend in specie - net asset value			(25)	(2)	
Issue of share capital	1	2,198			
BALANCE AT 31 DECEMBER 2006	4	5,135	379	24	802

	Retai-ned income	Attrib-table to equity holders of the parent	Mino-rity Inte-rest	Total share holders Inte-rest
	Rm	Rm	Rm	Rm
OPENING BALANCE AT 31 DECEMBER 2004				
Prior year adjustments:				
Recog-nition of finance leases in terms of IFRIC 4				
-trans-fer of attri-butable reser-ves of equity accoun-ted invest-ments				
-nega-tive good-will adjust-ment	2,516	5,289	1,197	6,486
-decom-missio-ning asset resta-ted				
Resta-ted opening balance	(45)	(45)		(45)
Net gains/ (losses) not recog-nised in income state-ment	20			
Curren-cy trans-				53

lation diffe-rences	53	53		
Mino-rity share of reserve move-ments	18	18	(11)	7
Share-based pay-ments move-ment	2,562	5,315	1,186	6,501
Finan-cial instru-ments fair value move-ments recog-nised in equity	16	113	(37)	76
-recog-nised in current year income	16	172	60	232
-recog-nised in equity			(97)	(97)
-fair value adjust-ment		38		38
Defer-red taxa-tion				
Net profit		(8)		(8)
Divi-dends paid		(95)		(95)
Issue of share capital		2		2
Move-ment in shares issued to		4		4
Manage-ment Share Trust	3,177	3,177	61	3,238
Mino-rity share-buy out	(1,430)	(1,430)	(17)	(1,447)
BALANCE AT 31 DECEMBER 2005		132	10	142
Net gains/(losses) not recog-nised in income statement				
Curren-cy trans-lation diffe-rences		12		12
Share of reserve move-ments of asso-ciates			(1,194)	(1,194)
Share-based pay-ments move-ment	4,325	7,319	9	7,328
Finan-cial instru-ments fair value move-ments recog-nised in equity		1,178		1,178
-recog-nised in current year income		449		449
-recog-nised in equity		8		8
Defer-red taxa-tion		711		711
Net profit				
Cash divi-dends paid1		8		8
Share repurchase1		23		23
Divi-dend in specie		(21)		
Divi-dend in specie - fair value adjustment	19,169	19,169	27	
Divi-dend in specie - net asset value	(1,628)	(1,628)	(9)	(1,637)
Issue of share capital	(1,763)	(1,763)		(1,763)
BALANCE AT 31 DECEMBER 2006	(18 305)	(18 332)		(18 332)

1 STC on these dividends amount to R424 million.

Sponsor: JP Morgan (+27 11 507 0300) JSE Share code: EXX ADR code: EXXAY
Registration number: 2000/011076/06 ISIN code: ZAE000084992
If you have any queries regarding your shareholding in Exxaro Resources, please contact the Transfer Secretaries at +27 11 370 5000

This report is available at Exxaro Resources world wide web site at:
www.exxaro.com
22 February 2007
Sponsor: J.P.Morgan Equities Limited
Date: 22/02/2007 08:14:00 Produced by the JSE SENS Department.

EXX - Exxaro - Anglo South Africa Capital (Proprie 23 Feb 2007

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EXX - Exxaro - Anglo South Africa Capital (Proprietary) Limited Repurchase Option

Exxaro Resources Limited
(Previously Kumba Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Share code: EXX)
(ISIN: ZAE000084992)
("Exxaro" or "the company")

Anglo South Africa Capital (Proprietary) Limited repurchase option

As set out in the circular to Exxaro shareholders dated 9 October 2006 and pursuant to receiving shareholder approval at the general meeting held on 2 November 2006, Exxaro acquired an option to repurchase 10 million Exxaro ordinary shares from Anglo South Africa Capital (Proprietary) Limited ("ASAC") ("ASAC Repurchase Option"). The 90 day period for the exercise of the ASAC Repurchase Option expires on 26 February 2007.

ASAC and Exxaro concluded an agreement on 23 February 2007 to extend the ASAC Repurchase Option for a further 90 days.

23 February 2007

Merchant bank and transaction sponsor	Sponsor
Rand Merchant Bank	JP Morgan Equities Limited

Date: 23/02/2007 17:01:51 Produced by the JSE SENS Department.

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EXX - Exxaro - Tiwest joint venture partners annou 13 Feb 2007

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EXX - Exxaro - Tiwest joint venture partners announce plans for expansion of titanium dioxide plant

EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

EXXARO RESOURCES LIMITED & TRONOX INCORPORATED
Tiwest Joint Venture partners announce plans for expansion of titanium dioxide plant

Diversified resources group Exxaro Resources Limited (Exxaro) and Tronox Incorporated (Tronox) today announced plans to increase annual production capacity, subject to Board approval, at their Tiwest Joint Venture (Tiwest) titanium dioxide pigment plant in Kwinana, Western Australia. Engineering work has started at the site.

Tiwest is a 50:50 joint venture between Exxaro subsidiary Exxaro Sands Australia Pty Limited and Tronox Western Australia Pty Limited.

The Kwinana plant, with a current annual capacity of 110 000 tonnes, produces chloride process titanium dioxide (TiO_2) pigment using Tronox`s proprietary technology and marketed under the Tronox brand. The brownfield expansion will increase the plant`s annual capacity by 40 000 to 50 000 tonnes. The companies estimate the expansion will cost in the range of US$35 million to US$45 million. The additional capacity is expected to come on line in 2009.

The additional capacity will allow Tronox to meet TiO_2 demands in the rapidly growing Asia-Pacific region, which is projected to be the world`s largest pigment consuming region by 2010. This increase in demand is driven primarily by China`s explosive growth and increasing demands for quality of life products that contain TiO_2.

"The Tiwest development will further strengthen Exxaro`s prominent position in the global mineral sands industry, said Dr Con Fauconnier, Exxaro`s chief executive officer. "It complements the ramp-up under way at our South African east coast KZN Sands operation and aligns well with Exxaro`s acquisition, subject to Exxaro shareholder approval and certain regulatory approvals, to acquire the Namakwa Sands business on South Africa`s west coast from Anglo American plc. These combined developments will position Exxaro strategically as one of the world`s largest suppliers of titanium dioxide feed and zircon.

"We value the co-operative relationship that has developed between Tronox and Exxaro since 1995 and are pleased to be able to continue this mutually beneficial relationship with a leading pigment producer," added Dr Fauconnier.

"This new capacity will allow us to capture growth opportunities in the Asia-Pacific market, while meeting the needs of existing customers in this region," said Tom Adams, Tronox chairman and chief executive officer. "Tiwest, the world`s largest fully integrated titanium dioxide project, is one of our most cost-effective operations, which is directly attributable to our talented Tiwest employees. I commend them for their continued contributions to our success."

Editor`s Notes:

Tiwest

The Tiwest Joint Venture is the world`s largest integrated titanium minerals production and manufacturing company. Established in 1988, Tiwest operates six sites in Western Australia. Its facilities include the Cooljarloo mineral sands mine, the Chandala synthetic rutile plant and the Kwinana titanium dioxide pigment plant. Tiwest`s success has been built on the development of high quality mineral reserves and the application of sophisticated process technology. For information on Tiwest, visit www.tiwest.com.au.

Exxaro

Exxaro is the largest South African-based diversified resources group, with interests in the mineral sands, coal, base metals, industrial minerals and iron

ore commodities. Exxaro was formed through the re-listing on the JSE Limited of Kumba Resources in November 2006 as part of a major black economic empowerment transaction in which Kumba`s iron ore assets were unbundled and listed as Kumba Iron Ore, and the non-iron ore assets were merged with the assets of Eyesizwe Coal and re-listed as Exxaro. Exxaro will release its earnings for the financial year ended 31 December 2006 on 22 February 2007. More information is available on www.exxaro.com.

Tronox

Headquartered in Oklahoma City, Tronox is the world`s third-largest producer and marketer of titanium dioxide pigment, with an annual production capacity of 624 000 tonnes. Titanium dioxide pigment is an inorganic white pigment used in paint, coatings, plastics, paper and many other everyday products. The company`s five pigment plants, which are located in the United States, Australia, Germany and the Netherlands, supply high-performance products to more than 1 100 customers in approximately 100 countries. In addition, Tronox produces electrolytic products, including sodium chlorate, electrolytic manganese dioxide, boron trichloride, elemental boron and lithium manganese oxide. Tronox will hold a conference call on 22 February 2007, at 11 a.m. EST, to discuss its fourth-quarter 2006 financial and operating results and expectations for the future. The call will follow the release of Tronox`s fourth-quarter earnings on 22 February at 7 a.m. EST. Details on the call are available on Tronox`s website at www.tronox.com.

Exxaro Contact
Investor Relations and Media:
Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
E-mail: trevor.arran@exxaro.com

Tronox Contacts

Investor Relations:	Media:
Robert Gibney	Debbie Schramm
405-775-5105	405-775-5177(cell: 405-830-6937)
robert.gibney@tronox.com	debbie.schramm@tronox.com

13 February 2007

Sponsor: J.P.Morgan Equities Limited

Date: 13/02/2007 15:00:01 Produced by the JSE SENS Department.

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EXX - Exxaro Resources Limited - Trading Update **12 Feb 2007**

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EXX - Exxaro Resources Limited - Trading Update
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
TRADING UPDATE
Shareholders are advised that Exxaro Resources Limited ("Exxaro" - formerly Kumba Resources Limited) will release its audited financial results for the 12-month period ended 31 December 2006 on or about 22 February 2007.
Due to the unbundling of Kumba Iron Ore Limited ("KIO") and the empowerment transaction that resulted in the creation of Exxaro in the fourth quarter of 2006, earnings for the 12 months to 31 December 2006 are not comparable with earnings reported for the corresponding period in 2005. Earnings for the 12-month period to 31 December 2006 include the consolidation of Sishen Iron Ore Company (Pty) Ltd ("SIOC") for only 10 months to 31 October 2006 and Eyesizwe Coal (Pty) Ltd for only two months to 31 December 2006. Exxaro`s 20% interest in SIOC has been equity accounted for the two months to 31 December 2006.
Attributable earnings for the 12 months to 31 December 2006 are expected to be between R17.5 billion and R20.5 billion. This includes the non-recurring accounting entries to give effect to the empowerment transaction as disclosed in the circular to shareholders dated 9 October 2006 and the post tax impairment of the carrying value of the assets of the local mineral sands assets reported in the release of the 2006 interim results.
Headline earnings which exclude the impact of the impairment and the non-recurring unbundling interest in KIO as a dividend in specie at fair value, are expected to be in the range of R1 450 million and R1 750 million with headline earnings per share between 450 and 550 cents.
The financial information in this trading statement has not been reviewed or reported on by Exxaro`s auditors.
The announcement of the results for the 12 months ended 31 December 2006 will include comparative unaudited supplementary financial information for the 12-month periods ended 31 December 2005 and 2006 solely for information purposes on the assumption that the empowerment transaction had been implemented on 1 January 2005.
Enquiries:
Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
Sponsor
JPMorgan Equities Limited
Date: 12/02/2007 16:20:04 Produced by the JSE SENS Department.

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EXX - Exxaro Resources Limited - News Release 22 Feb 2007

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EXX - Exxaro Resources Limited - News Release
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
NEWS RELEASE
EXXARO RESOURCES AUDITED FINANCIAL RESULTS AND UNAUDITED PHYSICAL INFORMATION FOR THE 12 MONTHS ENDED 31 DECEMBER 2006
NOTE TO MEDIA: AUDITED RESULTS NOT COMPARABLE
The group's audited financial results and unaudited physical information for the financial year ended 31 December 2006 are not comparable to the corresponding results and physical information for the previous financial year. This is due to the successful conclusion of the empowerment transaction in the fourth quarter of 2006 which resulted in the unbundling and separate listing of Kumba Iron Ore Limited (KIO) and the revised listing of Exxaro on 27 November 2006.
The audited financial results for the 12-month period to 31 December 2006 include Sishen Iron Ore Company (Pty) Ltd (SIOC) fully consolidated for 10 months to 31 October 2006 and equity accounted for the remaining two months to 31 December 2006 at an effective 20,62% holding. Eyesizwe Coal (Pty) Ltd (Eyesizwe Coal) has been fully consolidated only for the two months ended 31 December 2006.
All non-recurring accounting entries and expenditure necessitated by the implementation of the empowerment transaction which were comprehensively disclosed in the circular to shareholders dated 9 October 2006 are shown separately in the segment results.
Unaudited comparative supplementary financial information is provided below for information purposes only, on the assumption that the empowerment transaction had been implemented with effect from 1 January 2005.
*Historic empowerment transaction successfully concluded
*Earnings not comparable
*Good operating results
*Coal production reaches 24 million tonnes
*Strong project pipeline for transformed group
*Options to acquire Namakwa Sands and a 26% interest in Black Mountain/Gamsberg exercised post December 2006
Diversified South African-based resources group Exxaro Resources Limited (Exxaro) today reported revenue of R13,7 billion, an increase of 16%, while net operating profit, excluding the impact of the impairment of the local mineral sands' assets and the accounting entries relating to the empowerment transaction in 2006 as well as the Hope Downs settlement in 2005, increased by R598 million to R4,34 billion.
EARNINGS
Attributable earnings, inclusive of Exxaro's 20,62% interest in the post-tax profits of SIOC for November and December 2006 but excluding the mineral sands asset impairment and non-recurring accounting entries, are R2,8 billion or 904 cents per share.
Headline earnings include all the empowerment transaction related expenses (which are not allowed to be excluded) but exclude the unbundled interest in KIO at fair value. A comparison of headline earning for the year under revue of R1,7 billion or 542 cents per share to the corresponding period is not meaningful.
CASH FLOW
Cash retained from operations of R4,76 billion was mainly utilised to fund taxation of R1,93 billion, dividends of R3,40 billion, capital expenditure of R2,01 billion and the acquisition of Eyesizwe Coal at a net cash outflow of R1,55 billion.
Cash outflows in respect of dividends and taxation were further increased by the

repurchase of 38 331 012 shares and the STC on such repurchase, collectively amounting to R1,98 billion.
A total of R1,32 billion of the capital expenditure was invested in new capacity.
After also accounting for the inflow of R2,2 billion from the issue of 65 334 843 shares to Exxaro`s black controlled holding company, Main Street 333 (Proprietary) Limited, net debt of R1,48 billion at 30 June 2006 decreased to R921 million at a net debt to equity ratio of 11,3%. Net debt will increase by the anticipated cash outflow in 2007 of R2,35 billion, subject to the disclosed price adjustments, as a result of the exercise of the options to acquire Namakwa Sands and a 26% interest in Black Mountain/Gamsberg for which term funding facilities are in place.

SAFETY, HEALTH AND ENVIRONMENT

Regrettably, and despite excellent safety achievements at several mines, six fatalities were suffered during the past year of which three were in a single accident at the Glen Douglas mine, two at the Tshikondeni mine and one at the group`s training facility in Lephalale. A further fatality occurred at the Grootegeluk mine at the end of January 2007. The group remains committed to achieving a working environment that is fatality and injury free. Its ongoing safety awareness and preventative programmes have been strengthened by further initiatives to enhance hazard identification. The average lost time injury frequency rate per 200 000 man-hours worked (LTIFR) for the 12-month period improved to 0,42 from the previous year`s 0,52. A target LTIFR of 0,30 has been set for 2007.
"The group has an integrated, enterprise-wide risk management programme in place which evaluates environmental risk management and enhances the company`s environmental performance. With the inclusion of the business units of the former Eyesizwe Coal, 71% of the business units within the group have obtained international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The group has set a target of 100% compliance by December 2007," added Dr Fauconnier.
Programmes for HIV/AIDS voluntary counselling and testing (VCT) have been introduced at all of the group`s South African operations. This includes awareness, training of peer educators, VCT and a disease management programme which to date has a greater than 80% retention rate. The extension of anti-retroviral programmes to all of the group`s businesses is progressing well, with the majority of employees who tested HIV-positive during the year, now enrolled on the disease management programme.

ACQUISITION OF NAMAKWA SANDS AND INTEREST IN BLACK MOUNTAIN/GAMSBERG.

On 19 January 2007 Exxaro announced that, pursuant to the empowerment transaction, it had exercised the options to acquire the Namakwa Sands mineral sands operation and a 26% interest in a company to be formed to hold the Black Mountain lead-zinc mine and the Gamsberg zinc project.
The acquisitions are subject to shareholders` approval and suspensive conditions pertaining to, amongst others, regulatory approvals and the conversion of mining and prospecting rights to new order rights. It is expected that all suspensive conditions will be satisfied in the second half of 2007.

CONVERSION OF MINERAL RIGHTS

Applications for conversion of the group`s mineral rights into new order rights, audited by an independent advisor, have been submitted to the appropriate regional offices of the Department of Minerals and Energy for consideration.

OUTLOOK

The group is well positioned to benefit from the continued strong commodity markets and a currency at weaker levels.
Buoyant demand for coal at favourable prices and a zinc price remaining high should have a positive impact on the operating results for these commodities. A surplus in the supply of high-grade titanium feedstock will continue to affect the results of the mineral sands operations while zircon, which remains in short supply, and stable offtake of pigment from Exxaro Sands, Australia, will make a positive contribution.

DIVIDEND

A special dividend of 185 cents per share was declared and paid in November 2006 on the unbundling and separate listing of Kumba Iron Ore and the revised listing

of Exxaro.
The Exxaro Board will consider the declaration in each financial year of an interim and final dividend in line with its intention to progress to the distribution of 50% of Exxaro`s attributable earnings after making provision for future commitments, working capital requirements and available cash.
An interim dividend will accordingly be considered by the Board at the time of approval of the interim results for the period 1 January to 30 June 2007.
*View or download the full results announcement on www.exxaro.com
*See Addendum 1 for Operational highlights; Addendum 2 for Growth opportunities
Editor`s Note:
Exxaro is a diversified resources group with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. www.exxaro.com
Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
ADDENDUM 1:
OPERATIONAL HIGHLIGHTS
Iron Ore
In the 10-month period to 31 October 2006, production was negatively impacted by inclement weather in the first quarter while exports were adversely affected by the breakdown of one of the two ship loaders at Saldanha Bay in September 2006.
The commodity business benefited from the average international iron ore price increase of 19% effective from 1 April 2006.
The performance of iron ore has been reported on by Kumba Iron Ore in the release of its results for the period ended 31 December 2006.
Coal
Coal production was substantially higher due to increased output at the former Kumba Coal mines and the acquisition of the former Eyesizwe Coal mines.
Production of coking coal increased by 222kt on the comparative 2005 period.
Higher output from the commissioning of the new coal beneficiation module (GG6) at the Grootegeluk mine during August 2006 was partially offset by lower production at Tshikondeni mine caused by unfavourable geological conditions.
Increased throughput at both the Grootegeluk and Leeuwpan mines and an additional 277kt from the former Eyesizwe Coal mines during November and December 2006, increased thermal coal production by 12% or 372kt.
The continued higher demand from Eskom, the ramp-up of the jig plant at Leeuwpan mine and the acquisition of Eyesizwe Coal, contributed to power station coal production increasing by 24% to 18 061kt for the year under review.
The higher demand from Eskom and metallurgical coal at stronger than anticipated prices, combined with more favourable export agreements and the contribution from the former Eyesizwe mines, resulted in an increase of 32% in revenue to almost R2,9 billion.
Net operating profit, in turn, increased R45 million to R599 million as the higher turnover was offset by increases in labour and petroleum costs. The cost-based arrangement of the former Eyesizwe mines with Eskom also impacted on the operating margin of the overall commodity business.
Exxaro KZN Sands
The Furnace 1 shut to effect modifications and improvements was successfully completed in the second half of 2006. This, however, negatively impacted on pig iron production and resultant sales. Successful improvement initiatives resulted in marginally higher production of zircon, rutile and slag.
Despite the weaker currency, higher rutile sales and stronger zircon prices, revenue and net operating profit, excluding the impairment, were R22 million and R11 million lower respectively than for the corresponding period in 2005. This was due primarily to the Furnace 1 shut, lower slag and pig iron sales.
As reported in the announcement of the 2006 interim results of the group, the combined impact of a stronger currency outlook over the life of the assets and projected surplus of high-grade titanium feedstock on world markets, led to a pre-tax reduction of R784 million in the carrying value of the assets.
Exxaro Australia Sands
Business improvement initiatives led to increased mineral production. The

unplanned shut of the synthetic rutile (SR) kiln at the Chandala plant in July 2006 to enable inspection and repairs to refractories resulted in 13kt lower SR production and a net operating opportunity loss of R28 million. The shut was, however, also utilised to carry out maintenance that was only planned for in 2007 with the result that sales impacted by the 2006 shut will effectively realise in 2007.

Although revenue was marginally lower, net operating profit decreased by R162 million to R144 million due to the SR kiln shut, maturity in 2005 of the favourable hedging programme and substantial increases in the cost of energy related consumables and labour.

Base Metals

Zinc concentrate production was significantly lower as a result of accelerated exploration development, heavy rainfall in southern Namibia in the first six months which negatively affected transport from Rosh Pinah mine, and industrial action by employees in November 2006. Zinc metal production at the Zincor refinery was 12kt lower due to lower quality zinc concentrates which caused plant instability, the planned rebuild of a roaster and acid plant stoppages. An additional roaster shut and rebuild, which forms part of Zincor`s scheduled maintenance programme, is planned for the third quarter of 2007.

Revenue however increased by 122% to R2 379 million and net operating profit by R540 million to R609 million at an operating margin of 26%. This was primarily due to an increase of 137% in the average realised zinc price of US$3 277 per tonne for the period compared with the previous period in 2005.

In line with production and sales growth and the stronger zinc metal price, Exxaro`s equity accounted income from its investment in the Chifeng refinery in China increased from R12 million to R40 million.

Negotiations with Namibian groupings to acquire a 49,9% interest in Rosh Pinah mine are proceeding. Exxaro will retain management and operational control.

Industrial Minerals

Physical volumes and the financial contribution from both the dolomite and ferrosilicon components of this business segment, were in line with that of the previous financial year.

ADDENDUM 2:

GROWTH OPPORTUNITIES

COAL

Commissioning of the R323 million new GG6 plant at Grootegeluk mine started in August 2006 with full production expected by mid-2007. The plant is treating and beneficiating coal previously sent untreated to the adjacent Matimba power station and will at full production supply 730ktpa of semi-soft coking coal to the refurbished coking plants of Mittal Steel at its Newcastle facility.

Construction, at an estimated cost of R245 million, of the 1Mtpa export-focused Inyanda mine near Witbank to produce high quality thermal coal has now commenced after new order mining rights were awarded in November 2006 and the approval of the Richards Bay Coal Terminal (RBCT) expansion earlier in the year. Letters of intent for offtake for the period April 2008 to June 2009, prior to the commissioning of RBCT Phase V, have also been received.

The RBCT Phase V expansion in which Exxaro is a 12,5% shareholder, will provide Exxaro Coal with a 2Mtpa export allocation in addition to the 1,1Mtpa available from Eyesizwe Coal`s RBCT shareholding. This allocation will be utilised by production from the new Inyanda mine as well as from expanded output at Exxaro`s Mpumalanga operations and its Grootegeluk mine.

Construction of a Sintel Char facility to produce char for the ferroalloy industry from the Grootegeluk mine, commenced in August 2006. Production from this plant will start at 80ktpa and is expected to ramp up to 160ktpa by 2008. The capital estimate for the project is R234 million.

A feasibility study to investigate the viability of a market coke plant is expected to be completed in the first half of 2007. If viable, the plant will produce high quality market coke from semi soft coking coal produced at Grootegeluk mine.

A technical feasibility study to potentially supply 7,3Mtpa of power station coal to Eskom for a new 2100 MW power station consisting of three generating units, adjacent to the Matimba power station, was completed in June 2006. Commercial agreements are being negotiated and if approved by Exxaro and Eskom,

construction could commence in 2008 with production from 2010. A feasibility study for coal supply to an additional three generating units is in progress and will be completed by April 2007.
Exxaro and Anglo Coal Australia concluded a joint venture agreement to undertake exploration and evaluate the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia. Exploration is progressing according to plan and a pre-feasibility study for an initial phase underground mine is expected to be completed by year-end.
The results of the recent drilling programme at Mmamabula Central in Botswana, which is a joint venture between Exxaro Coal and Magaleng, have indicated positive results. Further geological drilling and modelling will continue during 2007 with a feasibility study commencing in 2008.
Construction of the Mafube expansion project in which Exxaro is a 50:50 joint venture partner with Anglo Coal is progressing well, with first product from this 3Mtpa export mine expected in October 2007.
A feasibility study for the development of the Belfast underground and open pit mine to supply between 2.5Mtpa and 4.5Mtpa of coal to both Eskom and the export market has commenced and will be completed during 2007.
Converted mining rights for the Eerstelingsfontein reserves near Belfast have been obtained and an implementation plan to commence mining in this area has been developed to supply Eskom with 1Mtpa of power station coal.
Mineral Sands
The Exxaro board has approved the construction of the Fairbreeze mine, south of Exxaro KZN Sands` existing Hillendale mine in KwaZulu-Natal, subject to the obtaining of a new order mining right for the Fairbreeze C Extension area and the applicable environmental authorisations. Production is planned to commence in 2008.
Exploration work has confirmed the presence of a large low grade deposit on the Port Durnford property located to the immediate south west of Exxaro KZN Sands` Hillendale mine. The deposit has the potential to supply the Exxaro`s furnaces for more than 25 years. The Port Durnford project is a 51%:49% joint venture between Exxaro Sands and Imbiza Resources.
Exxaro Australia Sands acquired the Dongara project in March 2003 as part of its takeover of Magnetic Minerals. Located in Western Australia, the 20Mt reserve containing 10% heavy minerals will provide supplementary feedstock for Tiwest`s mineral separation plant and synthetic rutile facility. Tronox acquired 50% of the project in 2006 and it became part of the Tiwest joint venture with Exxaro Australia Sands. A bankable feasibility study is being conducted and if viable, production is expected to start at the end of 2009.
The group together with its joint venture partner, Tronox has announced plans to increase annual production capacity, subject to board approval, at the Tiwest Joint Venture (Tiwest) titanium dioxide pigment plant in Kwinana, Western Australia.
The Kwinana plant, with a current capacity of 110ktpa, produces chloride process titanium dioxide (TiO_2) pigment. The brownfield expansion will increase capacity by 40ktpa to 50ktpa. It is estimated that the expansion will cost between US$35 million to US$45 million. The additional capacity is expected to come on line in 2009.
Drilling on the Ranobe and Monombo-Marombe exploration areas comprising the Toliara Sands project in south-western Madagascar is indicating resources capable of supplying long-term ilmenite feedstock to the Exxaro KZN Sands furnace complex. It is envisaged that the feasibility study will be completed in 2007 after which a development decision will be made.
Base Metals
The expansion project for the Chifeng smelter to increase capacity from 50ktpa to 110ktpa is on track to be commissioned around mid 2007. Exxaro is participating in the expansion by converting 22% of its 60% shareholding in the Phase 2 company to 25% in the new Phase 3 company which will result in an effective 22% interest in the expanded operation.
Exxaro entered into a 50:50 joint venture agreement with Zincongo, a Congolese subsidiary of First Quantum Limited, to develop the Kipushi project during 2002. Following an invitation in August 2006 by Gecamines of the Democratic Republic of the Congo (DRC) for international tenders in connection with the Kipushi zinc

mine near Lubumbashi in the DRC, Zincongo initiated emergency proceedings against Gecamines before the Belgium Courts on the grounds that the tender invitation is in breach of the existing exclusivity contractual arrangements between Gecamines and Zincongo. The Belgium courts are expected to announce its ruling during the first quarter of 2007.
In December 2006, Exxaro also informed Gecamines that it will lodge a request for ICC arbitration, asking for enforcement of the agreements concluded between the companies regarding the rights to develop the Kamoto copper/cobalt project at Kolwezi in the DRC.
ALLOYSTREAM TM
The commercialisation of AlloyStream TM technology, which allows for improved beneficiation of manganese ore into ferromanganese is advancing. A joint venture agreement, signed between Samancor Manganese and Exxaro in March 2006, provides for the cooperation which could result in a facility producing 200ktpa of high carbon ferromanganese utilising the technology, if proved viable by feasibility studies. A development decision on the first commercial furnace of this project is expected towards the end of 2007, with production start-up anticipated to commence by the end of 2009.
A study to apply the technology to the production of ferronickel will be initiated in 2007.
22 February 2007
Sponsor: J.P.Morgan Equities Limited
Date: 22/02/2007 08:15:16 Produced by the JSE SENS Department.


END